

2023
PROXY
STATEMENT

THE PEOPLE CONNECTING AMERICA™



11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, Florida 33408

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

Logistics

 **Date and Time**
Thursday,
May 25, 2023
11:00 a.m.,
Eastern Time

 **Place**
The Annual Meeting can be attended via a virtual meeting portal. You may attend the meeting and vote by visiting *www.virtualshareholdermeeting.com/DY2023*.

 **Record Date**
The Board of Directors has fixed the close of business on Monday, March 27, 2023 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

Voting Items

Elect the two directors named in the Proxy Statement;

Approve, by non-binding advisory vote, executive compensation;

Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2024;

Approve an amendment and restatement of the 2017 Non-Employee Director's Equity Plan to, among other things, increase the number of authorized shares by 95,000 shares;

Approve, by non-binding advisory vote, the frequency of future advisory votes on executive compensation; and

Transact such other business as may properly be brought before the Annual Meeting, and any adjournments or postponements of the Annual Meeting.

⊘ YOUR VOTE IS IMPORTANT

Our shareholders are invited to attend the Annual Meeting, vote and submit questions via live webcast by visiting *www.virtualshareholdermeeting.com/DY2023*. Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. We urge you to promptly vote and submit your proxy via the internet, by phone, or, if you received a paper copy of the proxy card by mail, by returning the proxy card in the envelope provided. Instructions for each type of voting are included in the Notice Regarding the Availability of Proxy Materials that you received and in this Proxy Statement. Voting via the internet, by phone or by mailing a proxy card will not limit your right to vote your shares electronically during the Annual Meeting. We have designed the virtual meeting to ensure that our shareholders are given the same rights and opportunities to actively participate in the Annual Meeting as they would be at an in-person meeting, using online tools to facilitate access and participation.

By Order of the Board of Directors,

Ryan F. Urness
Vice President, General Counsel and Secretary
April 14, 2023

Advance Voting Methods

 **By Internet**
www.proxyvote.com

 **By Phone**
1-800-690-6903

 **By Mail**
Complete and return the proxy card or voting information card.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, MAY 25, 2023

The Notice, Proxy Statement and 2023 Annual Report to Shareholders are available on the internet at *www.proxyvote.com*.

TABLE OF
CONTENTS

PROXY STATEMENT
SUMMARY

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Dycom Industries, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on Thursday, May 25, 2023, via a virtual meeting, at 11:00 a.m. Eastern Time, or at any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the accompanying proxy card are being distributed or otherwise furnished to shareholders on or about April 14, 2023.

This summary highlights certain information contained in this Proxy Statement. As it is only a summary, please review the entire Proxy Statement before voting.

2023 Annual Meeting of Shareholders

 **Time and Date:**
Thursday, May 25, 2023, at 11:00 a.m. Eastern Time.

 **Location:**
The Annual Meeting can be attended via a virtual meeting portal. You may attend the Annual Meeting and vote by visiting *www.virtualshareholdermeeting.com/DY2023*. If you plan to attend the Annual Meeting, please follow the voting and registration instructions as outlined in this Proxy Statement.

 **Record Date:**
Shareholders of record as of the close of business on March 27, 2023 are entitled to vote.

 **Voting:**
Each outstanding share of common stock is entitled to one vote. You may vote by telephone, internet, mail, or by virtually attending the Annual Meeting. Please see "How Do I Vote?" on page 78.

 **Attendance:**
To attend the Annual Meeting, please follow the instructions contained in "Who may attend the Annual Meeting?" on page 77.

Annual Meeting Agenda and Voting Recommendations

Proposal		Board's Voting Recommendation	Vote Required For Approval	Page References (for more detail)
PROPOSAL 1	Election of Director Nominees	FOR EACH NOMINEE	Majority of Votes Cast	4
PROPOSAL 2	Advisory Vote to Approve Executive Compensation	FOR	Majority of Votes Cast	29
PROPOSAL 3	Appointment of the Independent Auditor	FOR	Majority of Votes Cast	66
PROPOSAL 4	Amendment & Restatement to the Dycom Industries, Inc. 2017 Non-Employee Directors Equity Plan	FOR	Majority of Votes Cast	68
PROPOSAL 5	Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation	1 YEAR	Plurality Vote	76

DIRECTOR NOMINEES

The Board of Directors has nominated two directors for election to the Board. The following table provides summary information about each nominee.

Name	Age	Director Since	Committee Memberships
Peter T. Pruitt, Jr.	66	2018	Audit (Chair), Finance
Laurie J. Thomsen	65	2015	Audit, Corporate Governance, Finance (Chair)

PROPOSAL 1   Election of Directors

 The Board of Directors recommends that shareholders vote **FOR** the election of Peter T. Pruitt, Jr. and Laurie J. Thomsen as directors.

The Articles of Incorporation of the Company provide that the Board of Directors (the "Board") shall be divided into three classes, with each class serving a staggered three-year term and with each class having as equal a number of directors as possible.

Our Board currently consists of nine members. Two director nominees have been nominated for election at the Annual Meeting. The nominees are Peter T. Pruitt, Jr. and Laurie J. Thomsen. Each nominee was selected by the Corporate Governance Committee and approved by the Board for submission to shareholders of the Company. Mr. Pruitt and Ms. Thomsen are each currently serving a term that expires at the Annual Meeting and each has been nominated for a term expiring at the Company's 2026 annual meeting.

Each nominee has consented to serve if elected to the Board. If any director nominee becomes unable to accept their nomination or election, which is not anticipated, the persons named as proxies will vote for the election of such other person as the Board may recommend. Proxies cannot be voted for a greater number of persons than the number of nominees named above.

Below is the biography of each of the nominees for election as a director of the Company and of those directors of the Company continuing in office together with a description of experiences, qualifications, attributes and skills that led our Board to conclude that he or she should serve as a director of the Company.

Dwight B. Duke, whose term expires at the conclusion of the Annual Meeting, will retire from the Board in accordance with the Company's mandatory retirement policy.

NOMINEES FOR ELECTION AT THIS MEETING

Peter T. Pruitt, Jr.
INDEPENDENT

DIRECTOR SINCE **2018**

TERM EXPIRES **2023**

AGE **66**

DYCOM COMMITTEES:
- **Audit (Chair)**
- **Finance**

EXPERIENCE

Mr. Pruitt, a Certified Public Accountant, retired as a Senior Partner of Deloitte & Touche LLP in 2018 where he had been an auditor with Deloitte for 41 years. During his career at Deloitte, Mr. Pruitt served in multiple firm-level leadership roles, including as Deloitte's Office Managing Partner for Florida and Puerto Rico.

SKILLS AND EXPERTISE

Mr. Pruitt has extensive audit and financial accounting expertise along with significant executive leadership experience. This wide-ranging experience allows Mr. Pruitt to bring to the Board of Directors deep knowledge of accounting, risk management and financial reporting procedures.

Laurie J. Thomsen
INDEPENDENT

DIRECTOR SINCE **2015**

TERM EXPIRES **2023**

AGE **65**

DYCOM COMMITTEES:
- **Audit**
- **Corporate Governance**
- **Finance (Chair)**

OTHER PUBLIC DIRECTORSHIPS:

The Travelers Companies, Inc.

EXPERIENCE

Ms. Thomsen served as an Executive Partner of New Profit, Inc., a venture philanthropy firm, from 2006 to 2010, and she served on its board from 2001 to 2006. Prior to that, from 1995 to 2004, Ms. Thomsen was a co-founder and General Partner of Prism Venture Partners, a venture capital firm investing in healthcare and technology companies. From 1984 until 1995, Ms. Thomsen worked at the venture capital firm Harbourvest Partners in Boston, where she was a General Partner from 1988 until 1995. Ms. Thomsen was in commercial lending at U.S. Trust Company of New York from 1979 until 1984.

SKILLS AND EXPERTISE

Ms. Thomsen has extensive experience and expertise in investments, finance and the development of emerging businesses. In addition, Ms. Thomsen has board experience at a Fortune 100 publicly traded company. This experience allows Ms. Thomsen to bring to the Board substantial knowledge of accounting and financial controls, corporate finance structure and strategy, and governance practices, as well as significant experience with the growth and development of businesses and mergers and acquisitions. Ms. Thomsen's expertise in investments and private equity also allows her to bring insight into venture capital management from an investor's perspective.

DIRECTORS WHOSE TERMS EXPIRE AT THE 2023 ANNUAL MEETING

Dwight B. Duke
INDEPENDENT

DIRECTOR SINCE **2011**

TERM EXPIRES **2023**

AGE **71**

DYCOM COMMITTEES:
- **Compensation (Chair)**
- **Corporate Governance**

EXPERIENCE

Mr. Duke is subject to the Company's mandatory retirement policy and will be retiring from the Board, in accordance with the policy, effective at the conclusion of the 2023 Annual Meeting. Mr. Duke served as Senior Vice President, Business Operations, Service Provider Video Technology Group of Cisco Systems, Inc. from 2006 until his retirement in 2012. From 1998 to 2005, Mr. Duke was Senior Corporate Vice President of Scientific-Atlanta, Inc. and President of its Transmission Networks Systems business. During this period, Mr. Duke was a member of Scientific-Atlanta's corporate management and corporate operating committees which developed and implemented corporate strategy. Prior to 1998, Mr. Duke was Vice President of the Network Systems Group of Scientific-Atlanta and responsible for that company's digital video system business.

SKILLS AND EXPERTISE

Mr. Duke has substantial experience in operations management, distribution and marketing for the cable television industry. Mr. Duke also has experience in organization-wide strategic planning, as well as product and major program management. Mr. Duke's executive-level experience in the telecommunications and cable television industry, and his experience in integrating acquired businesses brings to the Board of Directors significant knowledge of corporate strategy, technology, and mergers and acquisitions, particularly within industries closely related to the Company's business.

DIRECTORS WHOSE TERMS EXPIRE AT THE 2024 ANNUAL MEETING

Steven E. Nielsen

NON-INDEPENDENT

DIRECTOR SINCE 1996

TERM EXPIRES 2024

AGE 60

BOARD CHAIR

DYCOM COMMITTEES:

- **Executive (Chair)**

EXPERIENCE

Mr. Nielsen has been the President and Chief Executive Officer of the Company since March 1999; was its President and its Chief Operating Officer from August 1996 to March 1999; and a Vice President of the Company from February 1996 to August 1996.

SKILLS AND EXPERTISE

Mr. Nielsen's service as the Company's Chief Executive Officer and in other leadership roles within the Company allows him to bring to the Board a deep insight into the operations, challenges and complex issues facing the Company itself and the Company's industry in general.

Jennifer M. Fritzsche

INDEPENDENT

DIRECTOR SINCE 2020

TERM EXPIRES 2024

AGE 52

DYCOM COMMITTEES:

- **Audit**
- **Compensation**
- **Corporate Governance**

OTHER PUBLIC DIRECTORSHIPS:

Wireless Telecom Group, Inc.

EXPERIENCE

Ms. Fritzsche is currently a Managing Director at Greenhill & Co. and previously served as the Chief Financial Officer and a director of Canopy Spectrum, LLC until April 2021. Ms. Fritzsche has been a Senior Industry and Innovation Fellow at Georgetown University's McDonough School of Business since October 2019. She formerly served as a managing director and Senior Equity Analyst at Wells Fargo Securities (and its predecessor firms) from 1995 to 2020. During her career at Wells Fargo, Ms. Fritzsche served in multiple leadership and management roles, including as a Vice President and subsequently as a Managing Director of the Equity Research Group covering the telecommunications/cable services and communications infrastructure industries. Ms. Fritzsche has also served as a member of the Board of Directors of Wireless Telecom Group, Inc. since December 2020.

SKILLS AND EXPERTISE

Ms. Fritzsche has held senior level positions as an institutional equity analyst focused on the telecommunications/cable services and communications infrastructure industries and markets. This experience allows Ms. Fritzsche to bring to the Board substantial knowledge of the capital markets, mergers and acquisitions and corporate finance related to our business, industry and competitors.

Carmen M. Sabater

INDEPENDENT

DIRECTOR SINCE 2022

TERM EXPIRES 2024

AGE 58

DYCOM COMMITTEES:

- **Compensation**
- **Corporate Governance**

EXPERIENCE

Ms. Sabater, a Certified Public Accountant, is currently the Chief Financial Officer of Quirch Foods Parent, LLC, a national food distribution company with a portfolio of owned brands. She has served in that role since February 2002. Prior to that, Ms. Sabater was the Controller of MasTec, Inc. from 1994 to 1999 and was then appointed as its Chief Financial Officer, serving in that role until January 2002. Ms. Sabater was previously at Deloitte & Touche, LLP, as an auditor and then as a Senior Manager from 1985 to 1994. She also currently serves as the Secretary of the United Way of Miami and serves as Treasurer and chairs the Finance Committee for the Public Health Trust for Jackson Health System in Miami Dade, Florida.

SKILLS AND EXPERTISE

Ms. Sabater has extensive audit, accounting and financial expertise along with executive leadership experience. Her prior public company and telecommunications infrastructure experience allows Ms. Sabater to bring to the Board of Directors significant knowledge of accounting, risk management, integration strategy, information technology and financial reporting procedures.

DIRECTORS WHOSE TERMS EXPIRE AT THE 2025 ANNUAL MEETING

Eitan Gertel
INDEPENDENT

DIRECTOR SINCE 2016

TERM EXPIRES 2022

AGE 61

DYCOM COMMITTEES:
- **Audit**
- **Compensation**
- **Finance**

EXPERIENCE

Mr. Gertel served as the Chief Executive Officer and a director of Finisar Corporation from 2008 to 2015 following the completion of the merger between Finisar and Optium Corporation. Prior to that, Mr. Gertel served as Chief Executive Officer and Chairman of the Board of Optium from 2004 to 2008 and as the President and a director of Optium from 2001 to 2004. From 1995 to 2001, Mr. Gertel served as Corporate Vice President and General Manager of the former transmission systems division of JDS Uniphase Corporation, a provider of broadband test and management solutions and optical products. Mr. Gertel currently serves as the Chairman of the Board of Opsys Technologies and as a member of the Board of Cylite Pty Ltd, each a privately held company. He joined the Board of each company in 2016.

SKILLS AND EXPERTISE

Mr. Gertel has significant executive-level experience in the telecommunications industry, including experience in business leadership, operations and strategy, and technical experience. This experience allows Mr. Gertel to bring to the Board knowledge of corporate strategy, corporate finance, and mergers and acquisitions, as well as significant operational knowledge of the industry.

Stephen C. Robinson
INDEPENDENT

DIRECTOR SINCE 2021

TERM EXPIRES 2022

AGE 66

DYCOM COMMITTEES:
- **Audit**
- **Finance**

OTHER PUBLIC DIRECTORSHIPS:

FTI Consulting, Inc.

EXPERIENCE

Mr. Robinson is a former litigation partner of the law firm of Skadden, Arps, Slate, Meagher & Flom from 2010 to 2021. Mr. Robinson previously served as a U.S. District Judge for the U.S. District Court for the Southern District of New York from 2003 to 2010. Prior to that, he was also a former U.S. Attorney for the District of Connecticut from 1998 to 2001 and was the Principal Deputy General Counsel for the Federal Bureau of Investigation from 1993 to 1995. Mr. Robinson has also served in multiple leadership and management roles, including as the Chief Executive Officer of Empower New Haven from 2002 to 2003 and as the Chief Compliance Officer of Aetna U.S. Healthcare from 1996 to 1998.

SKILLS AND EXPERTISE

Mr. Robinson has substantial legal experience with respect to government enforcement actions, corporate compliance and internal investigations and litigation. This experience allows Mr. Robinson to bring to the Board significant knowledge and expertise with respect to a variety of issues, including compliance and risk management, litigation matters, and government regulation and compliance.

Richard K. Sykes

LEAD INDEPENDENT DIRECTOR

DIRECTOR SINCE 2018

TERM EXPIRES 2022

AGE 63

DYCOM COMMITTEES:
- **Compensation**
- **Corporate Governance (Chair)**
- **Executive**

EXPERIENCE

Mr. Sykes is a former Senior Partner of McKinsey & Company, Inc. Mr. Sykes was a Management Consultant with McKinsey from February 1996 to his retirement in August 2017. During this period, Mr. Sykes served clients in the industrial, consumer and healthcare industries focusing on issues of enterprise transformation, strategy, operations and organization. During his career at McKinsey, Mr. Sykes served in multiple firm-level leadership roles, including as Managing Partner of McKinsey's Midwest Office, and as a member of McKinsey's diversity and inclusion program. From 1990 to 1995, Mr. Sykes was a Vice President and Partner at A.T. Kearney, a global management consulting firm. Prior to that, he held engineering and management roles in the manufacturing businesses of Eli Lilly and Company.

SKILLS AND EXPERTISE

Mr. Sykes has extensive general business management and leadership experience, as well as particular in-depth knowledge and expertise in operations, enterprise transformation, organization and strategy. This experience and knowledge allows Mr. Sykes to bring to the Board of Directors significant knowledge into strategic, financial and capital-related issues.

CORPORATE GOVERNANCE
HIGHLIGHTS

Dycom is committed to maintaining the highest standards of corporate governance. Strong corporate governance practices help achieve performance goals and sustain the trust and confidence of investors, employees and customers. Our corporate governance practices are described in more detail below under the section entitled “Board of Directors and Corporate Governance Information” beginning on page 13 of this Proxy Statement.

Key Board Governance Practices

Key Board Governance Practices

- ✔ Lead independent director with clearly defined roles and robust responsibilities
- ✔ Independence of eight of nine directors (with only our CEO being non-independent)
- ✔ All Board committees (except the Executive Committee) are composed exclusively of independent directors
- ✔ Majority voting for directors in uncontested elections
- ✔ Executive session meetings for independent directors, chaired by the lead independent director
- ✔ Risk oversight by full Board and committees, including full Board review of comprehensive management report on enterprise-wide assessment of risks
- ✔ Board Continuing Education Program
- ✔ Annual Review of Committee Assignments
- ✔ Clawback Policy applicable to CEO and CFO
- ✔ Robust director nomination process
- ✔ Board takes active role in succession planning for senior management roles
- ✔ Comprehensive annual evaluations and self-assessments of our Board, its committees, and our Chairman and Chief Executive Officer
- ✔ Compensation program for non-employee directors aligns the interests of directors with those of the Company’s shareholders through a mix of cash and equity-based compensation
- ✔ Board review of Company business strategy
- ✔ Mandatory retirement age for directors at age 68
- ✔ Limits on service on other boards
- ✔ Director term limits to ensure board refreshment
- ✔ Board oversight of cybersecurity risks, human capital matters and environmental, social and governance related issues

2023 Board Composition

Board Independence

Independent Lead Director



1 Non-Independent Director
8 Independent Directors

Board Tenure

Mandatory Retirement Age and Term Limits



5 0-5 Years
2 6-10 Years
2 10+ Years

5 New Directors Since 2017

Gender Diversity

33% Female Representation



3 Females
6 Males

Ethnic Diversity

22% Ethnic Diversity



1 Black
1 Hispanic
7 White

2023 Board Leadership Skills

As a group, our Board and the Director nominees possess a broad range of experience and skills, including:



Executive Leadership
Executive leadership experience brings skills and qualifications of a senior executive that help our Board advise and support our management team and execute our strategies

100%



Financial Expertise
Financial expertise experience assists our Board in overseeing our financial reporting, capital structure and internal audit and controls processes

100%



Telecommunications Industry Experience
Telecommunications industry experience brings a deep understanding of factors affecting our industry, operations, business needs and strategic goals

56



Strategy Development Experience
Strategy Development experience assists executive leadership with assessing our long-term strategic goals for improving performance and growth

100%



Technology and Information Security Experience
Technology and information security experience helps our Board advise our management as we seek to further enhance our service offerings to our customers and assist the Board's oversight of cybersecurity risks

56



Environmental, Social & Governance (ESG) Experience
ESG experience advances our corporate strategy by focusing on our human capital, enhancing sustainable operations, employee safety and enterprise risk management

100%

MISSION & VALUES AND ESG **HIGHLIGHTS**

Dycom Mission & Values

Vision	Mission
To connect America.	Serve customers skillfully. Deliver results with discipline. Accountable in all we do.

Values

People
Our people are at the heart of everything we do. They are our most important resource. Every day, we strive to create and maintain a healthy environment in which they can grow their skills, work collaboratively, and deliver high quality services to our customers.

Safety
An instinctually safe culture is our goal, ensuring our teams, and everyone who comes in contact with our work, gets home safely each day.

Integrity
We hold ourselves accountable to one another and treat others with respect. We are honest, forthright, and ethical in the work we perform and deliver every day.

Innovation
We continually challenge ourselves to improve our performance and solve problems, driving innovation, informed but unconstrained by our past experiences.

Customer Focus
Customers are at the forefront of everything we do. By understanding their needs and exceeding their expectations, we strive to be valued partners, delivering the high quality our customers require and building enduring relationships.

Sustainability
We manage all aspects of our business with accountability, understanding the economic, environmental, and social impacts our operations create for our people, stakeholders and the communities in which we work.

ESG AT DYCOM

Through innovation, hard work, and a focus on leading with our values, Dycom is dedicated to leaving the world better than we found it, and to helping our customers create robust networks that enable others to do the same. Sustainable, environmental, social, and governance practices have been ingrained in our business practices. Today, these issues are front and center and play a critical role in how we continue to deliver value to our stakeholders, including the positive impact we have on the lives of end consumers. We have aligned our goals with the United Nations Sustainable Development Goals (SDGs). We believe the Company can have the most significant impact on the following SDGs: Good Health and Well-Being, Quality Education, Decent Work and Economic Growth and Climate Action. *For more information about our ESG strategy, please visit our website: https://sustainability.dycomind.com/*

ESG Oversight

Our Board and executive team set the tone at the top and are actively engaged in our ESG strategy. The Corporate Governance Committee has oversight responsibility for issues relating to corporate responsibility and environmental, social and governance matters affecting the Company. In fiscal 2022, we formalized our Sustainability Committee, which consists of a group of cross-functional senior leaders from multiple departments, to lead our ESG program and provide regular updates to the Corporate Governance Committee and Board.



Board of Directors
Audit Committee
Compensation Committee
Corporate Governance Committee
Finance Committee
Actively engaged in Dycom's ESG strategy through regular updates and education sessions
Oversees ESG strategy and progress
Executive Team
Execute on short-term goals and the long-term vision for Dycom
Sustainability Committee
Finance
Operations
Human Resources
Legal
Marketing & Communication
Safety & Risk
Integrate the firm's ESG efforts into its long-term corporate strategy

Our ESG Priorities

We believe that addressing sustainability risks and opportunities through our corporate strategy and operations allows us to best serve our stakeholders. Our strategy is built on three core pillars, People, Safety, and Environment, identified through our baseline ESG materiality assessment performed in fiscal 2022. These pillars drive value for our business and stakeholders, as well as enable us to deliver on our priorities and vision.

Our ESG Priorities



Safety
People
Environment





People. We strive everyday to create the right environment for our people to grow their skills, work collaboratively and deliver our services at the highest quality to our customers.

Safety. At Dycom, safety is more than rules and procedures – it's a mindset. We are focused on training, engaging, and empowering workers to recognize and mitigate hazards, so everyone gets home safely.

Environment. We are committed to regularly measuring and evaluating opportunities to reduce our environmental footprint both short-term and long-term. We embrace the latest technology and continuously optimize our core business practices.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

BOARD LEADERSHIP STRUCTURE

Chairman of the Board and Chief Executive Officer

Steven E. Nielsen serves as our Chairman of the Board and our Chief Executive Officer. The Board, in its determination of its leadership structure, is seeking to ensure the Board has strong independent leadership balanced by the need for the Board to have accountability and extensive knowledge of the Company's business operations, strategy, industry knowledge and experience and risk profile. The Board believes that the Company is best served by having one person serve as both Chairman of the Board and Chief Executive Officer because this structure provides cohesive leadership and clear accountability and direction. In his capacity as Chief Executive Officer, Mr. Nielsen possesses an intimate knowledge of the industry and the daily operations of the Company and its relationships with customers and employees, which enables him to provide the Board with leadership in setting its agenda and focusing its discussions on critical matters facing the Company. As the individual with primary responsibility for managing the Company's day-to-day operations, Mr. Nielsen is also best positioned to chair regular meetings of the Board and ensure that key business issues are brought to the attention of the Board. The combined role as Chairman and Chief Executive Officer also ensures that the Company presents its message and strategy to shareholders, employees, customers and other stakeholders with a unified, single voice. The Board believes that when it has a combined leadership structure, it is important to have a defined board leadership role for an independent director, which is discussed below.

Lead Independent Director

The Company's Corporate Governance Guidelines require that, where the Chairman of the Board is not an independent director, the independent members of the Board will select an independent director to serve as the Lead Independent Director. The independent directors have appointed Richard K. Sykes as the lead independent director. Mr. Sykes also chairs the Corporate Governance Committee and is a member of the Executive Committee and the Compensation Committee. As lead independent director, Mr. Sykes performs a variety of tasks, including:

- Chairing executive sessions of the non-management directors;
- Acting as a liaison and consulting with the Chairman and committee chairs regarding agendas for meetings, setting meeting schedules and calling meetings of the independent directors;
- Representing the Board or coordinating with the Chairman in communications with shareholders;
- Coordinating with the Chairman on the Board's consideration of any risk matters;
- Coordinating with the Compensation Committee and Corporate Governance Committee in connection with periodic evaluations of the Board and committees and on the design and structure of the Board and its committees; and
- Ensuring that information needs relating to meetings of the Board and its committees are met.

Board Independence

Board independence and oversight of the senior management of the Company are enabled by the presence of independent directors who have substantive knowledge of the Company's business. This structure provides our Board with the ability to provide oversight of the critical functions of the Company, such as the integrity of the Company's financial statements, the evaluation and compensation of executive management and the nomination of directors. In accordance with the Company's Corporate Governance Guidelines, independent directors meet without management present as needed at regularly scheduled executive sessions.

In accordance with the Company's Corporate Governance Guidelines, the Board monitors the independence of its members using standards set forth in the guidelines, which reflect the independence requirements set forth in the New York Stock Exchange ("NYSE") Corporate Governance listing standards, SEC Rules and the Company's Corporate Governance Guidelines. Under these standards, the Board of Directors has determined that each of the eight of the nine members of the Board are independent and that such group constitutes a majority of the Board. Mr. Nielsen, who serves as our President and Chief Executive Officer, is the only non-independent director.

COMMITTEES OF THE BOARD

The Board has the authority to appoint committees to perform certain functions and currently has (i) an Audit Committee, (ii) a Compensation Committee, (iii) a Corporate Governance Committee, (iv) an Executive Committee and (v) a Finance Committee. Each member of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Finance Committee is independent within the meaning of the NYSE Corporate Governance Listing Standards and the Company's Corporate Governance Guidelines. The Corporate Governance Committee also annually reviews the committee assignments and will periodically rotate committee members subject to the needs and expertise of the Board. The Board has also established written charters for each of its Audit Committee, Compensation Committee, Corporate Governance Committee and Finance Committee, which, together with the Company's Corporate Governance Guidelines, are available on the Company's website at *www.dycomind.com*. Copies of each may also be obtained, without charge, upon written request to the Secretary of the Company at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408.

The following table provides summary information regarding the Board and each committee.

		Committee Memberships				
Members	**Independent**	**Audit**	**Compensation**	**Corporate Governance**	**Executive**	**Finance**
Dwight B. Duke[1]	✓		Chair	Member		
Jennifer M. Fritzsche	✓	Member	Member	Member		
Eitan Gertel	✓	Member	Member			Member
Steven E. Nielsen*					Chair	
Peter T. Pruitt, Jr.	✓	Chair				Member
Stephen C. Robinson	✓	Member				Member
Carmen M. Sabater	✓		Member	Member		
Richard K. Sykes Lead Independent Director	✓		Member	Chair	Member	
Laurie J. Thomsen	✓	Member		Member		Chair

Chair   Member   * Board Chairman

(1) Mr. Duke will retire at the conclusion of the 2023 Annual Meeting in accordance with the Company's mandatory retirement policy.

Audit Committee

MEMBERS:

Jennifer M. Fritzsche
Eitan Gertel
Peter T. Pruitt, Jr. (Chair)
Stephen C. Robinson
Laurie J. Thomsen

MEETINGS IN FISCAL 2023: 6

ROLES AND RESPONSIBILITIES

The Audit Committee has responsibility for, among other things, assisting the Board of Directors in its oversight responsibilities with respect to:

- creating and maintaining a corporate environment that supports the integrity of the financial reporting process;
- the quality and integrity of the Company's financial statements, related disclosures, and financial reporting;
- internal controls over financial reporting, including information system controls and security, and management's assessment of the adequacy and effectiveness of such controls;
- compliance with applicable legal and regulatory requirements, including establishing procedures for receipt and review of complaints and reports;
- independent auditor's qualifications, independence and performance;
- reviewing critical accounting policies and material communications with the independent auditors and management;
- engaging with the Company's Management Disclosure Committee on a quarterly basis to obtain feedback in connection with its review of financial statements, periodic reports and other public disclosures;
- reviewing the risk disclosures in the Company's periodic reports and other public disclosures and recommending mitigation actions to address any new risks identified, including the Company's cybersecurity and data privacy risks;
- resolving disagreements between management and the Company's independent auditors regarding financial reporting;
- reviewing matters required to be discussed by the requirements of the Public Company Accounting Oversight Board;
- reviewing off-balance sheet transactions, if any, with management and the independent auditors;
- reviewing on a quarterly basis any material legal or regulatory matters, including any whistleblower complaints, with the Company's General Counsel;
- the performance of the Company's internal audit function and control functions;
- policies with respect to risk assessment and risk management and the mitigation, as appropriate, of such risks; and
- the fees paid to the Company's independent auditor.

The Board has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as defined by the NYSE listing standards. The Board has determined that the Chair of the Audit Committee, Peter T. Pruitt, qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the Securities and Exchange Commission ("SEC"), promulgated pursuant to the Sarbanes-Oxley Act of 2002, and has "accounting or related financial management expertise" within the meaning of the NYSE listing standards.

Compensation Committee

MEMBERS:

**Dwight B. Duke
(Chair)**
**Jennifer M.
Fritzsche**
Eitan Gertel
Carmen M. Sabater
Richard K. Sykes

**MEETINGS IN
FISCAL 2023: 9**

**Mr. Duke will retire
at the conclusion
of the 2023
Annual Meeting in
accordance with
the Company's
mandatory
retirement policy.**

ROLES AND RESPONSIBILITIES

The Compensation Committee has responsibility for, among other things, assisting the Board of Directors in its oversight responsibilities with respect to:

- the Company's compensation philosophy, strategy and principles;
- total compensation packages of the Chief Executive Officer and other executive officers;
- corporate goals and metrics relevant to the compensation of the Chief Executive Officer and evaluating his performance in light of such objectives;
- the Company's equity-based and incentive compensation plans, policies and programs;
- all employment agreements, consulting, retirement and severance agreements for executive officers;
- selecting a peer group of companies to be used for purposes of determining competitive executive compensation packages;
- recommending to the Board the compensation of the non-management directors;
- reviewing and discussing with management the Company's compensation discussion and analysis included in this Proxy Statement;
- reviewing and recommending for approval by the Board the Company's recommendation with respect to the "Say-on-Pay" vote and the frequency of such future votes; and
- reviewing the results of the "Say-on-Pay" vote and recommending whether to make any adjustments to the Company's executive compensation policies and practices.

The Compensation Committee has directly engaged Compensation Strategies, Inc. (the "Compensation Consultant") as an independent compensation consulting firm to provide executive and director compensation consulting services to the Compensation Committee. During fiscal 2023, a representative of the Compensation Consultant attended six out of nine Compensation Committee meetings.

Corporate Governance Committee

MEMBERS:

Dwight B. Duke
Jennifer M. Fritzsche
Carmen M. Sabater
Richard K. Sykes (Chair)
Laurie J. Thomsen

MEETINGS IN FISCAL 2023: 6

ROLES AND RESPONSIBILITIES

The Corporate Governance Committee has responsibility for, among other things, assisting the Board of Directors in its oversight responsibilities with respect to:

- recommending to the Board the director nominees for election at the Company's annual meeting of shareholders;
- recommending to the Board qualified individuals to fill Board member vacancies;
- recommending to the Board the appointment of officers of the Company;
- reviewing periodically the number and functions of the committees of the Board and recommending to the Board the appointment of its members to serve on the committees;
- evaluating on an annual basis the performance of individual directors and the independence of outside directors;
- evaluating on an annual basis the performance of the Chief Executive Officer, including an assessment of his contribution and development of the Company's culture of ethics and compliance, and submitting its evaluation to the Compensation Committee;
- reviewing management succession and development plans;
- reviewing and making recommendations to the Board regarding proposals of shareholders that relate to corporate governance;
- reviewing and recommending to the Board changes in the Company's Articles of Incorporation and By-laws;
- reviewing and assessing the adequacy of the Company's process of handling communications to and from directors;
- reviewing and assessing the adequacy of the Company's policies and practices on corporate governance, including director education and onboarding and communication of Company governance and ethics guidelines;
- reviewing matters relating to corporate responsibility and environmental, social and governance matters and human capital matters affecting the Company;
- leading the Board and each committee in conducting each body's annual performance self-evaluation;
- overseeing the annual evaluation of the Board and its committees; and
- developing and monitoring compliance with the Company's corporate governance guidelines and codes of business conduct and ethics.

Executive Committee

MEMBERS:

Steven E. Nielsen (Chair)
Richard K. Sykes

ROLES AND RESPONSIBILITIES

The Executive Committee is empowered to act for the full Board during intervals between Board meetings, with the exception of certain matters that by law may not be delegated.

Finance Committee

MEMBERS:

Eitan Gertel
Peter T. Pruitt, Jr.
Stephen C. Robinson
Laurie J. Thomsen (Chair)

MEETINGS IN FISCAL 2023: 4

ROLES AND RESPONSIBILITIES

The Finance Committee has responsibility for, among other things, assisting the Board of Directors in its oversight responsibilities with respect to:

- assisting the Board in meeting its fiduciary responsibilities relating to financing strategy, financial policies and the financial condition of the Company;
- setting policy for short-term investments and monitoring the adequacy of the Company's investment policy;
- reviewing borrowing arrangements and repurchases of indebtedness;
- reviewing financial risk management strategies;
- reviewing certain proposed acquisition, joint venture and disposition plans;
- reviewing material banking relationships and lines of credit;
- reviewing material changes to the Company's capital structure, financial arrangements and capital spending; and
- recommending changes in the capital structure of the Company.

SELECTION OF DIRECTORS

Director Candidates

The Corporate Governance Committee is responsible for reviewing and recommending to the Board the director nominees for election by shareholders of the Company, including those nominees that are recommended by shareholders in accordance with the procedures set forth in the Company's Amended and Restated By-laws and applicable law.



Identifying Director Candidates

The Corporate Governance Committee identifies and evaluates director candidates, which includes requesting from directors and others, recommendations for director candidates, engaging third-party search firms, meeting from time to time to evaluate information and background materials relating to potential candidates, and the interviewing of selected candidates by members of the Corporate Governance Committee and the Board. Before nominating a sitting director for reelection, the Corporate Governance Committee will also consider the director's performance on, participation in and contributions to the activities of the Board.

The Corporate Governance Committee is open to considering director nominee candidates from many sources, including shareholders. If a shareholder wishes to recommend a nominee for director, written notice should be sent to the Secretary of the Company in accordance with the instructions set forth under "General Information—Additional Information—Submission of Proposals for Inclusion in 2024 Proxy Materials" on page 80 of this Proxy Statement. The Corporate Governance Committee will evaluate shareholder recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.



Skills, Diversity and Qualifications

The Board and the Corporate Governance Committee believe that the Board's membership should reflect the diversity of experience, background, skills, personal characteristics, geography, race and ethnicity, and gender required to represent the Company's constituents and to meet its corporate governance, oversight and advisory functions. While the Company has not adopted a formal diversity policy, it believes that a board made up of qualified directors from diverse backgrounds will contribute a variety of perspectives, opinions and experiences to board discussions and decisions and will result in creating balanced and thoughtful corporate strategies. The Board and Corporate Governance Committee also ensure that the Board has the expertise required to fulfill all of its legal and regulatory requirements, including the requirements for each of its committees. Accordingly, in considering whether to recommend any particular candidate for inclusion in the slate of recommended director nominees, the Corporate Governance Committee will consider numerous attributes, including those described above, as well as the candidate's integrity, business acumen, knowledge of the Company's business and industry and experience that will complement the current members of the Board of Directors.



Conflicts of Interest

The Corporate Governance Committee assesses whether there is any conflict of interest with respect to the Company and the director nominee. This is accomplished through various means, including the performance of background checks and the completion of questionnaires by director candidates.

A Balanced Approach

The Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for a prospective nominee. The Corporate Governance Committee believes that the backgrounds and qualifications of our directors, considered as a group, should provide a diverse mix of background, experience, perspectives, personal characteristics, knowledge and abilities that will allow the Board to fulfill its responsibilities and operate effectively.

BOARD ROLE IN RISK OVERSIGHT

The **Board** takes an active role in overseeing enterprise-level risks both as the full Board, and through its committees. The committees of the Board are primarily responsible for the oversight of risk as follows:



the **Audit Committee** has oversight over the financial reporting, accounting and internal control risks. The Audit Committee also has oversight over cybersecurity and information security risk and reviews any potential conflicts of interest, including any proposed related party transactions.

the **Compensation Committee** oversees the Company's executive compensation arrangements, including the identification and management of risks that may arise from the Company's compensation policies and practices.

the **Finance Committee** has oversight over the Company's financial exposure, including liquidity, credit and interest rate risks, and acquisition and disposition plans above a certain threshold.

the **Corporate Governance Committee** has oversight over the establishment of practices and procedures that promote good governance, a culture of ethics and compliance and mitigate governance risk. The Corporate Governance Committee is also responsible for reviewing the performance of the Board, our Chairman and Chief Executive Officer and individual directors. The Corporate Governance Committee ensures that each committee of the Board engages in an annual performance self-evaluation based upon criteria and processes established by the Corporate Governance Committee and focuses on succession planning for the Board and the executive officers of the Company.

The Board has determined that the full Board is the most effective body for the general oversight of enterprise level risks and this oversight is enhanced by its current leadership structure as our Chief Executive Officer, in his role of Chairman of the Board, is best able to understand, evaluate and raise critical business and other risks to the attention of the Board in a timely manner. The Board has delegated primary oversight of certain risk oversight matters to committees of the Board as described above, based on the subject matter expertise of each of the committees as set forth in each of their charters, which the Company believes further enhances the Board's overall oversight of strategic risk exposure. The Board receives regular reports from the committee chairs, and the Board and its committees receive, as appropriate, reports from the Company's internal auditor and other officers of the Company on a quarterly basis to ensure it is apprised of risks, how these risks may relate to one another and how management is addressing these risks. In addition, the Audit Committee has established procedures for the receipt, retention and review of complaints regarding accounting and auditing matters and related to concerns about internal controls over financial reporting. Such procedures include the receipt of reports at least quarterly from the Company's Management Disclosure Committee and the General Counsel and are intended to reduce risk by encouraging the reporting of any issues or concerns regarding questionable accounting matters and ensuring that such complaints are promptly and effectively addressed. The Board and its committee regularly engage and consult with outside advisors and experts, including outside counsel and the independent auditors, to assess certain risks and to better anticipate the impact of possible future risks.

The Company conducts an annual enterprise-wide assessment of short-term and long-term risks that also aligns with our annual disclosure controls processes and procedures. The risks considered as part of this assessment include those inherent in the Company's business, as well as the risks from external sources such as competitors, the economy and credit markets, regulatory and legislative developments, and cybersecurity and data protection risks. Each of the risks identified are ranked and weighted based upon its potential impact to the business and the likelihood of occurrence. A report of these risks is presented annually to the Board by our internal auditor and updates are provided as appropriate. The objectives of the risk assessment process include (i) determining whether there are risks that require additional or higher priority mitigation efforts; (ii) developing a defined list of key risks to be shared with the Audit Committee, the Board and senior management; (iii) contributing to the development of internal audit plans; (iv) facilitating the NYSE governance requirement that the Audit Committee discuss policies around risk assessment and risk management; and (v) facilitating discussion of the risk factors to be included in Item 1A of the Company's Annual Report on Form 10-K.

Information Security

The Audit Committee also has oversight of information technology and cybersecurity matters, which includes strategies, risk identification and mitigation, as well as data privacy protection ("Information Security"). The Company's Chief Information Officer oversees an internal information security team, which works in partnership with the Company's internal audit department to review information technology-related controls with our external auditors as part of the overall internal controls process. The Chief Information Officer also reports to the Board periodically on information security and any recent developments in the industry. We also currently maintain a cybersecurity insurance policy that provides coverage for certain costs associated with security breaches, subject to the limit of the policy.

Our Company's information security plan includes:

- Policies and security awareness training, including periodic employee phishing simulations;
- Identification and remediation of information security risks and vulnerabilities in our IT systems;
- Security operations training including logging, monitoring and response techniques and procedures; and
- Testing of incident response plans.

BOARD PRACTICES, POLICIES AND PROCESSES

Board Meetings and Attendance

The Board held eight meetings during fiscal 2023 and, all directors attended 100% of the meetings of the Board and the committees of the Board on which they served during the period. Although the Company does not have a formal policy regarding attendance by the Board members at the Annual Meeting, it encourages and expects all of its directors to attend. At the 2022 Annual Meeting, all of the directors then serving on the Board attended.

Corporate Governance Guidelines, Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers

The Company is committed to the highest ethical standards, sound corporate governance practices and compliance with NYSE, SEC and other regulatory and legal requirements. It requires the highest possible honest and ethical conduct in all aspects of its business from all of its employees, including its directors, executive management and Senior Financial Officers. In furtherance of these goals, the Board has adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Code of Ethics for Senior Financial Officers. These policies are intended to create a corporate environment that supports and encourages ethical and honest behavior, the avoidance of conflicts of interest, compliance with applicable laws and regulations and the prompt reporting of violations and concerns without fear of retaliation. The above-described codes of conduct and governance guidelines are available on the Company's website at *www.dycomind.com*. Copies of each may also be obtained, without charge, upon written request to the Secretary of the Company at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408. These documents are periodically reviewed in light of legal and corporate governance developments and may be modified as appropriate. Please note that the information contained in or connected to the Company's website is not intended to be part of this Proxy Statement.

The Company's Code of Ethics for Senior Financial Officers and its Code of Business Conduct and Ethics, each meet the definition of a code of ethics as defined in Item 406(b) of Regulation S-K of the Securities Act of 1933. The Code of Ethics for Senior Financial Officers applies to the Chief Executive Officer, Chief Financial Officer, Principal Accounting Officers, Controllers and other employees performing similar functions. The Code of Business Conduct and Ethics applies to all directors, officers, managers and employees of the Company. These codes reflect the Company's expectation that its directors, officers and other employees conduct themselves with the highest standard of business ethics. The Company discloses amendments to provisions of the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics, or a waiver from the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions by posting such information on the Company's website at *www.dycomind.com*.

Shareholding Requirements and Stock Ownership Guidelines for Non-Employee Directors

The Board believes that directors and senior managers should have a significant financial stake in the Company to align their interests with those of the Company's shareholders. To this effect, the Board has established stock ownership guidelines that require non-employee directors to own shares of Company common stock with a value of not less than a specified multiple of annual cash retainer. In addition, the Chief Executive Officer and certain other executive officers of the Company are subject to stock ownership and/or shareholding requirements. The stock ownership guidelines and shareholding requirements for the Chief Executive Officer and other executive officers and key employees are further described under "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines for the Chief Executive Officer" on page 49 of this Proxy Statement.

For non-employee directors, the stock ownership guidelines require share ownership of Company common stock that approximates a value of five times the annual cash retainer paid to such non-employee director. For directors elected prior to November 2017, the guidelines require share ownership of Company common stock that approximates a value of five times the annual cash retainer in effect as of November 20, 2017 (the "Effective Date"). Non-employee directors generally are expected to comply with the stock ownership guidelines within five years after appointment or election to the Board of Directors. In the case of a non-employee director elected after the Effective Date, the number of shares such individual director is expected to own shall be determined based on the value of a share of common stock of the Company on the date of his or her election and such director's annual cash retainer as of that date. Under these guidelines, stock ownership includes shares (including time vesting restricted stock units) owned directly or held in trust by an individual. The guidelines do not include shares that an individual has the right to acquire through stock options, performance vesting restricted stock or performance vesting restricted stock units.

Each individual director is also required to retain 50% of the net after-tax shares which he or she acquires under the Company's equity plans until the applicable threshold is achieved. If a non-employee director does not attain the shareholding requirement as of the day immediately prior to the payment of any cash retainer or other service period fees for service on the Board (except for meeting or committee fees) that otherwise would be made in cash, then 60% of the payment will be paid in restricted stock or restricted stock units, as determined by the plan administrator of the non-employee directors equity plan. Once achieved, ownership of the guideline amounts must be maintained for as long as the individual director is subject to these guidelines.

The Board periodically reviews the stock ownership guidelines and updates them as required. As of January 28, 2023, each non-employee director has exceeded, or is making satisfactory progress toward, the stock ownership threshold.

Prohibition of Hedging or Pledging of Company Stock by Non-Employee Directors and Executive Officers

The Company's Insider Trading Policy prohibits hedges and pledges of the Company's common stock by a director or executive officer of the Company. A "hedge" would include any instrument or transaction through which an executive officer or non-employee director offsets decreases of his or her exposure to risk of price fluctuation in the Company's common stock. The policy also prohibits pledges of the Company's common stock by an executive officer or director, such as using Company common stock as collateral for a loan or by holding Company common stock in a margin account (with the exception of the use of a margin account to purchase Company common stock only in connection with the exercise of Company-granted stock options). The Board believes this policy better aligns the interests of the members of the Board and its executives with the interests of the Company's shareholders.

Board and Committee Evaluations

The Corporate Governance Committee leads annual evaluations of the Board, committees and individual director performance. The evaluation process is designed to facilitate ongoing, systematic examination of the Board's effectiveness and accountability, and to identify opportunities for improving its operations and procedures. On an annual basis, the Board and each standing committee conducts an annual performance evaluation in accordance with the criteria and processes established by the Corporate Governance Committee. Individual director feedback is also discussed with each director, as appropriate. In fiscal 2023, the Board conducted a separate self-evaluation, and each of its standing committees conducted a separate evaluation of its own performance and of the adequacy of its charter and reported on the results of its evaluation to the Board.

Board Continuing Education

The Board is committed to ensuring that all directors are provided with robust opportunities to receive interactive board education on a variety of topics, including enterprise risk management, industry business issues, disclosure trends and practices, and corporate governance. Directors may choose to attend any combination of courses or events, in-person or online director education programs sponsored by outside parties, online training courses and certain other educational experiences, as may be approved by the Corporate Governance Committee from time to time. The Corporate Governance Committee also oversees and monitors this continuing education program and ensures that members of the Company's senior management, as well as appropriate outside advisors and experts, regularly attend Board or committee meetings to present and engage with all directors.

Incentive Compensation Clawback Policy

In October 2021, the Board incorporated a clawback policy into its Corporate Governance Guidelines. This clawback policy is triggered by a material restatement of the Company's financial results and requires the Company to seek recovery of any performance-based compensation paid to our CEO and CFO that the Compensation Committee determines would not have been paid based on the restated results during the three years preceding such restatement. The Policy also requires that if the Compensation Committee determines not to clawback any such performance-based compensation, the Company will publicly disclose the reason for that determination.

Communications with the Board

The Board has adopted a formal process by which shareholders and other interested parties may communicate with one or more of the Company's non-management directors. Shareholders who wish to communicate with a director or one or more of the non-management directors should direct their communications in writing to:

Dycom Industries, Inc.
c/o Ryan F. Urness, General Counsel and Secretary
11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, Florida 33408
Email: corporatesecretary@dycominc.com

All such communications should be clearly marked "Shareholder Communication to the Dycom Industries, Inc. Board of Directors."

The Secretary of the Company has primary responsibility for monitoring director-related communications from shareholders and other interested parties and forwarding collected communications to the intended recipient, provided they meet certain criteria. In general, communications are forwarded to the intended director or director group as long as the communications do not relate to ordinary business, legal or administrative matters or other non-substantive or inappropriate matters further described in the Company's Internal Process for Handling Communications to and from Directors. All concerns and complaints relating to accounting, internal accounting controls or auditing practices, including those reported as a violation of the Code of Business Conduct and Ethics or the Code of Ethics for Senior Financial Officers, will be referred to the Audit Committee in accordance with the Company's Audit Committee Procedures for Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters. Each of the Code of Business Conduct and Ethics, the Internal Process for Handling Communications to and from Directors and the Audit Committee Procedures for Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters are available on the Company's website at *www.dycomind.com.*

Majority Voting and Director Resignation Requirements

The Company's Amended and Restated By-laws provide for a majority voting standard for uncontested director elections. Under this standard, a director nominee will be elected only if the affirmative vote of shares of common stock represented and entitled to vote at an annual meeting exceeds the votes cast opposing that nominee. Pursuant to the standard, a director is required to tender his or her resignation to the Board if the director fails to receive the required number of votes. The Board shall nominate for election or re-election only those candidates who agree to tender, promptly following the person's failure to receive the required vote for election or re-election at the next annual meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon the Board's acceptance of the resignation. In addition, the standard requires the Board to fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of irrevocable resignation tendered by incumbent directors. The Corporate Governance Committee will evaluate and make a recommendation to the Board with respect to the tendered resignation. In its review, the Corporate Governance Committee will consider any factors that it deems relevant.

Where a director has failed to receive a majority of the votes cast in an uncontested director election and the Corporate Governance Committee has provided its recommendation, the Board must take action on the Corporate Governance Committee's recommendation within 90 days following certification of the shareholders' vote and publicly disclose its decision and the rationale for the decision on a Current Report on Form 8-K furnished with the SEC within four business days after its decision. Absent a determination by the Board that it is in the best interests of the Company for an unsuccessful incumbent to remain as a director (based on such factors that the Board deems relevant), the Board shall accept the resignation. In accordance with the Company's Corporate Governance Guidelines, an unsuccessful incumbent director will not participate in any deliberations of the Corporate Governance Committee or the Board with respect to the tendered resignation. The Corporate Governance Guidelines also provide procedures to address a situation in which all members of the Corporate Governance Committee are unsuccessful incumbents.

If the Board accepts the resignation of an unsuccessful nominee for director, it may fill the resulting vacancy or decrease the size of the Board in accordance with the Company's Amended and Restated By-laws or the Company's Articles of Incorporation. If a director's resignation is not accepted by the Board, such director will continue to serve as a director until the next succeeding annual meeting and until his or her successor is duly elected or until the director's earlier resignation, removal from office or death. In contested elections, the plurality voting standard will apply. A contested election is an election in which the Secretary of the Company determines that the number of director nominees exceeds the number of directors to be elected to the Board.

Service on Other Boards

Pursuant to the Company's Corporate Governance Guidelines, directors are expected to devote sufficient time and attention to carrying out their duties and responsibilities and ensure that their other responsibilities, including service on other public company boards, do not materially interfere with their responsibilities for the Board. In the event that a director wishes to serve as a board member of another company, they must inform the Chairman of the Board and the Chair of the Corporate Governance Committee of such intention. The Board will review whether such additional board service is likely to impair such director's service on the Board or applicable committees or would create a conflict of interest with the Company. The Company also prohibits any member of the Board from simultaneously serving on more than three public company boards unless the Board determines that such service will not adversely affect such director's service on the Board or applicable committees.

Board Tenure and Mandatory Retirement

The Corporate Governance Committee will, as part of its annual assessment of the composition of the Board, review a director's continuation on the Board and consider such director's qualifications, experience, skills, diversity and Board tenure into account. Under the Company's Corporate Governance Guidelines and its Bylaws, a director is generally required to retire when he or she reaches age 68, and such retirement shall take effect at the expiration of such individual's then-current term of office. The Board may waive this requirement as to any director if it deems a waiver to be in the best interests of the Company. The Board also limits the maximum tenure of a non-employee director to the greater of twelve years or four full terms. The Corporate Governance Committee may, by unanimous vote, extend a non-employee director's term for one additional three-year term.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a written policy and procedures for the review of all transactions where the amount involved will exceed $120,000 in any fiscal year in which the Company is a participant and any director or nominee, executive officer or security holder of more than five percent of the Company's common stock (or, in the case of the foregoing persons, their immediate family members) has a direct or indirect financial interest (each, a "related person transaction").

A member of the Board or any of our executive officers proposing to enter into such transaction must report the proposed related person transaction to the Company's General Counsel. The policy calls for the proposed related person transaction to be reviewed, and if deemed appropriate, approved by the Audit Committee. Generally, the Audit Committee will approve the transaction if the Audit Committee determines the transaction is beneficial to the Company and contains the same or reasonably comparable terms as would be obtained in an arm's-length transaction with an unrelated third party.

Neither the Company nor any of its subsidiaries has engaged in any related person transaction during fiscal 2023.

DIRECTOR COMPENSATION

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The Company's compensation program for non-employee directors is designed to enable the Company to attract, retain and motivate highly qualified directors to serve on the Board. The program is also intended to be competitive with other companies in the Peer Group (as defined under "Executive Compensation—Compensation Discussion and Analysis—Role of Compensation Consultant and Peer Group Comparison" beginning on page 37 of this Proxy Statement) and to further align the interests of these directors with our shareholders by compensating directors with a mix of cash and equity-based compensation. Directors who are employees of the Company are not entitled to receive any additional compensation for serving on the Board or its committees.

The Compensation Committee is also responsible for recommending to the Board changes in director compensation. The Compensation Committee periodically reviews non-employee director compensation trends and data from the Peer Group and other relevant and comparable market data including reports on the competitiveness of compensation for non-employee directors received from its independent Compensation Consultant. Each of the Company's non-employee directors currently receives the compensation described below.

Directors' Fees

Non-employee directors received the following retainer fees for fiscal 2023: (i) an annual retainer fee of $65,000; and (ii) a fee of $20,000 for service as non-management Lead Independent Director. Also, Board members serving as a Chair of a committee received the following fees for fiscal 2023: (i) $20,000 for service as Audit Committee chair, (ii) $15,000 for service as Compensation Committee chair, (iii) $10,000 for service as Corporate Governance Committee chair and (iv) $10,000 for service as Finance Committee chair. Directors' fees are paid in four quarterly installments. In addition, non-employee directors receive $2,250 for each quarterly or special meeting of the Board of Directors attended in person and $1,000 for each telephonic meeting attended. Non-employee directors receive $1,250 for each quarterly or special committee meeting attended in person and $750 for each telephonic meeting attended.

Non-Employee Directors Equity Plan

The 2017 Non-Employee Directors Equity Plan (the "Director Equity Plan") provides for the grant of (i) an annual equity award to each continuing non-employee director as of the date of the Company's annual meeting of shareholders and (ii) an equity award upon a new non-employee director's initial election or appointment to the Board. The Director Equity Plan permits the grant of awards consisting of non-qualified stock options, shares of restricted stock, restricted stock units and deferred restricted stock units. In each case, the value, type and terms of such awards are approved by the Board, based on the recommendation of the Compensation Committee.

For fiscal 2023, the Compensation Committee determined that the grant date fair value of annual awards provided to each non-employee director would be $140,000, allocated 100% to restricted stock units (based on the values provided to the Compensation Committee by the Compensation Consultant). The Compensation Committee, with input from its independent Compensation Consultant, determined that granting the annual equity award in the form of restricted stock units was consistent with general market practices, as well as those of the Peer Group. Accordingly, each continuing director was granted restricted stock units which vest, generally subject to continuing service, ratably over three years following the grant date. In addition, non-employee directors may elect to receive up to 100% of their cash retainer fee in restricted shares of Company common stock, subject to a six-month restriction on transfer. The number of shares of restricted stock or restricted stock units to be granted to a non-employee director is determined by (i) dividing (a) the U.S. dollar amount of the director's annual retainer(s) elected, or required, to be received in the form of restricted stock or restricted stock units by (b) the fair market value of a share of Company common stock on the date such fees are payable and (ii) rounding up to the nearest whole share of common stock. Non-employee directors are also permitted to defer settlement of their restricted stock units until the earlier of their termination of service on the Board for any reason and a date specified by such director. As discussed in greater detail above in the section entitled "Board of Directors and Corporate Governance Information—Board Practices, Policies and Processes—Shareholding Requirements and Stock Ownership Guidelines for Non-Employee Directors" on page 22 of this Proxy Statement, the Board has established stock ownership guidelines for the non-employee directors to further align their economic interests with those of the Company's shareholders. Under the Director Equity Plan, 140,000 shares of common stock are authorized for issuance and, as of January 28, 2023, the Company had 36,123 shares available for future awards under the plan. The Company is also seeking shareholder approval of an amendment and restatement to the Director Equity Plan to increase the number of authorized shares by 95,000 shares and to extend the term of the plan for an additional 10 years, as more fully described under "Proposal No. 4 - Approval of an Amendment and Restatement to the Dycom Industries, Inc. 2017 Non-Employee Directors Equity Plan" on page 68.

DIRECTOR COMPENSATION TABLE

The following table sets forth the compensation for the non-employee members of the Board for the fiscal year ended January 28, 2023.

Name[1]	Fees Earned or Paid in Cash[2][3]	Stock Awards[3][4]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Dwight B. Duke	$108,250	$158,179	$—	$—	$—	$—	$266,429
Jennifer M. Fritzsche	$ 57,828	$197,296	$—	$—	$—	$—	$255,124
Eitan Gertel	$ 98,250	$158,179	$—	$—	$—	$—	$256,429
Peter T. Pruitt, Jr.	$115,000	$158,179	$—	$—	$—	$—	$273,179
Stephen C. Robinson	$ 46,295	$200,621	$—	$—	$—	$—	$246,915
Carmen M. Sabater	$ 37,231	$216,692	$—	$—	$—	$—	$253,923
Richard K. Sykes	$123,329	$158,179	$—	$—	$—	$—	$281,508
Laurie J. Thomsen	$106,000	$158,179	$—	$—	$—	$—	$264,179

[1] As a Company employee, Mr. Nielsen is not separately compensated for his service on the Board of Directors. His compensation is included in the Summary Compensation Table on page 51 of this Proxy Statement. Mr. Duke will retire at the conclusion of the 2023 Annual Meeting in accordance with the Company's mandatory retirement policy.

[2] Each RSU entitles the recipient to one share of the Company's common stock upon settlement. The amounts in this column represent the fees that were earned or paid in cash plus the grant date fair value of restricted shares for the annual retainer(s) which the director elected to receive in restricted shares during fiscal 2023. For fiscal 2023, the total number of restricted shares and aggregate grant date fair value which were elected by non-employee directors to be paid in shares are as follows: Jennifer M. Fritzsche, 56 shares having an aggregated grant date fair value of $4,953, Stephen C. Robinson, 4 shares having an aggregate grant date fair value of $80, Carmen M. Sabater, 3 shares having an aggregate grant date fair value of $52, and Richard K. Sykes, 569 shares having an aggregate grant date fair value of $47,579.

[3] As required by SEC rules, amounts in these columns present the aggregate grant date fair value of stock awards granted during fiscal 2023 computed in accordance with FASB ASC 718. The stock awards exclude the amounts a director elected to receive in restricted stock or RSUs in lieu of their annual cash retainer(s) as described in footnote (2) above. See Note 19 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2023 regarding assumptions underlying valuation of equity awards. The stock awards vest, subject to continuing service, ratably over three years following the grant date. These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards.

DIRECTOR COMPENSATION

(4) The following table shows the grant date fair value of shares of restricted stock and RSUs granted to directors during fiscal 2023 computed in accordance with FASB ASC 718. See Note 19 to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal 2023, regarding assumptions underlying valuation of equity awards.

Name	Grant Date	Grant Date Fair Value of Restricted Stock/Unit Awards	Grant Date Fair Value of Stock Option Awards
Dwight B. Duke	05/26/2022	$158,179	$—
Jennifer M. Fritzsche	01/30/2022	$ 11,379	$—
	05/01/2022	$ 11,448	$—
	05/26/2022	$158,179	$—
	07/31/2022	$ 10,607	$—
	10/30/2022	$ 10,636	$—
Eitan Gertel	05/26/2022	$158,179	$—
Peter T. Pruitt, Jr.	05/26/2022	$158,179	$—
Stephen C. Robinson	01/30/2022	$ 13,149	$—
	05/01/2022	$ 9,789	$—
	05/26/2022	$158,179	$—
	07/31/2022	$ 9,775	$—
	10/30/2022	$ 9,809	$—
Carmen M. Sabater	03/28/2022	$ 25,542	$—
	05/01/2022	$ 13,439	$—
	05/26/2022	$158,179	$—
	07/31/2022	$ 9,775	$—
	10/30/2022	$ 9,809	$—
Richard K. Sykes	01/30/2022	$ 23,770	$—
	05/01/2022	$ 23,810	$—
	05/26/2022	$158,179	$—
Laurie J. Thomsen	05/26/2022	$158,179	$—

As of January 28, 2023, each non-employee director had the following aggregate number of outstanding unvested restricted stock units and outstanding unexercised stock options:

Name	Outstanding Unvested Restricted Stock Units	Outstanding Stock Options*
Dwight B. Duke	4,312	2,702
Jennifer M. Fritzsche	3,360	—
Eitan Gertel	4,312	—
Peter T. Pruitt, Jr.	4,312	—
Stephen C. Robinson	2,135	—
Carmen M. Sabater	1,941	
Richard K. Sykes	4,312	—
Laurie J. Thomsen	4,312	—

* Includes vested and unvested stock options.

 **PROPOSAL 2**   Advisory Vote on Executive Compensation

The Board of Directors recommends that shareholders vote **FOR** the resolution approving, on a non-binding advisory basis, the compensation of the Named Executive Officers.

On an annual basis, the Company provides its shareholders with the opportunity to participate in a non-binding advisory vote to approve the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our Named Executive Officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

The Company's executive compensation program has been designed to attract, motivate and retain highly performing executives and align the interests of those executives with the long-term interests of the Company's shareholders. We believe the program also supports the Company's pay-for-performance principles by placing a substantial amount of total executive compensation, including compensation of the Chief Executive Officer, "at risk" based on the performance of the Company.

The Company seeks to implement and maintain sound compensation governance practices to ensure adherence to its pay-for-performance philosophy while appropriately managing risk and aligning its executive compensation program with the long-term financial interests of shareholders. The Compensation Committee regularly reviews the executive compensation program to ensure alignment with the Company's business strategies and pay-for-performance philosophy and general market practices.

2022 SAY-ON-PAY ADVISORY VOTE RESULTS



96%

The Company believes these strong approval results demonstrate a desire by its shareholders that the Company maintain the current objectives and practices of its executive compensation program.

The Company values the opinions of its shareholders and annually submits the compensation of its Named Executive Officers to a non-binding shareholder advisory "Say-on-Pay" vote. At our May 2022 Annual Meeting, approximately 96% of the votes cast on our "Say-on-Pay" proposal were cast for approval of the compensation of our Named Executive Officers. We believe that this indicates strong support for our continued focus on aligning our Named Executive Officer compensation programs with the interests of our shareholders. During fiscal 2023, we continued to focus on pay for performance, "at risk" compensation, supporting the Company's business goals and strategies while simultaneously discouraging excessive risk taking. On an ongoing basis, the Compensation Committee reviews the executive compensation program to ensure its continued alignment with the Company's pay-for-performance philosophy and general market practices.

For the reasons highlighted above, and more fully discussed in the "Executive Compensation—Compensation Discussion and Analysis" section ("CD&A") beginning on page 33 of this Proxy Statement, the Board of Directors unanimously recommends a vote **FOR** the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative disclosure in this Proxy Statement."

This vote is required pursuant to Section 14A of the Exchange Act and is advisory and non-binding; however, the Compensation Committee and our Board will review the voting results and consider shareholder views in connection with the design and implementation of the executive compensation program.

COMPENSATION HIGHLIGHTS
FOR FISCAL YEAR 2023

Overview of Executive Compensation

The Company's executive compensation program is designed to reward executive officers who contribute to the Company's sustained growth and successful execution of its strategy and operating plans. Total direct compensation is targeted to be comparable to those companies, including members of the Company's Peer Group (as defined under "Role of Compensation Consultant and Peer Group Comparison" on page 37 of this Proxy Statement), with which the Company competes for executive talent. The executive compensation program is designed to maintain a strong link between compensation and performance and is comprised of the following compensation elements:

Executive Compensation Program Design

	Component	Basic Design	Purpose
Fixed	**Base Salary**	• Calibrated with Peer Group market data • Reviewed annually	• Rewards individual for successfully fulfilling core job functions • Takes individual experience, contributions, skills and tenure into account
	Benefits	• Provides health, retirement and disability coverage • Same benefits are generally available to all employees	• Provides market competitive benefits to attract and retain key personnel
Variable At Risk	**Annual Incentive Plan**	• Determined by assessing the quality of earnings in relation to margin performance and operating cash flow • Payout is performance-based and dependent upon reaching pre-determined thresholds • Payable in cash	• Reflects the importance of margin and cash flow discipline • Discourages excessive risk-taking while rewarding for achievement of short-term business goals
	Long-Term Equity Incentive Plan	• Provides for equity incentives in form of time-based and performance-based vesting of restricted stock units • Payout of significant portion of stock is dependent upon performance as measured against pre-determined thresholds • Granted annually	• Encourages executive stock ownership • Rewards executives for achievement of long-term goals and business strategies • Aligns the interests of the executives with the long-term interests of company stockholders

The Compensation Committee considers each pay element individually and all pay elements in aggregate when making decisions regarding amounts that may be awarded under any one of the pay elements.

Pay Mix

The following charts illustrate the performance-based nature of the executive compensation program as a percentage of target total direct compensation (which is composed of base salary, target annual cash incentive awards and the grant date fair value of target equity-based incentive awards). For specific target amounts of annual cash incentive awards and equity-based incentive awards, see the Grant of Plan-Based Awards Table on page 52 of this Proxy Statement:

CEO Target Compensation



21% Base Salary   **22%** Target Annual Cash Incentive   **23%** Target Performance Vesting Restricted Stock Units   **23%** Stock Options   **11%** Time Vesting Restricted Stock Units

68% Pay at risk

All Other NEOs Target Compensation



32% Base Salary   **22%** Target Annual Cash Incentive   **25%** Target Performance Vesting Restricted Stock Units   **6%** Stock Options   **15%** Time Vesting Restricted Stock Units

53% Pay at risk

The Compensation Committee sets challenging but realizable performance measures that are earned fully only as a result of exceptional performance. Consistent with the Company's pay-for-performance philosophy, the Compensation Committee selects financial performance measures under the Company's annual and long-term incentive plans that support the Company's short- and long-term business plans and strategies and incent management to focus on creating sustainable shareholder value. The Compensation Committee continually reassesses the performance measures and goals used.

Key Executive Compensation Practices

To achieve the objectives of our performance-based executive compensation program, the Compensation Committee employs strong governance practices as outlined below.



WE DO

- Have robust stock ownership guidelines for the Chief Executive Officer (five times base annual salary) and non-employee directors (five times annual cash retainer).
- Have shareholding requirements for Named Executive Officers (other than the Chief Executive Officer) and key employees.
- Have standardized timing of annual equity award grants.
- Have designed our executive compensation program to discourage excessive risk-taking.

- Compensation Committee has retained an expert independent compensation consultant to benchmark and analyze compensation measures.
- Perquisites and executive benefits are limited to Company-paid premiums for term life insurance and long-term disability insurance.
- Require an annual "Say-on-Pay" vote on the compensation of Named Executive Officers.



WE DON'T

- Have any single trigger employment agreements for Named Executive Officers.
- Reprice or offer cash buyouts of stock options without shareholder approval and we require one-year minimum vesting period for performance-based awards.
- Offer any golden parachute excise tax gross-ups.
- Have any supplemental health benefit or retirement arrangements for Named Executive Officers.

- Permit vesting of less than one year on any compensation awards that are settled solely with equity.
- Allow stock options to be "discounted" and they may only be granted with an exercise or measurement price that is not lower than the fair market value of the underlying shares on the grant date.
- Permit hedging, pledging or short sales of Company equity securities.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This section of the Proxy Statement describes the Company's performance during fiscal 2023 and provides an overview and analysis of the Company's executive compensation program during that period. It discusses the Company's compensation principles and objectives, compensation-setting process, major elements of compensation paid under this program and other related Company policies. It also reviews the actions taken by the Compensation Committee.

During fiscal 2023, the Company's Named Executive Officers were:

Steven E. Nielsen	**H. Andrew DeFerrari**	**Daniel S. Peyovich**	**Jason T. Lawson**	**Ryan F. Urness**
President and Chief Executive Officer	Senior Vice President, Chief Financial Officer and Treasurer	Executive Vice President and Chief Operating Officer	Vice President and Chief Human Resources Officer	Vice President, General Counsel and Secretary

Mr. Scott P. Horton was also a Named Executive Officer of the Company during fiscal 2023. Mr. Horton was the Company's former Vice President and Chief Human Resources Officer and he ceased to be employed by the Company, effective April 20, 2022. Mr. Lawson joined the Company as the Vice President and Chief Human Resources Officer, effective October 10, 2022. The Compensation Committee establishes the Company's overall executive compensation philosophy and oversees the executive compensation program in accordance with its charter. This charter is available on the Company's website at *www.dycomind.com.*

Compensation Principles

Our executive compensation program is aligned with our business strategy and our culture and is designed to attract and retain top talent, reward performance and maximize shareholder value. Our holistic view of performance considers the individual's ability to deliver business results, their leadership skills, their business experience and their ability to execute the Company's strategic goals. Our total compensation program for the Named Executive Officers is highly performance-based and competitive in the marketplace, with Company performance determining a significant portion of total compensation. The executive compensation program is designed to maintain a strong link between compensation and performance and is intended to achieve the following objectives:

- **Shareholder Value.** Support the Company's business goals and strategies by incenting profitable growth and increasing shareholder value;
- **Shareholder Alignment.** Align the interests of the Named Executive Officers with the long-term interests of shareholders;
- **Market Competitive.** Attract, retain and motivate highly performing executives who drive business and financial performance with market competitive compensation and benefits;
- **Pay-for-Performance.** Link significant portions of executive compensation to the achievement of performance goals established by the Compensation Committee for the annual incentive plan and for performance-vesting restricted stock units granted under the equity incentive plan;

- **Stock Ownership of Executives.** Promote Company stock ownership via stock holding requirements and stock ownership guidelines; and
- **Mitigate Risks.** Discourage excessive risk-taking while encouraging the taking of appropriate risks necessary to execute the Company's business strategies.

As discussed below, overall levels of executive compensation are established based on an assessment of the Company's performance as a whole. Individual executive compensation is determined based on an assessment of the experience, skills and performance of each Named Executive Officer, as well as the compensation levels of comparable positions in the Peer Group and general market practices. The relative compensation of individual Named Executive Officers reflects the different roles, responsibilities and performance of each of the Named Executive Officers, as compared to comparable positions in the Peer Group with which the Company competes for talent.

Compensation and Risk

The Compensation Committee continually evaluates and monitors the risks and effectiveness associated with the Company's compensation principles and the structure of its executive compensation program. The Compensation Committee encourages the taking of appropriate business risks to execute the Company's strategy and goals while balancing against promoting excessive risk-taking. With respect to the core elements of compensation:

- Base salary provides a fixed level of compensation irrespective of Company performance and, therefore, does not encourage risk-taking.
- Annual cash incentives are designed to reward achievement of short-term performance objectives. Undue risk is mitigated through a combination of plan design and policies which place a cap on the maximum annual cash incentive available to the Chief Executive Officer, the Chief Operating Officer and other Named Executive Officers.
- Long-term equity-based compensation is administered in a number of ways to mitigate risk:
  - The executive compensation program is designed to deliver a significant portion of an executive's compensation in the form of long-term incentive opportunities which focus the executive on maximizing long-term shareholder value and overall financial performance.
  - Performance vesting restricted stock units are only paid out if the Company achieves certain pre-established performance goals that are important drivers of long-term performance, and the maximum number of performance units that may be paid out with respect to an annual performance period or a three-year performance period is capped.
  - The Company has established stock ownership guidelines for the Chief Executive Officer and non-employee directors. Other Named Executive Officers are subject to shareholding requirements with respect to time vesting equity awards granted under the Company's equity plans.
  - Named Executive Officers must obtain approval from the Company's General Counsel before the purchase or sale of any shares of Company common stock, including those purchased or sold during any window of time where trading is permitted. Requiring approval ensures that executives are unable to use non-public information for personal benefit.

The Compensation Committee reviewed and discussed the findings of this risk evaluation with management and believes that the executive compensation program does not motivate employees to take risks that are reasonably likely to have a material adverse effect on the Company.

Objectives and Elements of Our Compensation Program

Pay Is "At Risk" and Aligned with Performance

The executive compensation program is designed to support the Company's pay-for-performance principles. "At risk" compensation includes annual cash incentive and equity-based awards through which the performance of the Company and the individual executive is recognized.

Annual cash incentive awards under the annual incentive plan and performance vesting restricted stock units under the equity incentive plans are performance-based awards and represent "at-risk" compensation because they require minimum levels of performance against the Company's strategic goals and operating plans for any payout to occur.

The following charts illustrate the performance-based nature of the executive compensation program as a percentage of target total direct compensation, which is composed of the fiscal 2023 approved base salary, target annual cash incentive awards and the grant date fair value of target equity-based incentive awards. For target amounts of annual cash incentive awards and equity-based incentive awards, see the Grant of Plan-Based Awards Table on page 52 of this Proxy Statement:

CEO Target Compensation


21% Base Salary
22% Target Annual Cash Incentive
23% Target Performance Vesting Restricted Stock Units
23% Stock Options
11% Time Vesting Restricted Stock Units
68% Pay at risk

All Other NEOs Target Compensation


32% Base Salary
22% Target Annual Cash Incentive
25% Target Performance Vesting Restricted Stock Units
6% Stock Options
15% Time Vesting Restricted Stock Units
53% Pay at risk

The mix of compensation elements for Mr. Nielsen and Mr. Peyovich differs from those of the other Named Executive Officers. Mr. Nielsen's and Mr. Peyovich' target mix is designed to place more of their compensation at risk to reflect the greater level of responsibility they have for the Company's overall performance and strategic execution. Each of Mr. Peyovich and Mr. Nielsen participates in a separate annual incentive program and receives a portion of his total compensation in the form of stock options to increase their pay-at-risk and better align their compensation directly to the Company's performance.

For fiscal 2023, the annual cash incentive award was targeted at 115% of base salary for Mr. Nielsen and 85% of base salary for Mr. Peyovich. Mr. Nielsen's and Mr. Peyovich's equity-based incentive awards consisted of time vesting restricted stock units, performance vesting restricted stock units and time vesting stock options. The equity incentives for fiscal 2023 for the other Named Executive Officers consisted of time vesting restricted stock units and performance vesting restricted stock units.

For fiscal 2023, the annual cash incentive award range for Mr. DeFerrari, Mr. Lawson and Mr. Urness was as follows:



H. Andrew DeFerrari

Target **77.5%**

50%   105%

Jason T. Lawson

Target **60%**

40%   80%

Ryan F. Urness

Target **67.5%**

40%   95%

Mr. Horton's annual cash incentive award range was set at 30% to 80% with a target of 55%. As Mr. Horton was no longer employed by the Company as of the end of fiscal year 2023, no annual cash incentive award was earned by or awarded to Mr. Horton, as further described in the section "Annual Cash Incentive Awards—Named Executive Officers other than Chief Executive Officer and Chief Operating Officer."

In order to achieve its objectives, the Compensation Committee has designed the executive compensation program utilizing three major pay elements:

	Base salary	Cash	Provides a fixed amount of cash compensation for performing day-to-day responsibilities and successfully fulfilling core job functions. The Compensation Committee reviews base salary annually and periodically approves increases based on a review of Peer Group and general market practices and a Named Executive Officer's level of responsibility, experience, skills and contributions and individual performance.
At-risk	**Annual incentive compensation**	Cash	Provides the opportunity for annual cash incentive awards for achieving short-term financial performance goals that align with the Company's business strategy based upon the quality of earnings in relation to margin performance and cash flow. The Compensation Committee sets award opportunities as a percentage of base salary.
	Long-term equity-based incentive compensation	Equity	Provides for long-term incentive awards in the form of performance vesting restricted stock units and time vesting stock options. Performance vesting restricted stock units are earned based on achieving long-term performance goals and the satisfaction of service vesting conditions. Stock options align incentives of the executives with those of the Company's shareholders because stock options have value only if the Company's stock price increases from the date of the grant. The Company also grants time vesting restricted stock units that are earned based on the satisfaction of service vesting conditions. Awards are payable in Company common stock and aligns the interest of executives with the long-term interests of the Company's shareholders.

The Compensation Committee considers each pay element individually and all pay elements in aggregate when making decisions regarding amounts that may be awarded under any one of the pay elements.

Determining Performance Measures

The Compensation Committee sets challenging but realizable performance measures that are fully earned only as a result of exceptional performance. As part of our pay-for-performance philosophy, if targets and pre-determined goals are not fully met, payouts may be reduced or not paid. Consistent with the Company's pay-for-performance philosophy, the Compensation Committee selects and sets financial performance measures under the annual and long-term incentive plans that support the Company's short- and long-term business plans and strategies and incent management to focus on actions that create sustainable shareholder value. In setting targets for the short- and long-term performance measures, the Compensation Committee considers the Company's annual and long-term business goals and strategies and certain other factors, including the Company's projected operating environment and economic and industry conditions. The Compensation Committee recognizes that performance goals will change over time to reflect market practices and evolving business priorities. Accordingly, the Compensation Committee continually reassesses the performance measures and goals used.

Role of the Compensation Committee

The Compensation Committee oversees the design of the executive compensation program and is responsible for adopting and periodically reviewing the Company's executive compensation philosophy, strategy and principles, as well as overseeing the administration of the program. Each year, the Compensation Committee reviews our executive compensation program to ensure it continues to reflect the Company's commitment to align the objectives and rewards of our executive officers with the creation of value for our shareholders. The compensation program has been designed to reinforce the Company's pay-for-performance philosophy by delivering total compensation that motivates and rewards short-and long-term financial performance to maximize shareholder value and to be externally competitive to attract and retain top executive talent. The Compensation Committee also annually reviews the individual performance of the Named Executive Officers and approves their compensation. Decisions with respect to determining the amount and form of compensation for the Named Executive Officers are based on the methodology described below.

The Compensation Committee, together with management and the Compensation Consultant, prepare and review detailed information regarding historic base salaries and actual compensation payouts, both cash and equity, under the Company's incentive plans. The overall purpose of this information is to present, in a comprehensive fashion, all of the elements of actual and potential future compensation that may be payable to the Named Executive Officers. This information assists the Compensation Committee in analyzing both the individual and mix of elements of compensation and the total amount of actual and potential future compensation for a particular performance year. In connection with setting compensation for the Named Executive Officers for fiscal 2023, the Compensation Committee met with management and the Compensation Committee's independent Compensation Consultant and reviewed the design of the executive compensation program and the suitability of individual compensation targets and awards.

The Compensation Committee also reviews information regarding the Peer Group, as well as other compensation data, provided by the Compensation Consultant, as described below. The Compensation Committee considers the following factors in setting the target total direct compensation for each Named Executive Officer:

- the individual responsibilities, skills, experience, tenure and achievements of the Named Executive Officers and their potential contributions to Company performance;
- recommendations from senior management (other than for the Chief Executive Officer); and
- the alignment of the Named Executive Officer's compensation with the executive compensation program's overall objectives and the interests of the shareholders.

In addition to its responsibilities with respect to executive compensation, the Compensation Committee reviews and makes recommendations to the Board of Directors as to the form and amount of compensation of the Company's non-employee directors.

The Compensation Committee retains the flexibility and discretion to set target total direct compensation levels for the Named Executive Officers at, above or below the median of comparable positions in the Peer Group to recognize factors such as market conditions, job responsibilities, performance, experience, skills, and ongoing or potential contributions to the Company.

Role of Compensation Consultant and Peer Group Comparison

The Compensation Committee has the authority under its charter to hire outside advisors to provide it with information as needed in making compensation decisions. The Compensation Consultant advised the Compensation Committee in connection with setting compensation for the Named Executive Officers and the Company's non-employee directors for fiscal 2023. The Compensation Consultant does not provide any other services to the Company.

The executive compensation program seeks to provide a mix of target total direct compensation that is aligned with the program's pay-for-performance principles and is competitive with compensation provided by a peer group of selected publicly traded companies. In determining executive compensation, the Compensation Committee considers a number of factors, including data provided by the Compensation Consultant on our peer group of companies, as well as each Named Executive Officer's performance and experience.

The Compensation Committee, together with the Compensation Consultant, periodically reviews the composition of the Peer Group and updates the Peer Group based on available market information when appropriate. The companies in the Peer Group were selected because, in the judgment of the Compensation Committee, such companies, when taken as a whole, represent companies with which the Company competes for executive talent. Market data for the Peer Group was size-adjusted using a common statistical technique, "regression analysis," to remove significant variability between raw data points, and to construct market pay levels commensurate with the Company's annual revenues.

The Compensation Committee reviewed and updated the Peer Group in late fiscal 2021 to ensure the Peer Group continued to represent companies that would provide the Company with relevant Peer Group data based on their current size, industry, revenue and market capitalization.   For fiscal 2023, the Peer Group consisted of the following 18 companies from the specialty construction and engineering services industry (the "Peer Group"):

Peer Group

ABM Industries, Inc.	Granite Construction, Inc.	Oceaneering International, Inc.
Aegion Corporation	IES Holdings, Inc.	Primoris Services Corp.
Archrock, Inc.	KBR, Inc.	Quanta Services, Inc.
Clean Harbors, Inc.	MasTec, Inc.	Sterling Infrastructure, Inc.
Comfort Systems USA, Inc.	MYR Group, Inc.	Tetra Tech, Inc.
Emcor Group, Inc.	NOV, Inc.	Tutor Perini Corporation

In addition, the Compensation Consultant periodically conducts a competitive market positioning review as the Compensation Committee determines is needed. The most recent competitive market positioning review was prepared in February 2021. In years that the Compensation Committee does not commission a review, it establishes compensation targets for the Named Executive Officers by utilizing the prior year's compensation amounts, generally making adjustments to those amounts for movements in market compensation levels based on a variety of third-party industry surveys, as well as the Compensation Consultant's own proprietary information.

Peer Group data constituted one of several factors that the Compensation Committee considered in making compensation decisions for fiscal 2023. Other significant factors considered by the Compensation Committee in the evaluation and decision-making process included overall business and industry conditions, the general economic environment, the Company's strategic business objectives, as well as the individual responsibilities, past performance, experience, skills and tenure and achievements of each Named Executive Officer and their expectations for future performance.

In February 2023, the Compensation Consultant provided information to the Compensation Committee regarding its independence under the rules of the SEC and the listing standards of the NYSE. The Compensation Committee concluded that no conflict of interest exists that would prevent the Compensation Consultant from independently representing the Compensation Committee.

Role of Executive Officers

The Chief Executive Officer, in consultation with the Compensation Committee, establishes the strategic direction of the executive compensation program. In the first quarter of each fiscal year, the Chief Executive Officer meets with the Compensation Committee to discuss the prior year's financial results and to evaluate the performance of the other Named Executive Officers. This evaluation, together with the Compensation Committee's own judgment, taking into account the results of the most recent competitive market positioning review, is used to determine the individual compensation of those Named Executive Officers. The Compensation Committee is responsible for evaluating the Chief Executive Officer's performance and is solely responsible for setting the level and elements of his compensation. The Chief Executive Officer is not present when the Compensation Committee discusses and determines his compensation.

Core Pay Elements of the Executive Compensation Program

The Compensation Committee considers each pay element under the executive compensation program individually and in aggregate when making decisions regarding amounts that may be awarded to Named Executive Officers.

Base Salaries

Named Executive Officers are provided with a base salary which recognizes the value of the executive's skills, tenure, experience, prior record of achievement, and importance to the Company. Base salary levels are set to attract and retain quality executives, to provide a fixed base of cash compensation and to recognize the challenges and varied skill requirements of different positions.

Base salaries are reviewed at the beginning of each fiscal period and from time to time in connection with a change in the executive's responsibility. In making his recommendation to the Compensation Committee, the Chief Executive Officer reviews the performance of the other Named Executive Officers, market compensation levels for comparable positions, the succession planning strategies of the Company, the annual salary budget and the overall financial health and performance of the Company. The Compensation Committee reviews the Chief Executive Officer's recommendations and together with its own judgments, sets base salaries relative to the recommendations. The Compensation Committee utilizes a formal study of market compensation levels prepared by the Compensation Consultant in order to evaluate the executives' base salaries and the Chief Executive Officer's recommendations.

The Compensation Committee directly sets the base salary for the Chief Executive Officer. The Compensation Committee does so through an evaluation of the performance of the Chief Executive Officer, including an assessment of his contribution to the development of the Company's culture of ethics and compliance. This process includes a formal survey by all of the Company's non-employee directors. The survey is conducted annually and augmented by informal communications from the Company's non-employee directors to the Compensation Committee. In addition, the Compensation Committee evaluates market compensation levels as set forth in the independent compensation consultant's most recent study and other relevant information. All Named Executive Officers, except for Mr. Lawson who joined the Company in October 2022, received an increase to their base salaries in fiscal 2023 to reflect their performance for the prior year and for, among other reasons, retention purposes. In October 2022, Mr. Lawson's base salary was set at $375,000 upon his appointment as the Company's Vice President and Chief Human Resources Officer. Mr. Lawson's base salary was intended to reflect his role and responsibilities with the Company and his prior experience, skills and subject matter expertise. Mr. Peyovich received a base salary increase of 12% to reflect his continuing tenure as the Executive Vice President and Chief Operating Officer and to bring his base salary more in line with market compensation levels for his position.

During the salary review in February and March 2023 for all Named Executive Officers below (except for Mr. Lawson whose salary was set in October 2022 in connection with his appointment as the Company's Vice President and Chief Human Resources Officer), the Compensation Committee recommended, based on the factors described above, and the Board approved, the following base salaries for the Named Executive Officers:

Named Executive Officer	Fiscal 2023 Base Salary	% Change From Prior Year
Steven E. Nielsen	$1,140,000	4%
H. Andrew DeFerrari	$ 580,000	4%
Daniel S. Peyovich	$ 725,000	12%
Jason T. Lawson[1]	$ 375,000	—
Ryan F. Urness	$ 500,000	5%
Scott P. Horton[2]	$ 420,000	5%

[1]   Mr. Lawson joined the Company on October 10, 2022, and was appointed as the Company's Vice President and Chief of Human Resources Officer.

[2]   Mr. Horton ceased to be employed by the Company, effective April 20, 2022.

Performance-Based Annual Cash Incentives

The Compensation Committee grants to Named Executive Officers the opportunity to earn an annual cash incentive award that recognizes and rewards individual performance which meaningfully enhances the operations of the Company during a fiscal year. Awards are designed to communicate to an executive that good performance and the execution of business goals and strategies are recognized and valued. The Company's "pay-for-performance" philosophy for such awards is simple and applies to all employees who are eligible to share in the Company's success through incentive bonuses: if we exceed our financial objectives, we will pay more; if we fail to reach them, we will pay less or nothing at all. Furthermore, the Compensation Committee believes annual cash incentive awards strongly encourage an executive to continuously improve their efforts in delivering annual results that are aligned with the Company's long-term goals.

Annual Incentive Plan—Chief Executive Officer and Chief Operating Officer

Annual cash incentive award opportunities for the Chief Executive Officer and the Chief Operating Officer are determined under the Company's annual incentive plan. These incentive compensation opportunities were determined based upon performance goals established by the Compensation Committee at the beginning of fiscal 2023.

In March 2022, the Compensation Committee established the fiscal 2023 performance measures under the annual incentive plan for Mr. Nielsen and Mr. Peyovich. The categories of performance measures for Mr. Nielsen and Mr. Peyovich for fiscal 2023 were unchanged from those established under the annual incentive plan for fiscal 2022. Awards paid under the plan are designed to be "at-risk" depending upon the performance of the Company and, accordingly, have exhibited significant variability from year to year. For fiscal 2023, the Compensation Committee modified the threshold percentage of contract revenues used to evaluate earnings quality and modified the pre-established payout percentages (as further explained below). Operating cash flow also excludes pre-paid discounts provided to a customer to obtain a new contract or extend or modify an existing contract. Over the period from fiscal 2016 through fiscal 2023, the annual cash incentive award to the Chief Executive Officer has ranged from approximately 41% to 230% of base salary, averaging approximately 130% of base salary, and the annual cash incentive award for the Chief Operating Officer has ranged from approximately 33% to 170% of base salary, averaging approximately 106% of base salary.

The terms of the annual incentive plan provide that the Compensation Committee shall adjust the performance goals and the award opportunities (either up or down) during a plan year if the Compensation Committee determines that external changes or other unanticipated business conditions have materially affected the fairness of the goals and have unduly influenced the Company's ability to meet them. No such adjustments were made in fiscal 2023.

As described in more detail below, for fiscal 2023, the annual incentive cash award opportunity under the annual incentive plan consisted of two parts:

- Part 1: A determination based on the operating earnings, contract revenues and cash flows of the Company.
- Part 2: A determination based on the Compensation Committee's consideration of the payout level under Part 1 of the plan, as well as the Compensation Committee's consideration of other financial and non-financial performance factors.

Fiscal 2023 Annual Incentive Award Determination

The following table sets forth the range of potential award payouts and the total determined payouts for Mr. Nielsen and Mr. Peyovich under Parts 1 and 2 of the annual incentive plan for fiscal 2023:

| Name | Target Award as Percentage of Base Salary | Range of Potential Payout | | | Determined Payout | Determined Award as Percentage of Target | Determined Award as Percentage of Base Salary |
		Minimum	Target	Maximum			
Steven E. Nielsen	115%	$—	$1,311,000	$2,622,000	$2,622,000	200%	230%
Daniel S. Peyovich	85%	$—	$ 616,250	$1,232,500	$1,232,500	200%	170%

The determined payouts for Mr. Nielsen and Mr. Peyovich are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 51 of this Proxy Statement.

Part 1 of Annual Incentive Plan

The payout for Mr. Nielsen and Mr. Peyovich under Part 1 of the plan was determined by evaluating the earnings quality for fiscal 2023 in relation to operating margin performance against a pre-established threshold percentage of 1.0% of contract revenues to reflect the projected operating environment for fiscal 2023. Each year, the Compensation Committee reviews the Company's prior year performance, together with the forecasted financial results for the current fiscal year, and adjusts the threshold percentage of contract revenues in a manner that is anticipated to be challenging, yet achievable. This threshold percentage has historically ranged from 1% to 4%. The threshold percentage of contract revenues used to evaluate earnings quality for fiscal 2023 was set at 1.0% from the 2.0% threshold percentage that had been established for fiscal 2022, to reflect the forecasted financial results associated with fiscal 2023.

The performance goals established by the Compensation Committee for fiscal 2023 applied a pre-established payout percentage described below to the Company's operating earnings (before asset impairments, annual incentive plan compensation, amounts associated with the extinguishment of debt or modification or termination of debt-related agreements, the after-tax impact of amounts attributable to changes to the Company's capital structure (debt or equity), the impact of certain accounting charges and amounts for amortization of debt discount) ("Operating Earnings") above a pre-established threshold percentage of contract revenues. The pre-established payout percentage varies as a function of the Company's cash flow ratio, which is measured as the ratio of operating cash flow to net income before asset impairments, annual incentive plan compensation for the individual, amounts associated with changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements and amounts associated with the issuance of new debt or equity instruments, payments made to a customer to obtain a new contract or extend or modify an existing contract, and amounts for amortization of debt discount. For purposes of determining net income before asset impairments and annual incentive plan compensation for the individual only, (i) the provision for income taxes excludes any impact of the application of FASB Accounting Standards Update No. 2016-09; and (ii) the impact on the Company's income taxes resulting from the re-measurement of certain assets and liabilities under Tax Reform is also excluded.

Each fiscal year, the Compensation Committee reviews each of the elements included in the annual incentive plan and sets performance goals that reflect the Compensation Committee's assessment of the Company's earnings potential, projected operating environment and the general economic climate. Accordingly, performance goals may vary from year to year in order to ensure that an appropriate base level of performance is achieved before any award is paid out, subject to the discretion of the Compensation Committee as described above. This review also ensures that the annual incentive plan performs as designed and incents superior performance aligned with achieving the Company's strategic goals and operating plans.

As part of its review for fiscal 2023, the Compensation Committee reviewed both the levels of the Company's cash flow ratio and the pre-established payout percentages to appropriately reflect the Company's projected operating environment and its impact on working capital. For fiscal 2023, the Compensation Committee did not modify the Company's cash flow ratio but did adjust the pre-established payout percentages to increase them for each of Mr. Nielsen and Mr. Peyovich based upon expectations for fiscal 2023. The Compensation Committee determined that these modifications were necessary to ensure that the payout level under Part 1 continued to incent the plan participants for superior performance.

For fiscal 2023, the range of pre-established payout percentages was as follows:

	Pre-established Payout Percentage of Eligible Operating Earnings Above Threshold Contract Revenues	
Cash Flow Ratio[1]	Steven E. Nielsen	Daniel S. Peyovich
less than or equal to 0.25	0.75%	0.49%
0.50	1.12%	0.60%
1.00	1.49%	0.71%
greater than or equal to 2.00	2.07%	0.99%

[1] Results between 0.25 and 0.50, 0.50 and 1.00, and 1.00 and 2.00 are interpolated between the nearest two payout percentages based on the actual cash flow ratio achieved.

The use of a threshold amount of contract revenues ensures that the Company's performance exceeds a pre-established base level before any award is earned. Thus, under Part 1 of the plan, no incentive award is earned unless a base level of annual performance has been achieved. The reliance on cash flow and earnings measures in determining the payout amount reflects the importance to the Company of both operating margins and cash flow discipline.

The fiscal 2023 performance goals were structured so that acceptable margins without solid cash flows would have resulted in only a partial award payment, while solid cash flows absent acceptable margins would have resulted in no award payment at all. Once the threshold percentage is achieved, only incremental cash flows and incremental Operating Earnings generate an increase to the award payout. The use of both Operating Earnings and cash flow as performance measures ensures that only high-quality earnings and operating cash flow discipline result in the payout of awards, as both income statement and balance sheet performance is required.

As a result of the Company's annual performance for fiscal 2023, Operating Earnings were above the threshold contract revenues and the payout ratio percentage and cash flow ratios were exceeded applicable to each of Mr. Nielsen and Mr. Peyovich.

Following the completion of audited financial results for fiscal 2023, the Compensation Committee certified the level achieved of the performance goals. The following table sets forth the results achieved against the performance goals and the determined payouts for Mr. Nielsen and Mr. Peyovich under Part 1:

Name	Eligible Operating Earnings Above Threshold Contract Revenues Attained	Percentage of Maximum Amount Attained	Cash Flow Ratio	Payout Ratio Percentage	Determined Payout under Part 1		
					Maximum Payout as a Percentage of Base Salary[1]	Determined Payout as a Percentage of Base Salary[1]	Determined Payout
Steven E. Nielsen	$144,659,023	100.0%	1.177	1.59%	170%	170%	$1,938,000
Daniel S. Peyovich	$143,269,523	100.0%	1.186	0.76%	126%	126%	$ 913,500

Part 2 of Annual Incentive Plan

The Compensation Committee initially considers the payout level under Part 1 of the plan when determining whether Mr. Nielsen and Mr. Peyovich should be awarded a payout under Part 2 of the plan. The Compensation Committee, in its discretion, then considers other financial, non-financial performance and individual performance factors to determine whether the payout level under Part 2 should deviate from the payout level under Part 1 of the plan.

For fiscal 2023, the maximum payout as a percentage of base salary available under Part 2 of the plan was 60.0% for Mr. Nielsen and 44.0% for Mr. Peyovich.

In making its decisions with respect to the amount to be paid to Mr. Nielsen and Mr. Peyovich under Part 2 for fiscal 2023, the Compensation Committee considered the payout level under Part 1 of the plan and concluded that the Determined Payout under Part 1 of the plan was warranted and no discretionary adjustments to the payout were necessary. As a result, the Compensation Committee determined that Mr. Nielsen and Mr. Peyovich should be awarded the maximum payout under Part 2 of the plan.

The following table sets forth the amounts determined for Mr. Nielsen and Mr. Peyovich under Part 2:

Name	Percentage of Maximum Amount Attained	Determined Payout under Part 2	
		Determined Payout as a Percentage of Base Salary	Determined Award Payout
Steven E. Nielsen	100%	60%	$684,000
Daniel S. Peyovich	100%	44%	$319,000

Annual Cash Incentive Awards—Named Executive Officers other than Chief Executive Officer and Chief Operating Officer

Each fiscal year, the Chief Executive Officer prepares a recommendation to the Compensation Committee regarding annual cash incentive awards for each of the other Named Executive Officers, other than the Chief Operating Officer. References under this subheading to other Named Executive Officers exclude the Chief Executive Officer and the Chief Operating Officer.The Chief Executive Officer's recommendations result from a two-step analysis. First, the overall financial performance of the Company is evaluated in order to determine the appropriate level of total annual cash incentive awards for all eligible employees, including the other Named Executive Officers. Second, the Chief Executive Officer evaluates the individual performance of the other Named Executive Officers against ranges of annual award opportunities that were established at the beginning of the fiscal year and correspond to minimum and maximum percentages of base salary earned for the fiscal period. The purpose of this process is to ensure that individual awards reflect an appropriate balance between the overall financial performance of the Company and the individual executive's performance.

The Chief Executive Officer presents his evaluation of the individual performance of the other Named Executive Officers and his recommendations regarding the annual cash incentive compensation for each of those officers to the Compensation Committee during the first quarter of the following fiscal year. Within the overall context of the financial performance of the Company, this evaluation depends on an overall analysis, including subjective elements, of the effectiveness of the individual executive and their ability to meet Company expectations.

After reviewing the recommendations of the Chief Executive Officer, the Company's financial performance for fiscal 2023 and the individual performances of each of Mr. DeFerrari, Mr. Lawson and Mr. Urness, the Compensation Committee determined the cash incentive awards set forth below for fiscal 2023.

- Mr. DeFerrari was awarded $548,100, or 94.5% of his fiscal 2023 base salary, compared to $278,500, or 50% of his base salary for fiscal year 2022. This amount reflected Mr. DeFerrari's continued leadership and management of the Company's financial function.
- Mr. Lawson was awarded $69,231, or 60.0% of his fiscal 2023 base salary, which was prorated to reflect his commencement of employment with the Company on October 10, 2022. This amount reflected Mr. Lawson's contributions to the Company's human resources function.
- Mr. Urness was awarded $427,500, or 85.5% of his fiscal 2023 base salary, compared to $210,000, or 44% of his base salary for fiscal year 2022. This amount reflected Mr. Urness' continued leadership and management of the Company's strategic legal issues.
- Mr. Horton ceased to be employed with the Company, effective April 20, 2022, and was therefore not entitled to receive a cash incentive award for fiscal 2023. Mr. Horton received severance amounts and benefits as contemplated by his employment agreement and as further described in the Section "Potential Payments Upon Termination of employment or Change of Control" on page 61.

The annual incentive awards paid to each of the other Named Executive Officers is set forth in the "Bonus" column of the Summary Compensation Table on page 51 of this Proxy Statement.

Long-Term Equity-Based Compensation

During fiscal 2023, Named Executive Officers were eligible to receive grants of long-term equity-based compensation awards under the Company's 2012 Long-Term Incentive Plan. Equity-based awards made to the Named Executive Officers have historically consisted of time vesting restricted stock units, performance-based restricted stock units and time vesting stock options. Each year, the Compensation Committee determines which mix of equity-based instruments will best achieve the objectives of the executive compensation program.

In making this determination, the Compensation Committee takes into consideration key business priorities, Peer Group trends, potential shareholder dilution, general business and industry conditions, the general economic environment, the Company's strategic business objectives and each Named Executive Officer's experience, skills and potential contributions to Company performance. Using these factors, the Compensation Committee sets meaningful objectives for the Company's annual performance goals. In addition, the Compensation Committee considers the long-term incentive value of the equity-based awards to the Named Executive Officers as balanced against the corresponding compensation expense to the Company. As a result, this allocation of equity-based instruments may vary from year to year because of changes to one or more of the foregoing factors.

The Compensation Committee granted long-term equity awards to the Named Executive Officers in March 2022 and intends to consider making grants of long-term equity awards each March. While the Compensation Committee does not use a fixed percentage or formula, it generally targets the aggregate value of such long-term equity awards to the median of comparable positions in the Peer Group. For Named Executive Officers other than the Chief Executive Officer, individual long-term equity awards are recommended by the Chief Executive Officer for consideration and approval by the Compensation Committee. In limited instances, long-term equity awards may also be granted to recognize outstanding performance during the year or at the initiation of employment for newly hired key executives. During fiscal 2023, no equity awards were made to the Named Executive Officers outside of the Company's regular equity grant cycle in March 2022, except for an equity grant of time vesting restricted stock units, which was made to Mr. Lawson in October 2022, in connection with his appointment as the Company's Vice President and Chief Human Resources Officer.

For fiscal 2023, the Compensation Committee determined that a 40%, 40% and 20% allocation among performance vesting restricted stock units, time vesting stock options and time vesting restricted stock units (based on the grant date values provided to the Compensation Committee by the Compensation Consultant) would be appropriate for long-term equity awards to be granted to the Chief Executive Officer and the Chief Operating Officer. The Compensation Committee determined this allocation was appropriate for the Chief Executive Officer and Chief Operating Officer to properly incentivize their performance for fiscal 2023 and to reward their contributions to Company performance. Also, in connection with the commencement of his employment, Mr. Lawson was awarded a one-time grant of time vesting restricted stock units with an aggregate fair value equal to $350,000 based upon the closing price of the Company's common stock on October 7, 2022, 25% of which will vest annually on each of the four anniversaries of the grant date, subject to Mr. Lawson's continued employment with the Company.

In March 2022, the Compensation Committee also determined that a 47.5% allocation of time vesting restricted stock units and 52.5% allocation of performance vesting restricted stock units would be appropriate for the other Named Executive Officers, including Messrs. DeFerrari, Horton and Urness. The Compensation Committee determined this allocation was appropriate for retaining these executive officers and rewarding their contributions to Company performance.

The Compensation Committee's usual practice in determining the number of performance vesting restricted stock units, time vesting restricted stock units and stock options to be awarded to the Named Executive Officers, is to use the average closing price of the Company's common stock on the New York Stock Exchange for the 45-day trading period ending on the second trading day prior to the applicable date of grant; provided that the 45-day average may not be more than 5% above or below the actual stock price at the end of such 45-day period. This methodology generally reduced the risk that short-term movements in the Company's stock price could positively or negatively impact the determination of the number of units or options to be awarded.

Performance-Vesting Restricted Stock Units

Performance-vesting restricted stock units focus on long-term operational performance, which creates shareholder value, while stock options and time vesting restricted stock units emphasize the Company's commitment to shareholder return. These grants are designed to align the interests of our executives with those of shareholders by encouraging executives to enhance the value of the Company and, hence, the price of the Company's stock. Furthermore, these long-term equity awards contain vesting provisions that require continuous service over multiple years and thereby promote executive retention. Except with respect to certain terminations following a change of control of the Company, continued employment at the time of vesting generally is required with respect to long-term equity awards.

On March 28, 2022, the Compensation Committee granted performance-vesting restricted stock units to each of the Named Executive Officers in line with the Company's pay-for-performance goals. These performance-vesting restricted stock units vest in three annual installments on each of March 30, 2023, March 30, 2024 and March 30, 2025, subject to the Company achieving annual pre-tax income and operating cash flow goals (the "Annual Goals") pre-established by the Compensation Committee for the applicable four-quarter period (a "Performance Year") ending on the last day of fiscal 2022, 2023 and 2024, respectively, consistent with the performance measurement period for outstanding performance vesting restricted stock units granted previously. We believe the use of annual operating performance goals demonstrates our commitment to pay-for-performance objectives as it keeps our executives focused on delivering results year-over-year that are aligned with enhancing shareholder value. As discussed below, in addition to the performance units earned when Annual Goals are met, each year the Named Executive Officers have the opportunity to earn supplemental restricted stock units if the Company achieves cumulative qualifying earnings and operating cash flow ratio goals based on the previous three applicable four-quarter periods (the "Three-Year Goals"). Upon the satisfaction of the relevant vesting requirements discussed below, each performance-vesting restricted stock unit is settled for one share of Company common stock.

The awards of performance-vesting restricted stock units granted to the Named Executive Officers for fiscal 2023 totaled $3,299,159 in aggregate share value, based on the grant date fair value as of March 28, 2022. The Named Executive Officers received the following percentages of their respective base salaries in the form of performance vesting restricted stock units: Mr. Nielsen, 117%; Mr. DeFerrari, 115%; Mr. Peyovich, 87%; Mr. Urness, 83%. Mr. Horton received a grant equal to 61% of his base salary, which was cancelled in connection with his cessation of employment with the Company on April 20, 2022. In October 2022, Mr. Lawson received a grant equal to 93% of his base salary in connection with his appointment as the Company's Chief Human Resources Officer.

For the annual performance unit awards granted in fiscal 2023 to vest, the Company's operating earnings with respect to the performance awards (before asset impairments, performance unit compensation, amounts recorded for changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements, and amounts associated with the issuance of new debt or equity instruments, and the impact of certain accounting charges and amounts for amortization of debt discount) (the "Performance Awards Operating Earnings") for the relevant Performance Year must exceed certain pre-established targets, which are set forth as a percentage of contract revenue. If Performance Awards Operating Earnings exceed the pre-established threshold target, the potential annual payout is determined based upon the ratio of operating cash flow to qualifying net income that is achieved for the relevant Performance Year. The components of the Annual Goals and the potential vesting percentage and annual payout of performance-vesting restricted stock units are set forth in the following table:

Performance Year Qualifying Performance Awards Operating Earnings	Potential Vesting Percentage[1]	Performance Year Ratio of Operating Cash Flow to Qualifying Net Income[2]	Award Payout Percentage
2.5% or less of Contract revenue	None	Less than 0.25	75%
5.0% or more of Contract revenue	100%	1.0 or greater	100%

[1] For qualifying Performance Awards Operating Earnings between 2.5% and 5.0% of contract revenue, the percentage of the potential award vesting is interpolated between 0% and 100%.

[2] For cash flow ratios between 0.25 and 1.0, the percentage of the potential award vesting is interpolated between 75% and 100%.

Due to the vesting requirements and the general uncertainty regarding the economy, including the industry in which the Company operates, the likelihood that the pre-established targets described above will be achieved may vary greatly from year to year. The use of a threshold amount ensures that performance exceeded a pre-established base level before any award is earned. The reliance on earnings and cash flow measures in determining the level of vesting reflects the importance to the Company of both operating margins and cash flows. Similar to the annual incentive plan, no award is earned absent acceptable margins and the level of award is reduced if the pre-established cash flow ratio is not met. The Compensation Committee believes that performance targets are set at a level consistent with superior performance.

If the Three-Year Goals are achieved, the Named Executive Officers will each vest in additional restricted stock units of up to 100% of the number of performance units vesting in that year upon the satisfaction of the relevant Annual Goals. Vesting of these supplemental units occurs only if cumulative Performance Awards Operating Earnings for the previous three-year periods exceed certain pre-established targets, which are set forth as a percentage of contract revenue for the previous three applicable three-year periods. No supplemental units will vest if the cash flow ratio does not equal or exceed 0.50, in each case over the same cumulative three-year periods.

The components of the Three-Year Goals for fiscal 2023 and the potential payout of performance units are set forth in the following table:

Cumulative Qualifying Earnings for the Applicable Three-Year Period	Potential Vesting Percentage[1]	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income for the Applicable Three-Year Period[2]	Supplemental Payout Percentage
5.0% or less of Contract revenue	None	Less than 0.50	0%
10% of Contract revenue or greater	100%	1.0 or greater	100%

[1] For qualifying earnings between 5.0% and 10% contract revenue, the percentage of the potential award vesting is interpolated between 0% and 100%.

[2] For cash flow ratios between 0.50 and 1.0, the percentage of the potential award vesting is interpolated between 0% and 100%.

Supplemental units are only earned when the Annual Goals are met. Consequently, strong prior performance does not ensure vesting if unaccompanied by current performance. The three-year performance required to earn supplemental units is more difficult to achieve than that required to earn an annual target award and is based on the Company's three-year cumulative Performance Awards Operating Earnings (adjusted as described above) as a percentage of contract revenue and three-year cumulative operating cash flow performance attained. The performance measures selected, operating margin and cash flow, require both income statement and balance sheet performance on a three-year cumulative basis. These performance measures provide that good margins without acceptable cash flows result in reduced vesting of the annual awards or the elimination of vesting of any supplemental awards, while acceptable cash flows absent acceptable margins result in no vesting.

Information regarding the fair market value and target number of performance-vesting restricted stock units granted to the Named Executive Officers for fiscal 2023 is set forth in the Grant of Plan-Based Awards Table on page 52 of this Proxy Statement.

Determination of Annual Awards

The Named Executive Officers (other than Mr. Lawson, whose employment commenced on October 10, 2022), were each granted awards of performance vesting restricted stock units for fiscal 2022 and fiscal 2023. No performance vesting restricted stock units were granted for fiscal 2021 due to the volatility of the Company's stock as a result of the Covid-19 pandemic, except for Mr. Nielsen who was granted performance vesting restricted stock units for fiscal 2021 to reflect his increased responsibility for the Company's overall performance and strategic execution.

Based on the Company's performance for fiscal year 2023, the Named Executive Officers will vest in the following percentages of their respective target annual awards with respect to their fiscal 2023, 2022 and 2021 grants of performance vesting restricted stock, as applicable:

Name	Year of Award	Percentage of Contract Revenue Attained	Ratio of Operating Cash Flow to Qualifying Net Income Attained	Percentage of Target Annual Performance Units Attained	Number of Annual Performance Units Vested
Steven E. Nielsen	Fiscal 2023	4.94%	1.14x	97.52%	4,431
	Fiscal 2022	4.94%	1.14x	97.52%	4,488
	Fiscal 2021	4.94%	1.14x	100.00%	10,923
H. Andrew DeFerrari	Fiscal 2023	4.94%	1.14x	97.52%	2,233
	Fiscal 2022	4.94%	1.14x	97.52%	3,231
	Fiscal 2021	N/A	N/A	N/A	N/A
Daniel S. Peyovich	Fiscal 2023	4.94%	1.14x	97.52%	2,105
	Fiscal 2022	4.94%	1.14x	97.52%	1,306
	Fiscal 2021	N/A	N/A	N/A	N/A
Scott P. Horton	Fiscal 2023	4.94%	1.14x	97.52%	0
	Fiscal 2022	4.94%	1.14x	97.52%	0
	Fiscal 2021	N/A	N/A	N/A	N/A
Ryan F. Urness	Fiscal 2023	4.94%	1.14x	97.52%	1,381
	Fiscal 2022	4.94%	1.14x	97.52%	1,868
	Fiscal 2021	N/A	N/A	N/A	N/A

Determination of Three-Year Awards

Based on the Company's performance for each of fiscal 2023, 2022 and 2021, the Named Executive Officers (other than Messrs. DeFerrari, Peyovich, Horton and Urness who did not receive a grant of performance vesting restricted stock in fiscal 2021 due to the market volatility caused by the Covid-19 pandemic and Mr. Lawson whose employment commenced with the Company on October 10, 2022), will vest in the following percentages of their respective three-year awards with respect to their fiscal 2023, 2022 and fiscal 2021 grants of performance vesting restricted stock, as applicable:

Name	Year of Award	Percentage of Cumulative Qualifying Earnings Attained	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income Attained	Percentage of Target Supplemental Units Attained	Number of Supplemental Units Vested
Steven E. Nielsen	Fiscal 2023	3.64%	2.94x	0.00%	0
	Fiscal 2022	3.64%	2.94x	0.00%	0
	Fiscal 2021	3.64%	2.94x	14.13%	1,544
H. Andrew DeFerrari	Fiscal 2023	3.64%	2.94x	0.00%	0
	Fiscal 2022	3.64%	2.94x	0.00%	0
	Fiscal 2021	N/A	N/A	N/A	N/A
Daniel S. Peyovich	Fiscal 2023	3.64%	2.94x	0.00%	0
	Fiscal 2022	3.64%	2.94x	0.00%	0
Scott P. Horton	Fiscal 2023	3.64%	2.94x	0.00%	0
	Fiscal 2022	3.64%	2.94x	0.00%	0
	Fiscal 2021	N/A	N/A	N/A	N/A
Ryan F. Urness	Fiscal 2023	3.64%	2.94x	0.00%	0
	Fiscal 2022	3.64%	2.94x	0.00%	0
	Fiscal 2021	N/A	N/A	N/A	N/A

Stock Options

Stock options align employees' incentives with those of the Company's shareholders because stock options have value only if the Company's stock price increases from the date of grant. Stock options also inherently reward performance, as it is the Company's performance over an extended period that causes the value of its common stock, and the value of the stock options, to increase.

In March 2022, the Compensation Committee granted time vesting stock options having an aggregate grant date value of approximately $2,019,858 based on the Black-Scholes model valuation to the Chief Executive Officer and the Chief Operating Officer at an exercise price equal to the closing price of the underlying Company common stock on the date of grant. The value of the individual stock option grant received by Mr. Nielsen and Mr. Peyovich was approximately 120% and 90% of their base salaries for fiscal 2023, respectively. No stock options were granted to Mr. DeFerrari, Mr. Lawson, Mr. Urness or Mr. Horton for fiscal 2023.

Information regarding stock options awarded during fiscal 2023 is shown in the Grant of Plan-Based Awards Table on page 52 of this Proxy Statement.

Time Vesting Restricted Stock Units

A time vesting restricted stock unit is designed to enhance retention of the Named Executive Officers by rewarding continued employment, as terminating employment generally results in the forfeiture of the unvested awards. This retention effect is further enhanced if the price of the Company's common stock increases.

Because the value of time vesting restricted stock units increases as the market value of the Company's common stock increases, time vesting restricted stock units also incent award recipients to drive performance that leads to improvement in the market value of the Company's common stock. The shares of common stock received by the Named Executive Officers (other than the Chief Executive Officer) upon vesting of the time vesting restricted stock units are subject to shareholding requirements. See "Stock Ownership Guidelines for the Chief Executive Officer" and "Shareholding Requirements" beginning on page 49 of this Proxy Statement.

In March 2022, the Compensation Committee granted time vesting restricted stock units having an aggregate grant date value of approximately $2,537,072 to the Named Executive Officers, except for Mr. Lawson whose employment commenced on October 10, 2022. The value of these individual grants was approximately 58% of Mr. Nielsen's base salary, 104% of Mr. DeFerrari's base salary, 44% of Mr. Peyovich's base salary, 75% of Mr. Urness' base salary, and 55% of Mr. Horton's salary for fiscal 2023. Mr. Horton's grant was cancelled in connection with his cessation of employment with the Company on April 20, 2022. Mr. Lawson was granted time vesting restricted stock units equal to approximately 93% of his base salary on October 10, 2022 in connection with his appointment as the Company's Vice President and Chief Human Resources Officer.

Information regarding the fair value and the number of time-vesting restricted stock units that the Named Executive Officers were granted during fiscal 2023 is shown in the Grant of Plan-Based Awards Table on page 52 of this Proxy Statement.

Other Benefits

The Company provides a range of retirement and health and welfare benefits that are designed to assist in attracting and retaining employees and to reflect general industry competitive practices. The Named Executive Officers are eligible for the following benefits:

401(k) Plan

The Company maintains a tax qualified defined contribution retirement plan (the "401(k) Plan") that covers substantially all salaried and hourly employees. Each of the Named Executive Officers participates in the 401(k) Plan. Participants may contribute up to 75% of their compensation on a before-tax basis into their 401(k) Plan accounts, subject to statutory limits. In addition, the Company matches an amount equal to 50% for each dollar contributed by participants on the first 6% of their eligible earnings. For calendar year 2022, the prescribed annual limit was $20,500 and for calendar year 2023, the prescribed annual limit was $22,500. The Compensation Committee believes that providing a vehicle for tax-deferred retirement savings through our 401(k) Plan, and making matching contributions adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our executive officers, in accordance with the Company's compensation policies.

Health and Welfare Plans

Benefits for active employees such as medical, dental, vision, life insurance and disability coverage are available to substantially all salaried and hourly employees through the Company's flexible benefits plan. Employees contribute to the cost of the benefits plan by paying a portion of the premium costs.

Named Executive Officers participate in the medical, dental and vision plans on terms identical with those afforded all other employees. In addition, the Company provides certain key employees, including the Named Executive Officers, with additional life insurance and disability coverage at no cost to the individual. The amount paid on behalf of the Named Executive Officers is set forth in the "All Other Compensation" column of the Summary Compensation Table on page 51 of this Proxy Statement.

Perquisites and Executive Benefits

The Company provides executive officers, including the Named Executive Officers, with limited perquisites and executive benefits, namely, premiums paid by the Company for group term life insurance and long-term disability insurance. As described above, the Company also provides matching contributions to the 401(k) Plan on the same basis as those matching contributions made for all other employees of the Company. The Compensation Committee periodically reviews the perquisites provided to the Company's executive officers under the executive compensation program.

Severance and Change of Control Benefits

Messrs. Nielsen, DeFerrari, Peyovich, Lawson and Urness are provided with severance benefits under individual arrangements negotiated with the Company. The Company provides for the payment of severance benefits to these executives upon certain types of employment terminations both on or prior to and following a change of control. The terms and payment amounts reflect the Compensation Committee's determination of competitive practices at those companies that the Company competes with for executive talent at the time the arrangements were entered into and were based, in part, on market information provided by its independent compensation consultant. Mr. Horton ceased to be employed by the Company, effective April 20, 2022. In connection with his separation, Mr. Horton received severance amounts and benefits as contemplated by his employment agreement with the Company, subject to his continued compliance with certain restrictive covenants and his execution of a separation agreement. The terms of the individual arrangements and Mr. Horton's separation payments are described below under "Employment and Separation Agreements" beginning on page 62 of this Proxy Statement, and a calculation of the estimated severance benefits that would be payable to each executive under their respective arrangements upon the occurrence of certain events, is set forth under the Potential Payments Upon Termination of Employment or Change of Control table beginning on page 61 of this Proxy Statement.

Stock Ownership Guidelines for the Chief Executive Officer

The Board of Directors has established stock ownership guidelines for the Chief Executive Officer and the non-employee directors to further align their economic interests with those of the Company's shareholders. The stock ownership guidelines for the non-employee directors are further described under "Board of Directors and Corporate Governance Information—Board Practices, Policies and Processes—Shareholding Requirements and Stock Ownership Guidelines for Non-Employee Directors" on page 22 of this Proxy Statement. Under these guidelines, stock ownership includes shares (including time vesting restricted stock units) owned directly or held in trust by an individual. The guidelines do not include shares that an individual has the right to acquire through stock options, performance vesting restricted stock or performance vesting restricted stock units. The guidelines require share ownership expressed as a number of shares of Company common stock that approximates a value of five times the Chief Executive Officer's annual base salary as of the Effective Date. The Chief Executive Officer generally is expected to comply with the stock ownership guidelines within five years of becoming subject to the guidelines.

After the Effective Date, the number of shares expected to be owned by an individual initially appointed to the position of Chief Executive Officer shall be determined based on the value of a share of common stock of the Company on the date of his or her appointment and his or her annual base salary as of that date.

The Chief Executive Officer is required to retain 50% of the net after-tax time vesting restricted stock or time vesting restricted stock units he or she acquires under the Company's equity plans until the applicable threshold is achieved. Once achieved, ownership of the guideline amounts must be maintained for as long as the Chief Executive Officer is subject to these guidelines.

The Board of Directors periodically reviews the stock ownership guidelines and updates them as required. As of January 28, 2023, Mr. Nielsen held a total of approximately 677,209 shares of the Company's common stock under the guidelines and exceeded the stock ownership threshold requirement of 101,812 shares.

Prohibition on Hedging, Pledging and Short Sales

As further described under "Prohibition of Hedging or Pledging of Company Stock by Non-Employee Directors and Executive Officers" on page 22 of this Proxy Statement, no member of the Company's Board of Directors, officers or other employee of the Company, or consultant or contractor to the Company, may directly or indirectly participate in transactions involving trading activities that by their nature are aggressive or speculative, or may give rise to an appearance of impropriety. We prohibit such persons from engaging in short sales, pledges or derivative security transactions.

Shareholding Requirements

Named Executive Officers (other than the Chief Executive Officer) and other key employees who receive awards of time vesting restricted stock and time vesting restricted stock units are generally subject to shareholding requirements, which require them to retain a number of shares that vest from certain equity awards on account with the Company's stock transfer agent in an amount that is equal in value to the recipient's base salary then in effect. Once that threshold is reached, the recipient is free to sell shares in excess of that threshold with respect to those equity awards, but must continue to hold those shares required to satisfy the applicable threshold during the term of their employment with the Company.

Reflecting these requirements, as of January 28, 2023, Company employees (other than the Chief Executive Officer) collectively held, on account with the Company's stock transfer agent, a total of approximately 122,311 shares. As of January 28, 2023, all of the Named Executive Officers had either exceeded their respective goals or are expected to make satisfactory progress towards achieving their goals during fiscal 2024.

The table below presents the number of shares held individually by the Named Executive Officers (other than the Chief Executive Officer) pursuant to this shareholding requirement, as well as the total number of shares held individually by the Named Executive Officers (other than the Chief Executive Officer), in each case, as of January 28, 2023:

Name	Number of Shares Held Pursuant to Shareholding Requirement as of January 28, 2023	Total Number of Shares Held as of January 28, 2023
Daniel S. Peyovich	504	7,163
H. Andrew DeFerrari	13,510	126,715
Jason T. Lawson[1]	0	0
Ryan F. Urness	2,498	10,346

[1] Mr. Lawson commenced his employment with the Company on October 10, 2022. As such, he has no vested restricted stock as of January 28, 2023.

Compensation Committee Interlocks and Insider Participation

Dwight B. Duke, Jennifer M. Fritzsche, Eitan Gertel, Carmen M. Sabater and Richard K. Sykes are members of the Compensation Committee. No member of the Compensation Committee is a current or former officer or employee of the Company. In addition, there are no compensation committee interlocks between the Company and other entities involving the Company's executive officers and the members of the Board of Directors who serve as executive officers of those other entities.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for fiscal 2023.

The foregoing report has been furnished on behalf of the Board of Directors by the undersigned members of the Compensation Committee.

Compensation Committee

Dwight B. Duke, Chair
Jennifer M. Fritzsche
Eitan Gertel
Carmen M. Sabater
Richard K. Sykes

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer and the next three highest paid individuals serving as executive officers on January 28, 2023.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2][3][4]	Option Awards[2]	Non-Equity Incentive Plan Compensation[1]	All Other Compensation[5]	Total[6]
Steven E. Nielsen President and Chief Executive Officer	2023	$1,140,000	$ —	$1,993,378	$1,369,392	$2,622,000	$ 6,668	$7,131,438
	2022	$1,092,000	$ —	$1,760,679	$1,193,495	$ 750,000	$ 5,778	$4,801,952
	2021	$ 868,269	$ —	$1,231,419	$ 926,138	$2,205,000	$ 4,455	$5,235,281
H. Andrew DeFerrari Senior Vice President, Chief Financial Officer and Treasurer	2023	$ 580,000	$548,100	$1,275,559	$ —	$ —	$ 6,498	$2,410,157
	2022	$ 557,000	$278,500	$1,126,685	$ —	$ —	$ 3,581	$1,965,766
	2021	$ 491,825	$500,000	$ 827,007	$ —	$ —	$ 4,020	$1,822,852
Daniel S. Peyovich Executive Vice President and Chief Operating Officer	2023	$ 725,000		$ 946,823	$ 650,466	$1,232,500	$ 4,970	$3,559,759
	2022	$ 641,731	$486,265	$ 767,292	$ 362,444	$ 313,735	$ 44,246	$2,615,713
	2021	$ 43,269	$450,000	$1,399,534	$ —	$ —	$273,772	$2,166,575
Jason T. Lawson[7] Vice President and Chief Human Resources Officer	2023	$ 115,385	$169,231	$ 345,497	$ —	$ —	$ 111	$ 630,224
	2022	$ —	$ —	$ —	$ —	$ —	$ —	$ —
	2021	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Ryan F. Urness Vice President, General Counsel and Secretary	2023	$ 500,000	$427,500	$ 788,987	$ —	$ —	$ 4,376	$1,720,863
	2022	$ 476,684	$210,000	$ 651,168	$ —	$ —	$ 2,845	$1,340,697
	2021	$ 420,889	$375,000	$ 507,099	$ —	$ —	$ 3,778	$1,306,766
Scott P. Horton[8] Former Vice President and Chief Human Resources Officer	2023	$ 93,692	$ —	$ 485,987	$ —	$ —	$543,222	$1,122,901
	2022	$ 401,700	$145,000	$ 391,857	$ —	$ —	$ 2,978	$ 941,535
	2021	$ 386,250	$265,000	$ 290,558	$ —	$ —	$ —	$ 941,808

[1] For fiscal 2023, shows incentive compensation awards under the Annual Incentive Plan and bonuses, in each case as determined by the Compensation Committee. Mr. Lawson commenced his employment with the Company on October 10, 2022. During fiscal 2023, Mr. Lawson was entitled to a one-time "make whole" cash payment of $100,000 paid in October 2022, subject to Mr. Lawson's continued employment with the Company. This "make whole" payment was intended to replace a portion of Mr. Lawson's then existing cash and equity awards from his former employer, which were forfeited.

[2] Amounts in these columns represent the aggregate grant date fair value of stock and option awards granted during the relevant fiscal years computed in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation-Stock Compensation ("FASB ASC 718"). These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards (such as by exercising stock options). For performance-based awards included in the "Stock Awards" column, the grant date fair value assumes that the Company achieves target performance measures for the applicable performance periods rather than the maximum potential value. Please refer to "—Compensation Discussion and Analysis—Long-Term Equity-Based Compensation" beginning on page 43 of this Proxy Statement for a description of the performance vesting restricted stock units, stock options and time vesting restricted stock units (see footnote 3 below for the maximum potential value of the performance vesting restricted stock units). For information on the valuation assumptions used in these computations, see Note 18 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal 2023. The terms applicable to the stock awards and the option awards granted for fiscal 2023 are set forth below in the Grant of Plan-Based Awards Table.

[3] The maximum potential grant date fair value for the fiscal 2023 performance vesting restricted stock units in the "Stock Awards" column for Mr. Nielsen was $2,657,772. The number of performance vesting restricted stock units that will vest could be zero, depending on performance over the relevant period. The value realized of any units that vest will depend on the stock price at the time of vesting.

[4] The grant date fair value for the fiscal 2023 time vesting restricted stock units included in the "Stock Awards" column was as follows: Mr. Nielsen — $664,492; Mr. DeFerrari — $605,900; Mr. Peyovich — $315,575; Mr. Horton — $230,856; and Mr. Urness — $374,752. The value realized will depend on the stock price at the time of vesting.

[5] All Other Compensation for fiscal 2023 consists of (i) Company contributions to the Dycom Industries, Inc. Retirement Savings Plan (Mr. Nielsen — $5,275; Mr. DeFerrari — $5,166; Mr. Peyovich — $3,638; Mr. Horton — $717; Mr. Urness — $3,044; Mr. Lawson — $0); (ii) premiums paid by the Company for group term life and long-term disability insurance (Mr. Nielsen — $1,393; Mr. DeFerrari — $1,332; Mr. Peyovich — $1,332; Mr. Horton — $444; Mr. Urness — $1,332; Mr. Lawson — $111); (iii) severence payment to Mr. Horton — $542,061.

[6] Represents total of all columns in table.

[7] Mr. Lawson commenced his employment with the Company on October 10, 2022.

[8] Mr. Horton ceased to be employed effective as April 20, 2022.

GRANT OF PLAN-BASED AWARDS TABLE

The following table sets forth certain information with respect to grants of restricted stock units and stock options under the 2012 Long-Term Incentive Plan and the potential range of awards that were approved under the Annual Incentive Plan for each of the Named Executive Officers for fiscal 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[5]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Steven E. Nielsen	03/28/2022	$ —	$1,311,000	$2,622,000	—	—	—	—	—	$ —	$ —
	03/28/2022	$ —	$ —	$ —	—	13,631	27,262	—	—		$1,328,886
	03/28/2022	$ —	$ —	$ —	—	—	—	6,816	—	$ —	$664,492
	03/28/2022	$ —	$ —	$ —	—	—	—		22,383	$97.49	$1,369,392
H. Andrew DeFerrari	03/28/2022	$ —	$ —	$ —	—	6,869	13,738	—	—	$ —	$669,659
	03/28/2022	$ —	$ —	$ —	—	—	—	6,215	—	$ —	$605,900
Daniel S. Peyovich	03/28/2022	$ —	$616,250	$1,232,500	—	—	—		—	$ —	$ —
	03/28/2022	$ —	$ —	$ —	—	6,475	12,950		—	$ —	$631,248
	03/28/2022	$ —	$ —	$ —	—	—	—	3,237	—	$ —	$315,575
	03/28/2022	$ —	$ —	$ —	—	—	—		10,632	$97.49	$650,466
Jason T. Lawson	10/10/2022	$ —	$ —	$ —	—	—	—	3,528	—	$ —	$345,497
Ryan F. Urness	03/28/2022	$ —	$ —	$ —	—	4,249	8,498		—	$ —	$414,235
	03/28/2022	$ —	$ —	$ —	—	—	—	3,844			$374,752

[1] For fiscal 2023, shows incentive compensation awards under the Annual Incentive Plan and bonuses, in each case as preliminarily determined by the Compensation Committee subject to discretionary adjustment.

[2] Represents performance vesting restricted stock units ("PRSUs") awarded in fiscal 2023 under the Company's 2012 Long-Term Incentive Plan. The PRSUs vest in three substantially equal annual installments commencing on or about the anniversary of the date of grant, subject to meeting certain one-year performance measures. The Named Executive Officers also have an opportunity to vest in supplemental units if the Company satisfies certain three-year performance measures. The relevant one- and three-year performance periods will end on the last day of each of fiscal 2023, fiscal 2024 and fiscal 2025.

[3] Represents time vesting restricted stock units ("TRSUs") granted under the Company's 2012 Long-Term Incentive Plan. The TRSUs generally vest in four equal annual installments commencing on the anniversary date of the grant.

[4] Represents stock options granted under the Company's 2012 Long-Term Incentive Plan. The stock options vest in four equal annual installments commencing on the anniversary of the date of the grant.

[5] The amounts in this column do not represent amounts that Named Executive Officers received or are entitled to receive. As required by SEC rules, this column represents the grant date fair value of PRSUs at target amounts, TRSUs, and stock options granted to the Named Executive Officers during fiscal 2023. The grant date fair value is the amount that the Company will recognize in its financial statements over the award's vesting schedule, subject to any forfeitures. For PRSUs, the Company will recognize expense only to the extent performance measures are achieved. The grant date fair value was determined under FASB ASC 718. See Note 18 to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal 2023 regarding assumptions underlying valuation of equity awards.

[6] Mr. Horton's unvested PRSUs and TRSUs were forfeited and cancelled upon separation from the Company on April 20, 2022 and therefore had no grants for FY23.

OUTSTANDING EQUITY AWARDS TABLE

The following table sets forth certain information with respect to all outstanding equity awards held by each of the Named Executive Officers as of January 28, 2023.

Name	Date of Grant	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market Value or Payout of Unearned Shares, Units, or Other Rights that Have Not Vested
		Option Awards[1]				Stock Awards[2]			
Steven E. Nielsen	12/14/2015	20,953	—	$ 78.20	12/14/2025				
	12/14/2016	21,611	—	$ 78.46	12/14/2026				
	10/02/2017	10,674	—	$ 85.15	10/2/2027				
	03/26/2018	17,079	—	$106.19	3/26/2028				
	03/29/2019	29,456	9,819	$ 45.94	3/29/2029				
	03/29/2019					2,572[3]	$ 238,502		
	03/27/2020	31,650	31,652	$ 25.15	3/27/2030				
	03/27/2020					8,098[4]	$ 750,928		
	03/27/2020							10,923[5]	$1,012,890
	03/29/2021	5,759	17,277	$ 85.02	3/29/2031				
	03/29/2021					5,178[7]	$ 480,156		
	03/29/2021							9,204[8]	$ 853,487
	03/28/2022		22,383	$ 97.49	3/29/2032				
	03/28/2022					6,816[10]	$ 632,048		
	03/28/2022							13,631[11]	$1,264,003
H. Andrew DeFerrari	03/29/2019					1,222[3]	$ 113,316		
	03/27/2020					16,443[4]	$1,524,759		
	03/29/2021					2,485[7]	$ 230,434		
	03/29/2021							6,626[8]	$ 614,429
	03/28/2022					6,215[10]	$ 576,317		
	03/28/2022							6,869[11]	$ 636,962
Daniel S. Peyovich	01/06/2021					8,271[6]	$ 766,970		
	03/29/2021	1,675	5,027	$ 85.02	3/29/2031				
	03/29/2021					1,506[7]	$ 139,651		
	03/29/2021							2,678[8]	$ 248,331
	06/01/2021					2,503[9]	$ 232,103		
	03/28/2022		10,632	$ 97.49	3/28/2032				
	03/28/2022					3,237[10]	$ 300,167		
	03/28/2022							6,475[11]	$ 600,427

Name	Date of Grant	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards[2] Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market Value or Payout of Unearned Shares, Units, or Other Rights that Have Not Vested
Jason T. Lawson	10/10/2022					3,528[12]	$ 327,151		
Ryan F. Urness	03/29/2019					624[3]	$ 57,864		
	03/27/2020					10,083[4]	$ 934,997		
	03/29/2021					1,437[7]	$ 133,253		
	03/29/2021							3,830[8]	$ 355,156
	03/28/2022					3,844[10]	$ 356,454		
	03/28/2022							4,249[11]	$ 394,010

[1] Options vest ratably in four annual installments commencing on the first anniversary of the date of grant. All exercisable options are fully vested.

[2] The dollar value in the "Stock Awards" columns was determined using a share price of $92.73, the closing price of a share of the Company's common stock on the New York Stock Exchange at January 27, 2023.

[3] On March 29, 2019, Messrs. Nielsen, DeFerrari, Horton, and Urness were granted 10,285, 4,888, 1,760, and 2,496 TRSUs, respectively, which vest ratably in four annual installments commencing on March 30, 2020.

[4] On March 27, 2020, Messrs. Nielsen, DeFerrari, Horton, and Urness were granted 16,194, 32,883, 11,553 and 20,163 TRSUs, respectively, which vest ratably in four annual installments commencing on March 30, 2021.

[5] On March 27, 2020, Mr. Nielsen was granted 32,769 PRSUs. The PRSUs vest in three equal annual installments commencing on March 30, 2021, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2023.

[6] On January 6, 2021, Mr. Peyovich was granted 16,541 TRSUs, which vest ratably in four annual installments commencing on January 6, 2022.

[7] On March 29, 2021, Messrs. Nielsen, DeFerrari, Peyovich, and Urness were granted 6,903, 3,313, 2,008, and 1,915 TRSUs, respectively, which vest ratably in four annual installments commencing on March 30, 2022.

[8] On March 29, 2021, Messrs. Nielsen, DeFerrari, Peyovich, and Urness were granted 13,806, 9,939, 4,017, and 5,744 PRSUs, respectively. The PRSUs vest in three equal annual installments commencing on March 30, 2022, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2023 and 2024.

[9] On June 6, 2021, Mr. Peyovich was granted 3,337 TRSUs, which vest ratably in four annual installments commencing on June 6, 2022.

[10] On March 28, 2022, Messrs. Nielsen, DeFerrari, Peyovich, and Urness were granted 6,816, 6,215, 3,237, and 3,844 TRSUs, respectively, which vest ratably in four annual installments commencing on March 30, 2022.

[11] On March 28, 2022, Messrs. Nielsen, DeFerrari, Peyovich, and Urness were granted 13,631, 6,869, 6,475, and 4,249 PRSUs, respectively. The PRSUs vest in three equal annual installments commencing on March 30, 2023, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2023, 2024 and 2025.

[12] On October 10, 2022, Mr. Lawson was granted 3,528 TRSUs, which vest ratably in four annual installments commencing on October 10, 2023.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth certain information with respect to stock options and restricted stock units awarded to the Named Executive Officers that were exercised or vested, respectively, during fiscal 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting
Steven E. Nielsen	96,116	$ —	—	$ —
			15,928	$1,550,432[2]
H. Andrew DeFerrari			10,807	$1,051,953[2]
Daniel S. Peyovich			502	$ 48,865[2]
			834	$ 77,654[3]
			4,135	$ 386,333[5]
Scott P. Horton			3,616	$ 351,981[2]
Ryan F. Urness			6,142	$ 597,862[2]
			743	$ 89,479[4]

[1] The amount shown in this column reflects the value realized upon the exercise of vested stock options. The value realized is the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of the vested stock option.

[2] Represents restricted stock units that vested on March 30, 2022. The value realized was determined by multiplying the number of shares acquired on vesting by $97.34, the closing price of the Company's common stock on the vesting date.

[3] Represents restricted stock units that vested on June 1, 2022. The value realized was determined by multiplying the number of shares acquired on vesting by $93.11, the closing price of the Company's common stock on the vesting date.

[4] Represents restricted stock units that vested on October 29, 2022. The value realized was determined by multiplying the number of shares acquired on vesting by $120.43, the closing price of the Company's common stock on the vesting date.

[5] Represents restricted stock units that vested on January 6, 2023. The value realized was determined by multiplying the number of shares acquired on vesting by $93.43, the closing price of the Company's common stock on the vesting date.

CEO PAY RATIO

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to disclose the ratio of the annual total compensation of its Chief Executive Officer to the annual total compensation of the median employee of the Company (the "Pay Ratio Disclosure").

For fiscal 2023:

• The median of the annual total compensation for all of the Company's employees, other than the Chief Executive Officer (the "median employee") was $56,590.58.

• The Chief Executive Officer's annual total compensation was $7,131,438.

Based on this information, our Chief Executive Officer's annual total compensation is 126 times that of the annual total compensation of the median employee.

For fiscal 2023, we used the same median employee that we had identified as of December 31, 2021 because we believe that there have been no changes in our employee population or our compensation arrangements since December 2021 that would result in a significant change in our pay ratio disclosure or our median employee. We selected December 31, 2021, as the original determination date for identifying the median employee, based on base salary and overtime paid during the 12-month period ending on that date and have updated the median employee's compensation information for fiscal 2023, using a new determination date of January 27, 2023, because it was also the date of the final pay period for fiscal 2023 (the "Determination Period"). As in 2022, our median employee was a full-time, salaried employee working in the United States as a Supervisor of Administrative Services. To calculate that employee's total fiscal year 2023 compensation, we annualized the compensation of any employee who was not employed during the entire Determination Period and prorated wages for any temporary employee who did not work throughout the entire Determination Period. We did not make any cost of living adjustments. To determine the median employee, we also utilized base salary and overtime for our consistently applied compensation measure because we believe it reasonably reflects the annual compensation of all our employees as we do not grant equity awards or bonuses to a large percentage of the employee population. The resulting fiscal 2023 total compensation of our median employee was $56,590.58. Our CEO's total compensation for fiscal 2023 was $7,131,438, as reflected in the Summary Compensation Table.

With respect to our median employee, the Company then identified and calculated the elements of such employee's compensation for fiscal 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our Chief Executive Officer, we used the amount reported in the "Total" column of the 2023 Summary Compensation Table included on page 51 of this Proxy Statement.

The Pay Ratio Disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the Pay Ratio Disclosure reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

2023 PAY VERSUS PERFORMANCE TABLE AND SUPPORTING NARRATIVE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance of the company. For further information about how we align executive compensation with the company's performance, see "Compensation Discussion & Analysis" on page 33 above.

Pay Versus Performance Table

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[1][2][7]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[3]	Average Compensation Actually Paid to Non-PEO Named Executive Officers[2][3][7]	Value of Initial Fixed $100 Investment Based On:		Net Income[5]	Operating Cash Flow to Qualifying Net Income Ratio[6]
					Total Shareholder Return	Peer Group Total Shareholder Return[4]		
2023	$ 7,131,438	$ 8,610,554	$1,888,781	$1,797,502	$208	$203	$142	1.14x
2022	$ 4,801,952	$ 3,630,008	$1,715,928	$1,430,384	$190	$150	$ 49	6.55x
2021	$ 5,235,281	$12,824,898	$2,131,607	$3,951,355	$182	$119	$ 34	4.40x

Notes:

[1] Reflects compensation for our Chief Executive Officer, Mr. Nielsen, who served as our Principal Executive Officer (PEO) for each of the last three years.

[2] "Compensation actually paid" has been calculated in accordance with the rules outlined under Item 402(v)(2) of Regulation S-K. Details of the adjustments made to reported Summary Compensation Table (SCT) total compensation for each year to determine "compensation actually paid" are summarized below in footnote (7).

[3] Reflects compensation for the following non-PEO NEOs:

    2023: Mr. DeFerrari, Mr. Peyovich, Mr. Lawson, Mr. Urness and Mr. Horton

    2022: Mr. DeFerrari, Mr. Peyovich, Mr. Horton and Mr. Urness

    2021: Mr. DeFerrari, Mr. Estes, Mr. Peyovich and Mr. Urness

[4] The Peer Group selected for Total Shareholder Return (TSR) comparisons is the S&P Composite 1500 Construction & Engineering index.

[5] Reflects Dycom's consolidated reported net income in millions, calculated on a GAAP basis, as reported on our form 10-K for the relevant year.

[6] The company-selected measure is the ratio of operating cash flow to qualifying net income attained. Qualifying net income is tax affected adjusted operating income. Adjusted operating income is income before income taxes excluding (a) asset impairments, (b) amounts for performance share compensation, (c) amounts recorded for changes to the Company's capital structure, and (d) amounts for amortization of debt discount. Adjusted operating income is reduced by (a) income taxes using the Company's effective tax rate and (b) amounts included in the provision for income taxes due to the application of FASB Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting to arrive at Qualifying Net Income.

[7] The following adjustments were made to SCT total compensation to determine "compensation actually paid" for our NEOs. No adjustments were required in respect of pension plans, modifications to prior option grants, or dividend payments as none of these items are applicable to Dycom during the reported timeframe.

Adjustments	PEO			Other NEO Average		
	2023	2022	2021	2023	2022	2021
Summary Compensation Table Total	$7,131,438	$4,801,952	$5,235,281	$1,888,781	$1,715,928	$2,131,607
Deduction for amount reported in "Stock Awards" column of the Summary Compensation Table	$1,993,378	$1,760,679	$1,231,419	$768,571	$734,251	$983,267
Deduction for amounts reported in "Option Awards" column of the Summary Compensation Table	$1,369,392	$1,193,495	$926,138	$130,093	$90,611	$0
Addition of fair value at fiscal year (FY) end, of equity awards granted during the FY that remained outstanding[a]	$3,198,813	$2,388,460	$7,914,808	$760,357	$601,547	$2,378,984
Addition of change in fair value at FY end versus prior FY end for awards granted in prior FY that remained outstanding[a]	$958,486	$(876,896)	$1,848,158	$137,144	$(121,022)	$413,974
Addition of fair value at vesting date, of equity awards granted during the FY that vested during the FY[a]	$0	$0	$0	$0	$0	$0
Addition of change in fair value at vesting date versus prior FY end for awards granted in prior FY that vested during the FY[a]	$684,586	$270,666	$(15,793)	$61,747	$58,793	$10,058
Deduction of the fair value at the prior FY end for awards granted in prior FY that failed to meet their vesting conditions[a]	$0	$0	$0	$151,863	$0	$0
Compensation Actually Paid	**$8,610,554**	**$3,630,008**	**$12,824,898**	**$1,797,502**	**$1,430,384**	**$3,951,355**

[a] Measurement date equity fair values are calculated with assumptions derived on a basis consistent with those used for grant date fair value purposes.

Restricted stock units are valued based on the last sale price on the relevant measurement date. Options are valued using a Black Scholes model with assumptions established as at the relevant measurement date. Performance stock units are valued by applying the probable or actual outcome based on performance through the measurement date, multiplied by the last sale price on the relevant measurement date.

Fair Values Per Share	Grant Year						
	2023	2022	2021	2020	2019	2018	2017
RSUs	$92.73	$84.53 - $94.71	$81.14 - $94.71	$26.34 - $94.71	$26.34 - $120.43	$44.51 - $82.95	$44.51 - $109.11
Stock Options	$58.67	$50.49 - $59.27	$58.21 - $73.64	$9.61 - $53.22	$4.91 - $41.57	$12.18 - $34.71	$10.94 - $28.77

Assumed Payout Factors	Grant Year					
	2023	2022	2021	2020	2019	2018
PSUs	98% - 100%	0% - 100%	42% - 117%	0% - 100%	8% - 40%	0% - 17%

DYCOM

Compensation Actually Paid Versus Company Performance

The following charts provide a visual description of the relationships between "compensation actually paid" to our PEO, and the average for our non-PEO NEOs, to aspects of Dycom's financial performance.



Tabular List of Company Performance Measures

For the fiscal year ending ended January 28, 2023, operating cash flow to qualifying net income ratio is identified as the most important financial performance measure in linking "compensation actually paid" to Dycom performance and is included in the pay versus performance table. The other most important measures for pay versus performance purposes comprise contract revenue and pre-tax income. The following table lists the collective 'most important' measures alphabetically.

Tabular List of Most Important Measures

(1) Contract Revenue
(2) Operating Cash Flow to Qualifying Net Income Ratio
(3) Pre-Tax Income

Further details on how these measures feature in our executive compensation program can be found in the Compensation Discussion & Analysis.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Company has entered into certain arrangements that will require it to provide compensation to each of Messrs. Nielsen, DeFerrari, Peyovich, Lawson and Urness in the event of certain terminations of employment or a change of control of the Company. The amount of compensation that is potentially payable in each situation is shown in the table below. The amounts assume that a termination of employment and/or change of control event occurred on January 28, 2023 and, where applicable, uses the closing price of a share of the Company's common stock as of January 27, 2023 ($92.73).

The amounts for Mr. Nielsen, Mr. DeFerrari, Mr. Peyovich, Mr. Lawson and Mr. Urness are estimates based only on hypothetical assumptions and do not necessarily reflect the actual amounts that would be paid to each such Named Executive Officer, which would be known only at the time they become eligible for payment. The amounts are in addition to (i) vested or accumulated benefits generally under the Company's 401(k) plan; (ii) benefits paid by insurance providers under life and disability insurance policies; and (iii) accrued vacation payments.

Mr. Horton's employment with the Company ceased on April 20, 2022, and was an involuntary termination in accordance with the terms of his Employment Agreement. In connection with his separation from the Company and his execution of a waiver and release agreement, Mr. Horton received severance compensation as set forth in his Employment Agreement in the total amount of $1,023,823. Mr. Horton's severance amount is equal in value to (a) 1.5x the sum of his (i) then base salary plus (ii) the greater of (1) the average bonus amount paid over the three fiscal years immediately preceding the year of termination and (2) 55% of his then base salary, and (b) a cash payment equal to the value of the health and insurance benefits (including eligible dependents), payable in equal monthly installments until the earlier of (i) 18 months following termination of employment for or (ii) Mr. Horton obtaining other employment and becoming eligible to participate in the medical and life insurance plans of the new employer. The severance amounts will be paid over an eighteen (18)-month period. Mr. Horton is also subject to a five-year confidentiality covenant and an assignment of inventions and developments agreement. Mr. Horton is subject to non-competition and non-solicitation covenants until the later of the first anniversary of his termination of employment date and, to the extent applicable, the duration of any continued vesting period of any outstanding equity awards held by him, but only for so long as the applicable equity award remains unvested.

The following table describes the potential payments upon termination of employment or a change of control of the Company as of January 28, 2023.

Name	Termination of Employment for Cause, Resignation without Good Reason, Disability or Retirement	Termination of Employment without Cause	Resignation for Good Reason	Failure to Renew Employment Agreement at Substantially No Less Terms than Existing Agreements	Change of Control	
					Termination without Cause	Resignation for Good Reason
Steven E. Nielsen						
Severance	$—	$11,286,000[1]	$11,286,000[1]	$2,622,000[2]	$13,908,000[3]	$13,908,000[3]
Stock Options	$—	$ —	$ —	$2,731,679[4]	$ 2,731,679[4]	$ 2,731,679[4]
Stock Awards	$—	$ —	$ —	$5,232,012[5]	$ 5,232,012[5]	$ 5,232,012[5]
Benefits Continuation	$—	$ 61,232[6]	$ 61,232[6]	$ 61,232[6]	$ 61,232[6]	$ 61,232[6]
H. Andrew DeFerrari						
Severance	$—	$ 1,331,961[7]	$ —	$ —	$ 1,880,061[8]	$ 1,880,061[8]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$ 3,696,218[5]	$ 3,696,218[5]
Benefits Continuation	$—	$ 36,701[6]	$ —	$ —	$ 36,701[6]	$ 36,701[6]
Daniel S. Peyovich						
Severance	$—	$ 2,610,000[9]	$ —	$ —	$ 3,842,500[10]	$ 3,842,500[10]
Stock Options	$—	$ —	$ —	$ —	$ 38,758[4]	$ 38,758[4]
Stock Awards	$—	$ —	$ —	$ —	$ 2,287,649[5]	$ 2,287,649[5]
Benefits Continuation	$—	$ 52,184[6]	$ —	$ —	$ 52,184[6]	$ 52,184[6]
Jason T. Lawson						
Severance	$—	$ 843,750[7]	$ —	$ —	$ 895,356[8]	$ 895,356[8]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$ 327,151[5]	$ 327,151[5]
Benefits Continuation	$—	$ 39,812[6]	$ —	$ —	$ 39,812[6]	$ 39,812[6]
Ryan F. Urness						
Severance	$—	$ 1,125,000[7]	$ —	$ —	$ 1,552,500[8]	$ 1,552,500[8]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$ 2,231,733[5]	$ 2,231,733[5]
Benefits Continuation	$—	$ 39,444[6]	$ —	$ —	$ 39,444[6]	$ 39,444[6]

[1] Determination of severance is based on three times the sum of (i) the annual salary in effect as of January 28, 2023; plus (ii) the greater of (x) the average amount of the annual bonus paid in the last three fiscal years prior to fiscal 2023 or (y) the target annual bonus for fiscal 2023.

[2] Determination of severance is based on a pro rata annual bonus for fiscal 2023 based on actual results and payable after performance is certified.

[3] Determination of severance is based on (a) three times the sum of (i) the annual base salary in effect as of January 28, 2023; plus (ii) the greater of (x) the average amount of the annual bonus paid in the last three fiscal years prior to fiscal 2023 or (y) the target annual bonus for fiscal 2023; plus (b) a pro-rata annual bonus equal to the greater of (x) the average annual bonus paid in the last three fiscal years prior to fiscal 2023 or (y) the bonus based on actual performance achieved through fiscal 2023, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2023 as a percentage of 365 days.

[4] Represents all unvested stock options that would vest upon a change of control of the Company. Based on the closing price of a share of the Company's common stock on January 28, 2023, such stock options would have no intrinsic value.

[5] Represents the outstanding time and performance based restricted stock units on January 28, 2023 using the closing price of the Company's common stock on January 28, 2023. Performance-based restricted stock units are based on the units that will vest at their target performance levels.

[6] Represents the approximated cost of continuation of group medical benefits and term life insurance for which premiums will be waived during the applicable severance periods. The group medical benefits premium costs are based on the current COBRA rate and the term life insurance premium costs are based on the actual cost of premiums for fiscal 2023.

(7) Determination of severance is based on one and a half times the sum of (i) the annual base salary in effect as of January 28, 2023; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2023 or (y) 50% of the annual base salary in effect as of January 28, 2023.

(8) Determination severance is based on (a) one and a half times the sum of (i) the annual base salary in effect as of January 28, 2023; plus (ii) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2023 or (y) 50% of the annual base salary in effect as of January 28, 2023; plus (b) a pro-rata bonus amount equal to (i) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2023 or (y) annual bonus that the executive would have earned for fiscal 2023 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2023 as a percentage of 365 days.

(9) Determination of severance is based on two times the sum of (i) the annual base salary in effect as of January 28, 2023; plus (ii) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2023 or (y) the target annual bonus for fiscal 2023.

(10) Determination of severance is based on (a) two times the sum of (i) the annual base salary in effect as of January 28, 2023; plus (ii) the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2023 or (y) the target annual bonus for 2023; plus (b) a pro-rata bonus amount equal to the greater of (x) the average bonus paid in the last three fiscal years prior to fiscal 2023 or (y) the annual bonus that he would have earned for fiscal 2023 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2023 as a percentage of 365 days.

EMPLOYMENT AND SEPARATION AGREEMENTS

Steven E. Nielsen—Employment Agreement

Effective as of May 31, 2020, the Company entered into an employment agreement with Steven E. Nielsen, pursuant to which he serves as our President and Chief Executive Officer of the Company (the "Nielsen Employment Agreement"). The Nielsen Employment Agreement provides for a term of employment that continues until May 31, 2025. If, during the term of the Nielsen Employment Agreement, there is a "Change in Control" (as defined in the Nielsen Employment Agreement) of the Company, Mr. Nielsen's employment under the Nielsen Employment Agreement will be extended through the second anniversary of the Change in Control.

Termination for Cause or Resignation Without Good Reason In the event that Mr. Nielsen resigns his employment with the Company without "Good Reason" or the Company terminates his employment for "Cause" (as such terms are defined in the Nielsen Employment Agreement, Mr. Nielsen will not be entitled to any severance payments, but will receive his respective base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

Termination Without Cause or Resignation for Good Reason Prior to a Change of Control If the Company terminates Mr. Nielsen's employment without Cause or if Mr. Nielsen resigns from employment with the Company for Good Reason prior to a Change in Control (as defined by the Nielsen Employment Agreement), Mr. Nielsen will be entitled to:

• his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

• a cash severance payment equal to three times the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) his target annual bonus. The cash severance payment will be payable in substantially equal monthly installments over the 18-month period following such termination or resignation, provided that any remaining payment will be paid in a lump sum within five days following a Change in Control.

• continued participation in the Company's health and welfare plans for a period of three years following Mr. Nielsen's resignation of employment for Good Reason or their termination of employment by the Company without Cause or a cash payment equal to the value of the benefit.

Change of Control In the event the Company terminates Mr. Nielsen's employment without Cause or Mr. Nielsen resigns employment with the Company for Good Reason on or following a Change in Control, he will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.
- a cash severance payment equal to three times the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) his target annual bonus. The cash severance amount will be payable in a single lump sum within five days following such termination or resignation.
- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation.
- continued participation in the Company's health and welfare plans for a period of three years following his termination or resignation or a cash payment equal to the value of the benefit.
- all outstanding equity awards held by Mr. Nielsen at the time of his respective resignation of employment with the Company for Good Reason or termination of employment by the Company without Cause following a Change in Control will fully and immediately vest and all outstanding performance shares, performance share units or equivalent awards will vest at their target performance levels.

Non-Renewal of Nielsen Employment Agreement If the Company or Mr. Nielsen delivers a final non-renewal notice, Mr. Nielsen's employment will terminate due to retirement at the end of the one-year notice period (subject to a change in control not occurring during that period). In that event, Mr. Nielsen would be entitled to receive a pro rata annual bonus for the fiscal year of his separation from service based on actual results and payable after performance is certified. In addition, outstanding equity awards held by Mr. Nielsen at the time of his retirement would be treated as follows: (i) performance based full-value awards would continue to vest for two years and be earned based on actual performance measured at the end of the original performance period, (ii) time vesting full-value awards would continue to vest for three years, (iii) stock options would continue to vest on their terms as if Mr. Nielsen did not have a separation from service and remain exercisable until the original expiration date) and (iv) any other equity awards would continue to vest in accordance with their terms. Mr. Nielsen will be subject to customary non-competition and non-solicitation covenants during the continued vesting period. If Mr. Nielsen dies following the date of retirement, all outstanding equity awards at such time, to the extent unvested, would become fully vested, with performance-based awards vesting at target. Mr. Nielsen and his spouse also will continue to participate in the Company's health plans until such time that Mr. Nielsen is eligible for Medicare (or receive a cash payment in lieu of participation if participation is not permitted).

Restrictive Covenants and Release Mr. Nielsen is subject to a five-year confidentiality covenant and one-year non-competition and non-solicitation covenants. Mr. Nielsen is also subject to an assignment of inventions and developments agreement and severance payments will require a written release of any and all claims against the Company prior to payment. Severance payments will also require a written release of any and all claims against the Company prior to payment.

H. Andrew DeFerrari, Jason T. Lawson, Daniel S. Peyovich, and Ryan F. Urness—Employment Agreements

The Company has entered into employment agreements with each of H. Andrew DeFerrari, Jason T. Lawson, Daniel S. Peyovich and Ryan F. Urness. Mr. DeFerrari's agreement is effective as of July 23, 2015 (the "DeFerrari Employment Agreement"), Mr. Lawson's agreement is effective as of October 10, 2022 (the "Lawson Employment Agreement"), Mr. Peyovich's agreement is effective as of January 6, 2021 (the "Peyovich Employment Agreement"), and Mr. Urness' agreement is effective as of October 29, 2019 (the "Urness Employment Agreement" and together with the DeFerrari Employment Agreement, the Lawson Employment Agreement, and the Peyovich Employment Agreement, the "Officer Employment Agreements").

The initial term of the DeFerrari Employment Agreement was for one year until July 23, 2016. The initial term of each of the Lawson Employment Agreement, the Peyovich Employment Agreement and the Urness Employment Agreement was for three years until, October 10, 2025, January 6, 2024 and October 29, 2021, respectively. Pursuant to the Officer Employment Agreements, the term of employment for each of Mr. DeFerrari, Mr. Lawson, Mr. Peyovich and Mr. Urness will be automatically extended for additional one-year periods unless either party gives prior notice of nonrenewal. Further, under the Officer Employment Agreements, if there is a "Change in Control" of the Company (as defined in the Officer Employment Agreements), each of Mr. DeFerrari's, Mr. Lawson's, Mr. Peyovich's and Mr. Urness' employment will be extended through the second anniversary of the Change in Control.

The Peyovich Employment Agreement provided for one-time make-whole awards to Mr. Peyovich to replace existing cash and equity awards resulting from his former employment. The cash make-whole award of $900,000 was paid in two installments with one-half paid on the next regularly scheduled payroll date after January 6, 2021, and the remaining portion paid on the next regularly scheduled Company payroll date following the six-month anniversary of the Peyovich Employment Agreement. The one-time equity make-whole award provided that Mr. Peyovich would receive a grant of time-based restricted stock units with an aggregate fair value equal to $1,200,000 based upon the closing price of the Company's common stock on the trading day immediately preceding the date of grant, 25% of which will vest annually on each of the first four anniversaries of the grant date, subject to Mr. Peyovich's continued employment on the applicable vesting dates. The Lawson Employment Agreement also provided for one-time make-whole awards to Mr. Lawson to replace existing cash and equity awards resulting from his former employment. The cash make-whole award of $100,000 was paid on the next regularly scheduled payroll date following the effective date of the Lawson Employment Agreement. The one-time equity make-whole award provided that Mr. Lawson would receive a grant of time-based restricted stock units with an aggregate fair value equal to $350,000 based upon the closing price of the Company's common stock on the trading day immediately preceding the date of grant, 25% of which will vest annually on each of the first four anniversaries of the grant date, subject to Mr. Lawson's continued employment on the applicable vesting dates.

Termination for Cause; Resignation for Any Reason; Death and Disability In the event that (i) the Company terminates the employment of Mr. DeFerrari, Mr. Lawson, Mr. Peyovich or Mr. Urness for "Cause" (as defined by the Officer Employment Agreements), (ii) Mr. DeFerrari, Mr. Lawson, Mr. Peyovich, or Mr. Urness resigns his employment for any reason or (iii) Mr. DeFerrari, Mr. Lawson, Mr. Peyovich or Mr. Urness dies or becomes disabled, the Company will not have any obligation to pay his base salary or other compensation or to provide him any employee benefits subsequent to the date of his termination or resignation of employment.

Termination Without Cause Prior to a Change of Control In the event the Company terminates the employment of Mr. DeFerrari, Mr. Lawson, Mr. Peyovich or Mr. Urness without Cause prior to a Change of Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- 1.5 times for Mr. DeFerrari, Mr. Lawson and Mr. Urness and two times for Mr. Peyovich, the sum of his (i) then base salary plus (ii) the greater of (1) the average bonus amount paid over the three fiscal years immediately preceding the year of termination and (2) 50% of his then base salary in the case of Mr. DeFerrari, Mr. Lawson and Mr. Urness, and the target annual bonus for the fiscal year of his separation from service in the case of Mr. Peyovich. The severance amount will be paid over an eighteen (18)-month period.
- continued participation in the Company's group medical and life insurance plans (including benefits to eligible dependents) or a cash payment equal to the value of the benefits excluded, payable in equal monthly installments until the earlier of (i) 18 months following termination of employment for Mr. DeFerrari, Mr. Lawson or Mr. Urness and 24 months following termination of employment for Mr. Peyovich or (ii) Mr. DeFerrari, Mr. Peyovich, Mr. Lawson or Mr. Urness obtaining other employment and becoming eligible to participate in the medical and life insurance plans of the new employer.

Change of Control In the event the Company terminates the employment of Mr. DeFerrari, Mr. Lawson, Mr. Peyovich or Mr. Urness without Cause or he resigns his employment with the Company for Good Reason on or prior to the second anniversary following the consummation of a Change in Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- the same severance payments and benefits continuation that he would be entitled to receive upon a termination without Cause prior to a Change of Control. Such amounts will be paid in a single-sum payment;

- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation; and

- full vesting of all outstanding equity-based awards granted by the Company pursuant to any of the Company's long-term incentive plans. In addition, all outstanding performance share awards, performance share units and other equivalent awards granted by the Company pursuant to any of the Company's long-term incentive plans will immediately vest at their respective target performance levels to the extent not already vested.

Restrictive Covenants Each of Mr. DeFerrari, Mr. Lawson, Mr. Peyovich and Mr. Urness is subject to a five-year confidentiality covenant and an assignment of inventions and developments agreement. Each of Mr. DeFerrari, Mr. Lawson, Mr. Peyovich and Mr. Urness is also subject to non-competition and non-solicitation covenants until the later of the first anniversary of his termination of employment date and, to the extent applicable, the duration of any continued vesting period of any outstanding equity awards held by each of them, but only for so long as the applicable equity award remains unvested. Severance payments will also require a written release of any and all claims against the Company prior to payment.



| PROPOSAL 3 | Ratification of the Appointment of the Independent Auditor |

The Board of Directors recommends that you vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2024.

GENERAL

PricewaterhouseCoopers LLP has been appointed by the Audit Committee of the Board of Directors to serve as the Company's independent auditor for fiscal 2024. PricewaterhouseCoopers LLP has served as the Company's independent auditor since 2014. Shareholder ratification of this appointment is not required by the Company's Amended and Restated By-laws or otherwise; however, the Board of Directors considers a proposal for shareholders to ratify the appointment to be an opportunity for shareholders to provide direct feedback to the Audit Committee on an important aspect of corporate governance and good corporate practice. If shareholders fail to ratify the appointment, the Audit Committee will consider whether it is appropriate to select another registered independent public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different registered independent public accounting firm at any time during the year if the Audit Committee believes this change would be in the best interest of the Company and its shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting for the purposes of responding to shareholders' questions and making statements that they consider appropriate.

PRINCIPAL ACCOUNTING FIRM FEES

PricewaterhouseCoopers LLP acted as the Company's independent auditors for fiscal 2023. The following table represents aggregate fees billed for fiscal 2023, 2022, and 2021 by PricewaterhouseCoopers LLP, our independent registered public accounting firm:

	2023	2022	2021
Audit Fees[1]	$ 3,040,487	$ 3,015,414	$ 2,955,321
Audit-Related Fees[2]	$ 160,000	$ —	$ —
Tax Fees[3]	$ 433,800	$ 415,000	$ 7,890
All Other Fees[4]	$ —	$ —	$ —
Total	$ 3,634,287	$ 3,430,414	$ 2,963,211

[1] Audit Fees for each of fiscal 2023, 2022, and 2021 consist of fees and expenses for professional services in connection with the audit of the annual financial statements, reviews of the Company's quarterly reports filed on Form 10-Q and reviews of registration statements and other periodic filings with the SEC. Amounts also include fees for the audit of the Company's internal control over financial reporting, as promulgated by Section 404 of the Sarbanes-Oxley Act.

[2] Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and internal control over financial reporting.

[3] Tax Fees include fees for tax research and tax advice.

[4] All Other Fees are fees for any services not included in the first three categories.

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

The Company's independent auditor fee pre-approval policy provides for an annual process through which the Audit Committee evaluates and pre-approves the nature, scope and fees associated with the annual audit of the Company's financial statements and other audit-related services. The Audit Committee pre-approves all other audit and permissible non-audit services provided by the Company's independent auditors on a case-by-case basis. These services may include audit services, audit-related services, tax services and other permissible services.

AUDIT COMMITTEE REPORT

The Audit Committee (the "Committee") of the Company's Board of Directors consists of five directors, all of whom meet the independence standards of the NYSE and the applicable rules of the United States Securities and Exchange Commission. The Committee operates in accordance with a written charter adopted by the Board of Directors. The Committee reviews the charter on an ongoing basis and a copy, which has been approved by the Board of Directors, is available on the Company's website at *www.dycomind.com*.

The Committee's primary responsibility is to assist the Board of Directors in fulfilling its responsibility for oversight of (a) the quality and integrity of the Company's financial statements and related disclosures, internal controls and financial reporting, (b) the Company's compliance with applicable legal and regulatory requirements, (c) the Company's independent auditors' qualifications, independence and performance and (d) the performance of the Company's internal audit and control functions.

Management has the primary responsibility for preparing the Company's consolidated financial statements and the overall financial reporting process, including maintaining the Company's system of internal accounting controls. The Company's independent auditor, PricewaterhouseCoopers LLP, has the responsibility for auditing the Company's financial statements and issuing opinions as to the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, and the effectiveness of the Company's internal control over financial reporting. The Committee monitors and oversees this process.

The Committee reviewed the Company's audited consolidated financial statements and the results of the audits relating to the Company's internal control over financial reporting for fiscal 2023 and discussed those matters with management and PricewaterhouseCoopers LLP. During fiscal 2023, the Committee also discussed the interim financial information contained in each quarterly earnings announcement with management and PricewaterhouseCoopers LLP prior to public release. In addition, the Committee regularly discussed with management, the internal auditors and PricewaterhouseCoopers LLP, the quality and adequacy of the Company's internal controls and the internal audit function's organization, responsibilities, budget and staffing and the quality of the Company's financial reporting. The Committee regularly meets separately with management, the Company's internal auditors and PricewaterhouseCoopers LLP. The Committee reviewed with both PricewaterhouseCoopers LLP and the internal auditors their audit plans, audit scope, and the identification of audit risks. The Committee also discussed with PricewaterhouseCoopers LLP all matters required by Public Company Accounting Oversight Board (United States) Auditing Standard No. 16, "Communications with Audit Committees," as currently in effect.

As part of the Committee's oversight responsibilities of the audit process, the Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP any relationships that may impact their objectivity and independence from the Company and from management of the Company.

Based on the aforementioned reviews and discussions, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2023 for filing with the United States Securities and Exchange Commission. The Committee also approved the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for the 2024 fiscal year.

Audit Committee

Peter T. Pruitt, Jr. Chair
Jennifer M. Fritzsche
Eitan Gertel
Stephen C. Robinson
Laurie J. Thomsen

Approval of an Amendment and Restatement to the Dycom Industries, Inc. 2017 Non-Employee Directors Equity Plan

 The Board of Directors recommends that shareholders vote **FOR** the approval of the Amendment and Restatement to the Dycom Industries, Inc. 2017 Non-Employee Directors Equity Plan.

Request

The Company established the Dycom Industries, Inc. 2017 Non-Employee Directors Equity Plan (the "2017 Plan") effective as of November 21, 2017, after approval by the shareholders at the 2017 Annual Meeting. The 2017 Plan is currently scheduled to expire on November 20, 2027 in accordance with its terms. The 2017 Plan is designed to enable the Company to attract, retain and motivate highly qualified directors to serve on the Board. The program is also intended to be competitive with other companies in the Peer Group (as defined under "Executive Compensation— Compensation Discussion and Analysis—Role of Compensation Consultant and Peer Group Comparison" beginning on page 37 of this Proxy Statement) and to further align the interests of these directors and our shareholders by compensating directors with a mix of cash and equity-based compensation.

 On March 28, 2023, the Board approved, subject to shareholder approval, an amendment and restatement to the 2017 Plan to increase the number of shares available for issuance under the Plan to 235,000 shares and to extend the term of the Plan by an additional 10 years to May 25, 2033. Upon effectiveness of the amendment and restatement to the 2017 Plan, 130,797 shares of common stock will become available for issuance to eligible directors. The maximum number of shares available under the 2017 Plan was 140,000 shares. As of March 27, 2023, there were approximately 35,797 shares remaining for issuance under the 2017 Plan.

The Board has unanimously approved and recommends that shareholders approve such amendment and restatement. This increase in the number of shares would allow sufficient shares to continue to be available under the 2017 Plan for approximately 8 to 9 additional years. The Board believes that the number of shares that remain available for future issuance will be insufficient to achieve the purposes of the 2017 Plan beyond one to two years (and perhaps a shorter period) unless the additional shares are authorized and approved by shareholders.

A summary of the 2017 Plan is included below. The complete text of the 2017 Plan is set forth in Appendix A to this Proxy Statement, and shareholders are urged to review it together with the following information, which is qualified in its entirety by reference to Appendix A. For further information on the 2017 Plan see, "Director Compensation" beginning on page 26 of this Proxy Statement.

Dilution and Historical Share Usage

Dilution

The Board evaluated the dilution and existing terms of outstanding awards under the 2017 Plan as it considered whether to request additional shares. As of March 27, 2023, 35,797 shares were reserved for issuance under the 2017 Plan, which represents approximately 0.1% of the Company's issued and outstanding shares. The Board believes that this number of shares constitutes reasonable potential equity dilution. The closing price of the Company's common stock on the New York Stock Exchange on March 27, 2023 was $94.99.

As of March 27, 2023, the following equity awards were outstanding under the 2017 Plan:

- 0 stock options; and
- 44,461 restricted stock and restricted stock units.

The new shares available for issuance under the 2017 Directors Plan would represent an additional potential equity dilution of approximately 0.32%. As of March 27, 2023, the potential equity dilution for all existing equity plans is approximately 4.3%. Including the proposed additional shares under the 2017 Directors Plan, the potential equity dilution from all equity incentive awards outstanding and available for grant under all of the Company's existing equity plans would result in a maximum potential equity dilution of approximately 4.66%.

Share Usage

The Board also considered the Company's historical gross burn rate (the number of incentive awards granted during a period in proportion to the Company's outstanding shares). The Company's recent and historical burn rates have been generally consistent with the median range of its peers. Specifically, the Company's burn rates have been as follows:

- Gross burn rate for fiscal 2023 was 0.05%
- Three-year average gross burn rate for the last three fiscal years (fiscal 2023 through fiscal 2021) was 0.07%, calculated as follows:

Fiscal Year	Stock Options Granted	Full-Value Shares (Restricted Stock Units) Granted	Common Shares Outstanding	Burn Rate
Fiscal 2023	—	15,518	29,350,021	0.05%
Fiscal 2022	—	14,311	29,612,867	0.05%
Fiscal 2021	—	30,716	30,615,167	0.10%

The Company believes that burn rate is a relevant and objective measure of dilution for shareholders as it seeks to continue existing grant practices going forward. The Company has been very deliberate and generally consistent in its historical use of equity, as shown by the similar burn rate over the last three years, which demonstrates its commitment to being a good steward of shareholder capital. In light of these and other factors, the Board determined that it was appropriate to increase the number of shares available for issuance under the 2017 Plan by 95,000 shares.

For further information on the Company's equity plans, see "Equity Compensation Plan Information" on page 73 of this Proxy Statement.

Summary of the Dycom Industries, Inc. 2017 Non-Employee Directors Plan (as amended and restated)

Purpose. The purpose of the 2017 Plan is to promote the long-term growth and financial success of the Company by attracting, motivating and retaining non-employee directors of outstanding ability and assisting the Company in aligning the interests of the Company's non-employee directors and its shareholders.

Eligibility. Members of the Board who are not employees of the Company or any of its subsidiaries are eligible to participate in the 2017 Plan. Eight of the Company's current directors will be eligible to participate in the 2017 Plan.

Administration. The 2017 Plan is administered by the Board or any committee designated by the Board (for purposes of this proposal, the Board or such committee being referred to herein as the "Administrator"). Subject to the terms of the 2017 Plan, the Administrator will have discretionary authority to determine the terms and conditions of awards made under the 2017 Plan. Additionally, the Administrator may, without limitation, make factual and legal determinations in connection with the administration or interpretation of the 2017 Plan. All decisions and determinations by the Administrator are final and binding on all parties.

Annual and New Director Awards. The 2017 Plan provides for (i) an annual equity award to each participant who continues to be a member of the Board of the date of the Company's annual meeting of shareholders and (ii) a new director equity award upon a participant's initial election or appointment to the Board. In each case, the value, type and terms of such awards shall be approved by the Board based on the recommendation of any committee designated by the Board. All members of any such committee will have been designated by the Board as independent directors.

Shares Reserved for Awards. The maximum number of shares authorized under the 2017 Plan is 235,000, which represents the 140,000 shares authorized for issuance in 2017, plus the 95,000 additional shares that will become available if this proposal is approved by shareholders (the "Plan Limit"). As of March 27, 2023, 35,797 shares remained available for issuance from the 140,000 authorized share pool. The Plan Limit is subject to adjustment in the event of stock splits, stock dividends, bonus issues, mergers, share exchanges, reorganizations, consolidations, amalgamations, recapitalizations, certain issuances of rights or warrants or other similar transactions. For purposes of determining the number of shares that remain available for issuance under the 2017 Plan, the number of shares is determined as follows: (i) each share subject to an outstanding award reduces the Plan Limit by one share; and (ii) the number of shares subject to an outstanding award that is forfeited, cancelled or expires for any reason without having been settled or delivered or that is settled through issuance of consideration other than shares (including, without limitation, cash) is added back to the Plan Limit and will again be available for awards under the 2017 Plan. The number of shares that are tendered by a participant or withheld by the Company to pay the exercise price of an award or to satisfy a participant's tax withholding obligations in connection with the exercise or settlement of an award will not be added back to the Plan Limit.

Shares are made available from authorized but unissued shares or may be purchased on the open market or by private purchase.

Limitations. The value of awards under the 2017 Plan made to a participant (calculated based on the grant date fair market value of such awards for financial reporting purposes) during any 12-month period may not exceed $500,000. Compensation in any 12-month period will include amounts or grants that would have been paid or made, as applicable, to a particular participant absent such participant's election to defer such compensation.

Award Document. Each award is evidenced by an award document issued by the Company that sets forth the terms and conditions of such award, including without limitation, the amount and type of an award.

Share Election. All participants may elect to receive all or a portion of their annual director fees that are otherwise payable in cash in the form of shares of restricted stock or restricted stock units as determined by the Administrator.

Director Fees. Pursuant to the Company's stock ownership guidelines, participants who have not met their shareholding requirement as of the day immediately prior to the date of any payment of annual fees are required to receive at least 60% of their annual director's fees that are otherwise payable in cash (other than per diem fees) in the form of shares of restricted stock or restricted stock units. Participants are immediately fully vested in such shares of restricted stock or restricted stock units; provided, however, that such shares or units are subject to a six-month restriction on transfer.

Stock Options. The 2017 Plan authorizes the issuance of nonqualified stock options. Unless determined earlier under the 2017 Plan or an applicable award document, each stock option expires on the tenth anniversary of such option's date of grant. The exercise price of each stock option is the fair market value of the Company's shares of common stock on the date of grant. Fair market value is defined as the closing sale price of the Company's common shares on the New York Stock Exchange. Subject to the terms and conditions of the 2017 Plan, a stock option vests and becomes exercisable in equal annual installments over the four-year period following its date of grant, assuming that the participant has continued to serve as a member of the Board until such date. Participants may exercise stock options by paying the exercise price in cash or any other method approved by the Administrator, including through a "cashless exercise."

Restricted Stock. The 2017 Plan authorizes the issuance of restricted shares of the Company's common stock. Subject to the terms and conditions of the 2017 Plan, shares of restricted stock will vest in three equal annual installments over the three-year period following the applicable date of grant, assuming that the participant continues to serve on the Board until such date. All unvested shares of restricted stock are forfeited and cancelled without payment, subject to the terms and conditions of the 2017 Directors Plan, in the event a participant's service on the Board terminates for any reason.

Restricted Stock Units. Each restricted stock unit will represent the right of a participant to receive one share of the Company's common stock upon its settlement. Subject to the terms and conditions of the 2017 Plan, each restricted stock unit will vest in three equal annual installments over the three-year period following the applicable date of grant, assuming that the participant continues to serve on the Board until such date, and shall be payable in shares of the Company's common stock. All unvested restricted stock units are forfeited and cancelled without payment, subject to the terms and conditions of the 2017 Plan, in the event a participant's service on the Board terminates for any reason.

Dividend Equivalents. The 2017 Plan provides that dividend equivalents are awarded with respect to restricted stock units in the event the Company pays a regular cash dividend with respect to its shares of common stock. Dividend equivalents are deemed to be reinvested in common shares of the Company and credited to a bookkeeping account that the Company will maintain on behalf of each participant.

Dividend equivalents will accrue on the restricted stock units until such time as the awards are paid out and are subject to the same terms and conditions (including vesting) as the underlying awards. The dividend equivalents that have been credited to a participant's account are paid in shares of the Company's common stock when the underlying restricted stock units are settled. Payment of dividend equivalents that have been credited to a participant's account will not be made with respect to any award that does not vest and is cancelled.

Right to Elect to Defer Awards. The Administrator may permit a participant to elect to defer all or a portion of his or her restricted stock units until a date subsequent to the settlement date of the restricted stock units.

Amendment and Termination of the Plan. The Board may amend, modify, suspend or terminate the 2017 Plan at any time, except as provided by applicable law or stock exchange rule that requires shareholder approval for certain amendments. Notwithstanding the foregoing, no stock option may be repriced, regranted through cancellation or otherwise amended to reduce the applicable exercise price without the approval of the Company's shareholders. No amendment or termination may adversely affect a participant's rights with respect to previously granted awards without his or her consent. In addition, no option may be repurchased or otherwise cancelled in exchange for cash or other property at a time when its exercise price is equal to or greater than the fair market value of the underlying common stock.

Corporate Changes. The existence of the 2017 Plan and any award documents does not affect or restrict in any way the right or power of the Company to effect corporate changes or acts. In the event of any change in the issued and outstanding common shares of the Company by reason of a stock dividend, recapitalization, reorganization, merger, amalgamation, consolidation, stock split, combination or exchange of shares or any other significant corporate event affecting the common stock of the Company, the Administrator, in its discretion, may take such measures as it deems appropriate with respect to any outstanding awards, which measures may include, without limitation, the acceleration of vesting, the rollover of outstanding awards into awards exercisable for or subject to the acquirer's securities, the cash out of vested awards or any combination of the foregoing.

Term of the 2017 Directors Plan. The 2017 Plan is currently scheduled to expire on November 20, 2027, unless earlier terminated by the Board. The new term of the 2017 Plan will be extended to May 25, 2033, if approved by the shareholders at the Annual Meeting.

New Plan Benefits

It is not presently possible to determine the benefits or the amounts that will be granted to participants under the 2017 Plan in the future. For fiscal 2023, the Company's non-employee directors as a group were granted a total of 15,518 restricted stock units under the 2017 Plan.

U.S. Federal Income Tax Consequences

Stock Options. A participant will not recognize taxable income at the time a nonqualified stock option is granted. However, upon the exercise of a nonqualified stock option the participant will include as ordinary income an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price of the option, and the Company will generally be entitled to a tax deduction in the same amount. Upon the sale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending upon the length of time the shares are held by the participant.

Restricted Stock. The federal income tax consequences of awards of restricted stock are generally governed by Section 83 of the Code. Generally, a participant will recognize income on an award of restricted stock, and the Company will not be allowed a tax deduction until the award vests, unless the participant makes an election under Section 83(b) of the Code to be subject to taxation upon grant, rather than upon vesting. A Section 83(b) election must be made no later than 30 days following the date of grant. If the election is made, the participant will recognize ordinary income on the fair market value of the shares on the date of grant and the Company will generally be entitled to an equity deduction in the same amount.

If a participant does not make a Section 83(b) election, the participant will recognize income based on the full fair market value of the shares included in the award, plus any cash distributed in lieu of fractional shares, at the time of vesting and the Company will generally be entitled to a tax deduction in the same amount. The amount recognized as income by a participant, whether in connection with a Section 83(b) election or at the time of vesting, will be subject to ordinary income tax at the rates in effect at that time.

Any capital gain or loss recognized by a participant will be either long term or short-term depending on the length of time the participant held the shares.

Restricted Stock Units. A participant generally will not recognize income, and the Company will not be allowed a tax deduction when he or she is awarded restricted stock units or when dividend equivalents are credited on his or her behalf. Participants will recognize ordinary income in an amount equal to the fair market value of the shares of the common stock of the Company that are delivered when their restricted stock units are settled. The Company will generally be entitled to a tax deduction in the same amount.

Upon the sale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss, depending upon the length of time the shares are held by the participant.

The foregoing is not to be considered as tax advice to any person who may be a participant, and any such persons are advised to consult their own tax counsel.

EQUITY COMPENSATION PLAN
INFORMATION

The following table gives information about common stock of the Company that may be issued under its equity compensation plans as of January 28, 2023, including the 2003 Long-Term Incentive Plan, the 2007 Non-Employee Directors Equity Plan, the 2012 Long-Term Incentive Plan, and the 2017 Non-Employee Directors Equity Plan, all of which were approved by the Company's shareholders. No further awards will be granted under the 2003 Long-Term Incentive Plan or the 2007 Non-Employee Directors Equity Plan.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrant and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights)
Equity compensation plans approved by security holders	245,706	$ 65.36	1,214,005
Equity compensation plans not approved by security holders	—	—	—
Total	245,706	$ 65.36	1,214,005

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information about the beneficial ownership of the Company's common stock as of March 27, 2023 by each person known to the Company that beneficially owns more than five percent (5%) of the Company's outstanding common stock, each of the Company's directors and each of the Named Executive Officers identified in the Summary Compensation Table on page 51 of this Proxy Statement, and all directors and executive officers as a group. Shares of the Company's common stock that an individual or group has a right to acquire within 60 days after March 27, 2023 pursuant to the exercise of options or vesting of restricted stock units are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table. As a result, the percentage of outstanding shares of any person as shown in the table may not necessarily reflect the person's actual voting power at any particular date. Except as otherwise noted, to the Company's knowledge, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. The percentages are based on the Company's outstanding shares as of March 27, 2023.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Common Stock Beneficially Owned
5% Stockholders:		
BlackRock, Inc. 55 East 52nd Street, New York, New York 10055	3,312,038[1]	11.28%
The Vanguard Group, Inc. 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	2,785,566[2]	9.49%
Peconic Partners, LLC PO Box 3002, 506 Montauk Highway, East Quogue, NY 11942	2,519,892[3]	8.58%
AllianceBernstein L.P. 1345 Avenue of the Americas, New York, New York 10105	1,728,780[4]	5.89%
Directors and Executive Officers:[5]		
H. Andrew DeFerrari	144,141	*
Dwight B. Duke	41,841	*
Jennifer M. Fritzsche	3,861	*
Eitan Gertel	14,345	*
Jason T. Lawson	0	*
Steven E. Nielsen	958,845[6]	3.27%
Daniel S. Peyovich	17,979	*
Peter T. Pruitt, Jr.	12,917	*
Stephen C. Robinson	1,344	*
Carmen M. Sabater	1,091	*
Richard K. Sykes	16,099	*
Laurie J. Thomsen	15,659	*
Ryan F. Urness	20,781	*
All directors and executive officers as a group (13 persons)	1,248,903	4.25%

* Less than 1% of the outstanding common stock.

[1] Based solely on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission (the "SEC") January 26, 2023 by BlackRock, Inc. ("BlackRock") and its subsidiaries. The Schedule 13G/A indicates that BlackRock is the beneficial owner of 3,312,038, shares, for which it has sole voting power with respect to 3,273,626 shares and sole dispositive power with respect to 3,312,038 shares.

[2] Based solely on information contained in a Schedule 13G filed with the SEC on February 9, 2023 by The Vanguard Group, Inc. ("Vanguard") in its capacity as investment advisor. Vanguard is the beneficial owner of 2,785,566 shares. The Schedule 13G indicates that Vanguard has shared voting power over 48,786 shares, sole dispositive power over 2,707,597 shares and shared dispositive power over 77,969 shares.

(3) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 14, 2023 by Peconic Partners, LLC ("Peconic") in its capacity as investment advisor. Peconic is the beneficial owner of 2,519,892. The Schedule 13G/A indicates that Peconic has shared voting power and shared dispositive power over 2,519,892 shares.

(4) Based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2023 by AllianceBernstein L.P. ("Alliance") in its capacity as investment advisor. Alliance is the beneficial owner of 1,728,780 shares. The Schedule 13G indicates that Alliance has sole voting power over 1,489,871 shares, sole dispositive power over 1,698,776 shares and shared dispositive power over 30,004 shares.

(5) Includes the following number of shares of common stock which a director or executive officer has the right to acquire pursuant to the exercise of stock options or vesting of restricted stock units on March 27, 2023 or within 60 days after March 27, 2023.

Name of Beneficial Owner	Restricted Stock Units	Stock Options
H. Andrew DeFerrari	17,426	—
Dwight B. Duke	4,312	2,702
Jennifer M. Fritzsche	1,194	—
Eitan Gertel	2,557	—
Jason T. Lawson	—	—
Steven E. Nielsen	30,119	169,181
Daniel S. Peyovich	4,808	6,008
Peter T. Pruitt, Jr.	2,557	—
Stephen C. Robinson	559	—
Carmen M. Sabater	646	—
Richard K. Sykes	2,557	—
Laurie J. Thomsen	2,557	—
Ryan F. Urness	10,435	—
All directors and executive officers as a group (13 persons)	79,727	177,891

(6) Includes 100,000 shares owned by the Margaret Ellen Nielsen Foundation, a charitable foundation of which Mr. Nielsen is president and a director. Mr. Nielsen disclaims beneficial ownership of all shares of common stock held by Foundation. Mr. Nielsen disclaims beneficial ownership of all shares of common stock held by Foundation.

Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

 The Board of Directors recommends that a non-binding advisory vote on executive compensation be held annually, and that Shareholders select "**1 Year**".

As described in Proposal 2 above, the shareholders have the opportunity to cast an advisory vote to approve Named Executive Officer compensation (commonly referred to as a "say-on-pay" vote). Pursuant to the rules of the SEC, this Proposal 5 provides the shareholders with the opportunity, at least once every six years, to provide an advisory vote on how often the Company should include a say-on-pay vote in the Company's proxy statement for future annual shareholder meetings (commonly referred to as a "say-on-pay frequency" vote).

The shareholders may vote to have the say-on-pay vote every year, every two years, or every three years, or may abstain from voting. In 2017, the Company held its first advisory vote on the say-on-pay frequency vote and over 91% of the shares voted were voted "for" an annual vote. Following this year's say-on-pay frequency vote, it is expected that the next such vote will be at the Company's 2029 annual meeting of shareholders. Shareholders may cast their advisory vote on the say-on-pay frequency vote every "1 Year," "2 Years" or "3 Years," or "Abstain."

The Board of Directors continues to believe that an annual vote is the most appropriate for the Company as it will provide the shareholders with an opportunity to express their views on the Company's executive compensation program in a consistent and timely manner. This vote is advisory, which means it is non-binding on the Company, the Board of Directors or the Compensation Committee. However, the Board of Directors intends to review the voting results and consider shareholder views in connection with how often the Company should hold a say-on-pay frequency vote.

GENERAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE 2023 ANNUAL MEETING AND VOTING

Which fiscal years are included in this Proxy Statement?

This Proxy Statement focuses primarily on details regarding the Company's 2023 Annual Meeting, its board of directors and its executive compensation program for fiscal 2023, which commenced on January 30, 2022 and consisted of 52 weeks. It also covers information in its CD&A regarding prior fiscal years, including fiscal 2022 and 2021. The Company's 2022 fiscal year commenced on January 31, 2021 and its 2021 fiscal year commenced on January 26, 2020. Fiscal 2022 consisted of 52 weeks and Fiscal 2021 consisted of 53 weeks.

Why did I receive a one-page Notice in the mail regarding the Availability of Proxy Materials instead of printed proxy materials?

In accordance with rules adopted by the SEC, the Company has elected to furnish its proxy materials to shareholders on a website, rather than mailing paper copies to each shareholder. Accordingly, on April 14, 2023, the Company sent a Notice Regarding the Availability of Proxy Materials (the "Notice") to shareholders of record. You have the ability to access the proxy materials on the website referred to in the Notice or you may request to receive a paper copy of the proxy materials free of charge by following the instructions in the Notice.

What will I be voting on?

The proposals to be voted on at the Annual Meeting are the following:

- Election of the two directors named in this Proxy Statement;
- A non-binding advisory vote to approve executive compensation ("Say-on-Pay");
- Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2024;
- Amendment and Restatement to the Company's 2017 Non-Employee Director Equity Plan to, among other things, increase the number of authorized shares by 95,000 shares; and
- A non-binding advisory vote to approve the frequency of future advisory votes on executive compensation.

Other than the matters set forth in this Proxy Statement and matters incidental to the conduct of the Annual Meeting, the Company does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from shareholders give the proxy holders the authority to vote on the matter at their discretion.

Who may vote?

The Board of Directors has set March 27, 2023 as the record date for the Annual Meeting. You may vote at the Annual Meeting if you owned shares of the Company's common stock as of the close of business on March 27, 2023. Each outstanding share of the Company's common stock held as of March 27, 2023 is entitled to one vote on each matter to be voted on. As of this record date, there were 29,355,347 shares of the Company's common stock outstanding and entitled to vote at the Annual Meeting based on the records of the Company's registrar and transfer agent, American Stock Transfer & Trust Company.

Who may attend the Annual Meeting?

All shareholders of record at the close of business on March 27, 2023 or their duly appointed proxies, may attend the Annual Meeting via the virtual meeting portal by visiting *www.virtualshareholdermeeting.com/DY2023*.

How does the Board of Directors recommend I vote?

The Board of Directors recommends a vote:

- "FOR" the two director nominees named in this Proxy Statement for election to the Board of Directors;
- "FOR", on a non-binding advisory basis, the vote to approve executive compensation;
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2024;
- "FOR" the Amendment and Restatement to the Company's 2017 Non-Employee Director Equity Plan to, among other things, increase the number of authorized shares by 95,000 shares; and
- "FOR 1 YEAR" on the frequency of future non-binding advisory votes on executive compensation.

How do I vote?

Shareholders of Record: Shares Registered in Your Name

If your shares are held in your name you are considered, with respect to those shares, the "shareholder of record." If you are a stockholder of record, there are several ways for you to vote your shares. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure that your vote is counted:

- *By Mail.* If you are a shareholder of record, and you will receive your proxy materials by mail, you may vote using your proxy card by completing, signing, dating and returning the proxy card in the self-addressed, postage-paid envelope provided. You should mail the proxy card or voting instruction form in plenty of time to allow delivery prior to the meeting. Do not mail the proxy card or voting instruction form if you are voting over the Internet or by telephone. If you properly complete your proxy card and send it in time to vote, your proxy (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your shares will be, as permitted, voted as recommended by our Board of Directors. If any other matter is presented at the Annual Meeting, your proxy (one of the individuals named on your proxy card) will vote in accordance with his or her best judgment. As of the date of this proxy statement, we know of no matters to be acted on at the meeting, other than those discussed in this proxy statement.
- *Voting by Telephone or Internet.* Please call the toll-free telephone number on the proxy card and follow the recorded instructions. Alternatively, please access our secure website registration page via the Internet as identified on the proxy card and follow the instructions, using the unique 16-digit control number printed on your Notice or proxy card.
- *In Person at the Virtual Annual Meeting.* You may attend the virtual Annual Meeting and vote in person even if you have already voted by proxy. If you are a shareholder of record, you do not need to register. You may attend the Annual Meeting and vote your shares at *www.virtualshareholdermeeting.com/DY2023* during the meeting. You will need the unique 16-digit control number printed on your Notice or proxy card to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

Beneficial Owners: Shares Registered in the Name of a Broker or Bank

If your shares are registered in the name of your broker, bank or other agent, you are the "beneficial owner" of those shares and those shares are considered as held in "street name." If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice or proxy card and voting instructions with these proxy materials from that organization rather than directly from the Company. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

You may attend the Annual Meeting and vote your shares electronically at *www.virtualshareholdermeeting.com/DY2023* during the meeting. You will need the unique 16-digit control number printed on your Notice or proxy card to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

What vote is required to approve each proposal?

The Company has adopted a majority voting standard for uncontested director elections and a plurality voting standard for contested director elections. The director nominees at the 2023 Annual Meeting are uncontested and subject to the majority voting standard. For this Annual Meeting, each director nominee will be elected if the affirmative vote of shares of common stock represented and entitled to vote at the Annual Meeting exceeds the votes cast opposing that nominee.

The affirmative vote of shares of common stock represented and entitled to vote at the Annual Meeting and exceeding the votes cast opposing the action is also required (i) to adopt the non-binding advisory vote to approve executive compensation, (ii) to ratify the appointment of the Company's independent auditor, (iii) to approve the Amendment and Restatement to the Company's 2017 Non-Employee Director Equity Plan to, among other things, increase the number of authorized shares by 95,000 shares and (iv) adopt the non-binding advisory vote to approve the frequency of future advisory votes on executive compensation.

Can I change my decision after I vote?

Yes. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual Meeting by:

- Submitting another proxy card bearing a later date than the proxy being revoked prior to the Annual Meeting;
- Voting again by internet or telephone prior to the Annual Meeting as described on the Notice or proxy card; or
- Voting again in person at the Annual Meeting.

If you hold your shares in "street name" and wish to change your vote at the Annual Meeting, you will need the unique 16-digit control number printed on your Notice or proxy card provided by your broker, bank or other nominee that holders your shares, to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

You also may revoke your proxy prior to the Annual Meeting without submitting a new vote by filing an instrument of revocation with the Secretary of the Company by 5:00 p.m. Eastern Time on Wednesday, May 24, 2023.

What constitutes a quorum?

The presence in person or by proxy of the holders of a majority of the Company's common stock will constitute a quorum. Shareholders who participate in the 2023 Annual Meeting online at *www.virtualshareholdermeeting.com/DY2023* will be considered to be attending the meeting in person for purposes of determining whether a quorum has been met. A quorum is necessary to transact business at the Annual Meeting. Shares of common stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. The Annual Meeting may not commence if a quorum is not present.

Will my shares be voted if I do not provide my proxy?

If you are a shareholder of record and you do not vote or provide a proxy, your shares will not be voted.

Your shares may be voted if they are held in "street name," even if you do not provide the brokerage firm, bank or other nominee with voting instructions. Brokerage firms have the authority under New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions at least 15 days before the date of the Annual Meeting on ratification of the appointment of the Company's independent auditor and certain other "routine" matters, but not for "non-routine" matters. As a result, if your shares are held in "street name" and you do not submit voting instructions to your brokerage firm, your shares will be treated as "broker non-votes" with respect to the election of directors (Proposal 1), the non-binding advisory vote to approve executive compensation (Proposal 2), the approval of an Amendment and Restatement to the Company's 2017 Non-Employee Director Equity Plan to, among other things, increase the number of authorized shares by 95,000 shares (Proposal 4), and the non-binding advisory vote on the frequency of future advisory votes on executive compensation (Proposal No. 5), and will not be counted in determining the outcome of those proposals.

We urge you to give voting instructions to your brokerage firm, bank or other nominee on all proposals.

What is the effect of an "abstain" vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal but will not be considered a vote cast with respect to that proposal.

What if I return my proxy card but do not mark it to show how I am voting?

If you sign and return your proxy card but do not indicate instructions for voting, your shares will be voted "FOR" each of Proposals 1, 2, 3, 4 and "FOR 1 Year" for Proposal 5. With respect to any other matter which may properly come before the Annual Meeting, your shares will be voted at the discretion of the proxy holders.

Will any other matters be voted on at the Annual Meeting?

As of the date of this Proxy Statement, management of the Company knows of no other matter that will be presented for consideration at the Annual Meeting other than those matters discussed in this Proxy Statement and matters incidental to the conduct of the Annual Meeting. If any other matters are proposed and properly come before the Annual Meeting and call for a vote of shareholders, your proxy will be voted in the discretion of the proxy holders.

Can I receive future proxy materials electronically?

You can help the Company conserve natural resources and reduce the cost of printing and mailing proxy statements and annual reports by opting to receive future mailings electronically. To enroll, please go to the website www.proxyvote.com, with your proxy card in hand, and follow the instructions.

What is the deadline for appointment of proxies by telephone or the internet, or by returning my proxy card?

Shareholders should complete and return the proxy card as soon as possible. To be valid, your proxy card must be completed in accordance with the instructions on it and received by the Company no later than **11:59 p.m., Eastern Time**, on **Wednesday, May 24, 2023**. If you appoint your proxy by telephone or the internet, the Company must receive your appointment no later than 11:59 p.m., Eastern Time, on Wednesday, May 24, 2023. If your shares of common stock are held in "street name," you should follow the voting directions provided by your bank, broker or other nominee.

ADDITIONAL INFORMATION

A copy of the Company's 2023 Annual Report to Shareholders, including financial statements for the fiscal year ended January 28, 2023, the fiscal year ended January 29, 2022, and the fiscal year ended January 30, 2021, is enclosed with this Proxy Statement, but such documentation does not constitute a part of the proxy soliciting material.

Submission of Proposals for Inclusion in 2024 Proxy Materials. Proposals that shareholders intend to present at the 2024 Annual Meeting of Shareholders must be received by the Secretary of the Company on or before December 14, 2023 to be considered for inclusion in the Company's proxy materials for that meeting. Pursuant to Rule 14a-8 promulgated under the Exchange Act, proposals of shareholders intended for inclusion in the Proxy Statement for the Company's 2024 Annual Meeting of Shareholders must be received not less than 120 calendar days before the date the Company's Proxy Statement was released to shareholders in connection with the 2023 Annual Meeting of Shareholders, unless the date of the 2024 Annual Meeting of Shareholders will change by more than 30 days from the anniversary of the date of the 2023 Annual Meeting of Shareholders. In such case, the deadline for submitting a proposal is a reasonable time before the Company prints and sends the proxy materials for its 2024 Annual Meeting of Shareholders.

Advance Notice Provisions under By-laws. Shareholders who desire to propose an item of business for action at an annual meeting of shareholders (other than proposals submitted by inclusion in the Proxy Statement), including the election of a director, must follow certain procedures set forth in the Company's Amended and Restated By-laws. To be timely, written notice must be received by the Secretary of the Company not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting. The notice should contain a brief description of the proposal and the reason for conducting such business; the name and address of the shareholder proposing such business, as it appears in the Company's books; the class and number of shares of the Company that are beneficially owned by the shareholder; and any financial interest of the shareholder in such business. Shareholders should, however, consult the Company's Amended and Restated By-laws to ensure that the specific requirements of such notice are met. A copy of the Company's Amended and Restated By-laws may be obtained by any shareholder, without charge, upon written request to the Secretary of the Company at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408.

All shareholder proposals should be sent to the Company's executive offices at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408, Attention: Secretary.

Expenses of Solicitation. The Company will bear the cost of this solicitation of proxies, including the preparation, printing and mailing of proxy materials. Proxies may be solicited by directors, officers and regular employees of the Company, without compensation, in person or by mail, telephone, facsimile transmission, telephone or electronic transmission. In addition, the Company may supplement the original solicitation of proxies by mail with solicitation by telephone, telegram and other means by directors, officers and regular employees of the Company. The Company will not pay additional compensation to these individuals for any such services.

The Company will reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in forwarding proxy material to beneficial owners.

Other Matters. The Board of Directors knows of no other matters that will be brought before the Annual Meeting other than the matters referred to in this Proxy Statement. If, however, any matters properly come before the Annual Meeting, the persons named as proxies and acting thereon will have discretion to vote on those matters according to their judgment to the same extent as the person delivering the proxy would be entitled to vote.

Notice of Internet Availability of Proxy Materials

Dycom Industries, Inc.'s 2023 Proxy Statement and its 2023 Annual Report to Shareholders are available at the Company's website, *www.dycomind.com*. Please note that the other information contained in or connected to our website is not intended to be part of this Proxy Statement.

By Order of the Board of Directors,

Ryan F. Urness
Vice President, General Counsel and Secretary
April 14, 2023

APPENDIX A

DYCOM INDUSTRIES, INC.
2017 NON-EMPLOYEE DIRECTORS
EQUITY PLAN

(Amended and Restated Effective as of May 25, 2023)

Dycom Industries, Inc., a company incorporated under the la.ws of Florida ("***Dycom***"), hereby establishes an equity compensation plan to be known as the Dycom Industries, Inc. 2017 Non-Employee Directors Equity Plan (the "***Plan***"). The Plan shall become effective as of the Effective Date, as defined in Section 14. Subject to approval by the shareholders of Dycom, upon the Effective Date no further awards shall be granted pursuant to the 2007 Non-Employee Directors Plan, as amended from time to time. Capitalized terms that are not otherwise defined in the text of the Plan are defined in Section 2.

1.   **Purpose**

The purpose of the Plan is to promote the long-term growth and financial success of Dycom and its Subsidiaries by attracting, motivating and retaining Non-Employee Directors of outstanding ability and assisting in promoting a greater identity of interest between the Company's Non-Employee Directors and its shareholders.

2.   **Definitions**

For purposes of the Plan, the following terms shall be defined as follows:

"***Administrator***" means the Board or any committee thereof as designated by the Board.

"***Amended Effective Date***" means the date on which the Plan is approved by the stockholders of the Company at the 2023 annual meeting.

"***Annual Meeting***" means the annual general meeting of the Company's shareholders.

"***Award***" means, individually or collectively, any Director Option, Restricted Stock or Restricted Stock Unit granted pursuant to the Plan.

"***Award Document***" means the written agreement or certificate or other documentation governing an Award under the Plan, which shall contain such terms and conditions not inconsistent with the Plan as the Administrator may determine and which shall incorporate the Plan by reference and unless the Administrator requires otherwise, need not be signed by a representative of the Company or a Non-Employee Director.

"***Board***" means the Board of Directors of the Company.

"***CEO***" means the Chief Executive Officer of the Company.

"***Code***" means the Internal Revenue Code of 1986, as amended, and the applicable treasury regulations and rulings promulgated thereunder.

"***Common Stock***" means the common stock, par value $0.33⅓ per share, of Dycom.

"***Company***" means Dycom Industries, Inc., a Florida corporation, or any successor to substantially all its business.

"***Date of Grant***" means the date on which an Award is granted to a Non-Employee Director under the Plan.

"***Deferral Election***" has the meaning set forth in Section 12.

"***Deferral Election Form***" means a document, in a form approved by the Administrator, pursuant to which a Non-Employee Director may elect to make a Deferral Election under the Plan.

"***Director Option***" means an Award representing a right to purchase one Share granted to a Non-Employee Director pursuant to the terms and conditions set forth in Section 8.

"**Disability**" means any physical or mental injury or disorder of a Non-Employee Director to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last of a continuous period of not less than twelve calendar months. A Non-Employee Director shall be deemed disabled if determined to be totally disabled by the Social Security Administration.

"**Dividend Equivalent**" means a right to receive payment in accordance with Section 11 based on the value of a regular cash dividend paid by the Company on a Share.

"**Effective Date**" means the effective date of the Plan provided for in Section 14.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"**Fair Market Value**" means, with respect to a Share, the fair market value thereof as of the relevant date of determination, as determined in accordance with a valuation methodology approved by the Administrator. In the absence of any alternative valuation methodology approved by the Administrator, the Fair Market Value of a Share shall be the closing price of a Share as reported on the composite tape for securities listed on the New York Stock Exchange, or such other national securities exchange as may be designated by the Administrator, or, in the event that the Common Stock is not listed for trading on a national securities exchange but is quoted on an automated system, on such automated system, in any such case on the valuation date (or, if there were no sales on the valuation date, the closing price of a Share as reported on said composite tape or automated system for the most recent day during which a sale occurred).

"**Fees**" means (i) any annual cash fee payable to a Non-Employee Director for service on the Board, (ii) any other cash fee determined on an annual basis and payable for service on, or for acting as chairperson of, any committee of the Board, and (iii) any similar annual cash fee or fees payable in respect of service on the board of directors of any Subsidiary or any committee of any such board of directors; *provided*, *however*, that "Fees" shall not include any per diem fees paid to a Non-Employee Director.

"**Non-Employee Director**" means a member of the Board who is not an employee of the Company or any of its Subsidiaries.

"**Payment Date**" means the date or dates on which the Fees are payable to a Non-Employee Director.

"**Plan Limit**" has the meaning set forth in Section 4(a).

"**Prior Effective Date**" means November 21, 2017.

"**Restriction Period**" means, with respect to an award of Restricted Stock or Restricted Stock Units pursuant to Section 7 only, the period of time, commencing on the Payment Date and ending on the earlier to occur of (i) the six-month anniversary of the Payment Date and (ii) the termination of such Non-Employee Director's services as a Non-Employee Director due to death or Disability.

"**Restricted Stock**" means a Share granted to a Non-Employee Director pursuant to the terms and conditions set forth in Section 9.

"**Restricted Stock Unit**" means an Award representing a right to receive one Share granted to a Non-Employee Director pursuant to the terms and conditions set forth in Section 10.

"**Section 409A**" means Section 409A of the Code and the treasury regulations and rulings promulgated thereunder.

"**Service Period**" means a twelve-month period commencing on the date of an applicable Annual Meeting or such other period as the Administrator may specify from time to time. The first Service Period shall commence on the date of the 2017 Annual Meeting.

"**Share Amount**" means the U.S. dollar amount of Fees received in the form of Restricted Stock or Restricted Stock Units by a Non-Employee Director, subject to the terms and conditions of this Plan.

"**Share Election**" means, unless otherwise determined by the Administrator, a Non-Employee Director's written election to receive payment of a percentage of such Director's Fees in the form of Restricted Stock or Restricted Stock Units, as determined by the Administrator in its sole discretion, subject to the terms and conditions of this Plan. Unless the Administrator determines otherwise, a Share Election shall be irrevocable.

"**Share Election Form**" means a document, in a form approved by the Administrator, pursuant to which a Non-Employee Director makes a Share Election under the Plan.

"**Shares**" means shares comprising the Common Stock.

"**Subsidiary**" means (i) a domestic or foreign corporation or other entity with respect to which the Company, directly or indirectly, has the power, whether through the ownership of voting securities, by contract or otherwise, to elect at least a majority of the members of such corporation's board of directors or analogous governing body, or (ii) any other domestic or foreign corporation or other entity in which the Company, directly or indirectly, has an equity or similar interest and which the Administrator designates as a Subsidiary for purposes of the Plan.

3. **Administration of the Plan**

(a) <u>Administrator</u>. The plan shall be administered by the Administrator.

(b) <u>Powers and Responsibility</u>. The Administrator shall have full power and authority, subject to the express provisions hereof, to:

(i) grant Awards in accordance with the Plan;

(ii) determine the number of Shares subject to each Award or the cash amount payable in connection with an Award;

(iii) determine the terms and conditions of each Award at the time of grant or otherwise, including, without limitation, those related to vesting, forfeiture, payment, settlement and exercisability, and the effect, if any, of a Non-Employee Director's termination of service from the Board or a change in control of the Company;

(iv) make factual and legal determinations in connection with the administration or interpretation of the Plan;

(v) establish, amend and rescind administrative regulations, rules and procedures relating to the Plan;

(vi) employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion or computation received therefrom;

(vii) vary the terms of Awards to take account of tax, securities law and other regulatory requirements of foreign jurisdictions; and

(viii) take any other action desirable or necessary to interpret, construe or implement properly the provisions of the Plan or any Award Document.

(c) <u>Plan Construction and Interpretation</u>. The Administrator shall have full power and authority, subject to the express provisions hereof, to construe and interpret the Plan.

(d) <u>Determinations of the Administrator Final and Binding</u>. All determinations by the Administrator in carrying out and administering the Plan and in construing and interpreting the Plan shall be final, binding and conclusive for all purposes and upon all persons interested herein.

(e) <u>Delegation of Authority</u>. The Administrator may designate persons other than its members to carry out its responsibilities under such conditions or limitations as it may set, except that the Administrator may not delegate (i) its authority with regard to Awards (including decisions concerning the timing, pricing and amount of Shares subject to an Award granted to Non-Employee Directors for purposes of Section 17 (b) of the Exchange Act) and (ii) its authority pursuant to Section 15 to amend the Plan.

(f)   Liability of Administrator. The Administrator, the Chief Executive Officer, or any officer, Non-Employee Director or employee of the Company to whom any duties or responsibilities are delegated hereunder shall not be liable for any action or determination made in connection with the operation, administration or interpretation of the Plan and the Company shall indemnify in the manner provided in the Company's Third Amended and Restated By-Laws (as may be amended from time to time) or any relevant indemnification agreement between the Company and such person. In the performance of its responsibilities with respect to the Plan, the Administrator shall be entitled to rely upon information and advice furnished by the Company's officers, the Company's accountants, the Company's counsel and any other party the Administrator deems necessary, and no member of the Administrator shall be liable for any action taken or not taken in reliance upon any such advice.

4.   Shares Available

(a)   General. Subject to adjustment as provided in Section 16, the maximum number of Shares that may be subject to Awards issued under the Plan (the "**Plan Limit**") shall be 235,000 Shares.

(b)   Rules Applicable to Determining Shares Available for Issuance. The number of Shares remaining available for issuance under the Plan will be reduced by the number of Shares subject to outstanding Awards and, for Awards that are not denominated by Shares, by the number of Shares actually delivered upon settlement or payment of the Award; *provided, however*, that, notwithstanding the above, for every one Share issued in respect of an award of (i) Restricted Stock or (ii) Restricted Stock Units, the number of Shares available for issuance under the Plan shall be reduced by one Share.

For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares that are tendered by a Non-Employee Director or withheld by the Company to pay the exercise price of an Award or to satisfy a Non-Employee Director's tax withholding obligations in connection with the exercise or settlement of an Award will not be added back to the Plan Limit. In addition, for purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares subject to an Award that is forfeited, cancelled or expires for any reason without having been settled or delivered or that is settled through issuance of consideration other than Shares (including, without limitation, cash) shall be added back to the Plan Limit and shall again be available for the grant of Awards under the Plan.

(c)   Limitations. In any Service Period, the value of Awards under the Plan made to any Non-Employee Director (calculated based on the grant date Fair Market Value of such Awards for financial reporting purposes) shall not exceed $500,000, excluding the value of any Awards made under Section 7. For purposes of this Section 4(c), compensation in any Service Period shall include any amounts or grants that would have been paid or made, as applicable, to a particular Non-Employee Director absent such Non-Employee Director's election to defer such compensation pursuant to any arrangement or plan of the Company permitting deferral of such compensation.

5.   Eligibility

Awards shall be granted only to Non-Employee Directors.

6.   Awards in General

(a)   Grant of Awards. Unless otherwise determined by the Administrator, Awards shall be granted under the Plan as follows:

(i)   upon a Non-Employee Director's initial election or appointment to the Board;

(ii)   to a Non-Employee Director who continues to be a member of the Board as of the date of an Annual Meeting; and

(iii)   to a Non-Employee Director pursuant to the terms and conditions set forth in Section 7 herein.

All Awards shall be subject to the approval of the Board.

(b)   Terms Set Forth in Award Document. The terms and conditions of each Award shall be set forth in an Award Document and such terms and conditions shall not be inconsistent with the Plan and shall include, without limitation, the date on which the Award was granted and the amount and type of such Award.

7. Fees

(a) <u>General</u>. Each Non-Employee Director may elect to receive all or a portion of the annual Fees in Restricted Stock or Restricted Stock Units, as determined by the Administrator in its sole discretion, through the submission of a Share Election Form.

(b) <u>Share Election</u>. Prior to the commencement of any applicable Service Period, each Non-Employee Director will be provided with a Share Election Form. A Share Election Form submitted by a Non-Employee Director for an applicable Service Period, in accordance with such procedures to be determined by the Administrator, shall be deemed to be a continuing election for all subsequent Service Periods, unless such Non-Employee Director completes, signs and submits a subsequent Share Election Form prior to the commencement of a subsequent Service Period. A Non-Employee Director shall indicate on their Share Election Form the percentage of Fees for the applicable Service Period to be paid in Restricted Stock or Restricted Stock Units, as determined by the Administrator in its sole discretion.

(c) <u>Effect of No Share Election Form</u>. Subject to Section 7(b), a Non-Employee Director who does not have a completed and signed Share Election Form on file with the Company immediately prior to the payment of any Fees will have 100% of his or her Fees paid in cash.

(d) <u>Determination of Number of Shares of Restricted Stock or Restricted Stock Units</u>. The number of shares of Restricted Stock or Restricted Stock Units, as applicable, to be payable to a Non-Employee Director pursuant to this Section 7 shall be determined by (i) dividing (x) the Share Amount as of the Payment Date by (y) the Fair Market Value of a share of Common Stock as of the Payment Date and (ii) rounding up to the nearest whole share of Common Stock.

(e) <u>Nontransferability</u>. During the Restriction Period, shares of Restricted Stock or shares of Common Stock underlying Restricted Stock Units shall not be assigned, pledged, encumbered, or hypothecated to or in favor of or subject to any lien, obligation, or liability of a Non-Employee Director to any party other than the Company. Restricted Stock or shares of Common Stock underlying Restricted Stock Units, or other right of a Non-Employee Director relating thereto, shall not be transferred by a Non-Employee Director otherwise than by will or the laws of descent and distribution.

8. Terms and Conditions of Director Options

(a) <u>General</u>. The Administrator shall determine the number of Director Options (if any) that may be granted to a Non-Employee Director. Director Options shall be nonqualified stock options and are not intended to qualify as "incentive stock options" under Section 422 of the Code. The exercise price per Share subject to each Director Option shall be equal to the Fair Market Value of a Share on the Date of Grant.

(b) <u>Option Term</u>. Each Director Option shall expire on the tenth anniversary of the Date of Grant or such earlier time as set forth in the Plan or an applicable Award Document.

(c) <u>Vesting and Termination of Service</u>.

(i) <u>Vesting</u>. Subject to the terms and conditions of the Plan, each Director Option granted to a Non-Employee Director shall vest and become exercisable in equal annual installments over the four-year period following the applicable Date of Grant. Once exercisable, an Option may be exercised at any time prior to its expiration, cancellation or termination as provided in the Plan.

(ii) <u>Termination of Status as a Non-Employee Director</u>.

(A) <u>Disability</u>. In the event that a Non-Employee Director ceases to be a director by reason of such Non-Employee Director's Disability, any outstanding Director Option held by such Non-Employee Director that is vested and exercisable as of the date of such termination of services shall remain exercisable for a period of ninety-days following the termination, at the end of which time such Director Option shall terminate (unless the Director Option expires earlier by its terms) without any payment. Any outstanding Director Option that is not vested and exercisable at the date of such Non-Employee Director's termination of services shall be terminated without any payment.

      (B)   <u>Death</u>. In the event that a Non-Employee Director ceases to be a director by reason of death, any outstanding Director Option held by such Non-Employee Director that is vested and exercisable on the date of his or her death shall remain exercisable for a period of ninety-days following such termination, at the end of which time such Director Option shall terminate (unless the Director Option expires earlier by its terms) without any payment. Any outstanding Director Option that is not vested and exercisable at the date of such Non-Employee Director's termination of services shall be terminated without any payment.

      (C)   <u>Termination of Services for Reasons Other than Death or Disability</u>. In the event a Non-Employee Director terminates service as a member of the Board for any reason other than Disability or death, any unvested Director Option shall be cancelled and forfeited without any payment.

      (iii)   <u>Subject to Exchange Rules</u>. Any and all grants of Director Options shall be subject to all applicable rules and regulations of any exchange on which the Common Stock may then be listed.

      (d)   <u>Notice of Exercise</u>. Subject to the other terms and conditions of the Plan, a Non-Employee Director may exercise all or any portion of a vested Director Option by giving notice of exercise to the Company or its designated agent; *provided*, *however*, that in no event shall the Director Option be exercisable for a fractional Share. The date of exercise of a Director Option shall be the later of (i) the date on which the Company or its agent receives such notice or (ii) the date on which the conditions provided in Sections 8(e) and 8(g) are satisfied.

      (e)   <u>Form of Payment</u>. The exercise price of a Director Option may be paid in (i) cash or (ii) by any other method as approved by the Administrator. In accordance with the rules and procedures authorized by the Administrator for this purpose, a Director Option may also be exercised through a "cashless exercise" procedure authorized by the Administrator from time to time.

      (f)   <u>Limitation on Exercise</u>. A Director Option shall not be exercisable unless the Common Stock subject thereto has been registered under the Securities Act of 1933, as amended (the "**1933 Act**"), and qualified under applicable state "blue sky" laws in connection with the offer and sale thereof, or the Company has determined that an exemption from registration under the 1933 Act and from qualification under such state "blue sky" laws is available.

      (g)   <u>Shareholder Rights</u>. A Non-Employee Director shall have no rights as a shareholder with respect to any Shares issuable upon exercise of a Director Option until such Shares shall have been issued and delivered to such Non-Employee Director in such manner as the Company, in its discretion, shall deem appropriate. No adjustment shall be made for dividends or distributions or other rights in respect of any Share for which the record date is prior to the date upon which the Non-Employee Director becomes the holder of record thereof.

      (h)   <u>Issuance of Shares</u>. Subject to the foregoing conditions, after the Company's receipt of a proper notice of exercise and payment of the exercise price for the number of Shares with respect to which a Director Option is exercised, Shares shall be issued in such manner as the Company, in its discretion, shall deem appropriate, including, without limitation, book-entry registration or issuance of one or more stock certificates. If stock certificates are issued, such certificates shall be delivered to the Non-Employee Director or such certificates shall be credited to a brokerage account if the Non-Employee Director so directs; *provided*, *however*, that such certificates shall bear such legends as the Company deems necessary or advisable in order to comply with applicable federal or state securities laws or Company policy. Any fractional Shares shall be payable in cash, based on the Fair Market Value of a Share on the date of payment.

9.   **Terms and Conditions of Restricted Stock**

      (a)   <u>General</u>. The Administrator shall determine the number of Shares of Restricted Stock (if any) that may be granted to a Non-Employee Director.

      (b)   <u>Vesting</u>. Unless previously vested or forfeited in accordance with the terms and conditions contained herein, subject to the terms and conditions of the Plan, the Restricted Stock shall vest and become non-forfeitable in three equal annual installments over the three-year period following the applicable Date of Grant (each, a "**Vesting Date**"), provided that the Non-Employee Director is a member of the Board on the applicable Vesting Date.

(c)   Shareholder Rights. A Non-Employee Director shall have all rights of a shareholder as to the Shares of Restricted Stock (including the right to receive regular cash dividends and to vote). Dividends shall be subject to the same terms and conditions (including vesting) as the underlying Shares of Restricted Stock and shall be distributed to a Non-Employee Director upon vesting of such Shares. None of the Shares of Restricted Stock may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of, unless such Shares have vested.

(d)   Issuance of Shares. As soon as practicable following the grant of an Award, the Restricted Stock shall be registered in the Non-Employee Director's name in one or more stock certificates or book entry form in the discretion of the Company. If a certificate is issued it shall include such restrictions as the Company deems appropriate and shall be held by the Company until the restrictions lapse. If stock certificates are issued, such certificates shall be delivered to the Non-Employee Director or such certificates shall be credited to a brokerage account if the Non-Employee Director so directs; provided, however, that such certificates shall bear such legends as the Company deems necessary or advisable in order to comply with applicable federal or state securities laws or Company policy. Any fractional Shares shall be payable in cash, based on the Fair Market Value of a Share on the date of payment.

10.   Terms and Conditions of Restricted Stock Units

(a)   General. The Administrator shall determine the number of Restricted Stock Units (if any) that may be granted to a Non-Employee Director.

(b)   Vesting. Unless previously vested or forfeited in accordance with the terms and conditions contained herein, subject to the terms and conditions of the Plan, the Restricted Stock Units shall vest and become non-forfeitable in three equal annual installments over the three-year period following the applicable Date of Grant (each, a "**Vesting Date**"), provided that the Non-Employee Director is a member of the Board on the applicable Vesting Date.

(c)   Shareholder Rights. A Non-Employee Director shall not have any rights as a shareholder with respect to the Shares underlying any Restricted Stock Unit until such Shares have been issued and delivered to such Non-Employee Director in such manner as the Company, in its discretion, shall deem appropriate. None of the Restricted Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of unless such Restricted Stock Units vest and are paid in Shares.

(d)   Settlement of Restricted Stock Units. Subject to Section 12, on the date on which the Restricted Stock Units vest, all restrictions covering such Restricted Stock Units shall lapse and the Restricted Stock Units shall be payable in Shares and shall be evidenced in such manner as the Company, in its discretion, shall deem appropriate, including, without limitation, book-entry registration or issuance of one or more stock certificates. If stock certificates are issued, such certificates shall be delivered to the Non-Employee Director or such certificates shall be credited to a brokerage account if the Non-Employee Director so directs; provided, however, that such certificates shall bear such legends as the Company, in its discretion, may determine to be necessary or advisable in order to comply with applicable federal or state securities laws or Company policy. Any fractional Shares shall be payable in cash, based on the Fair Market Value of a Share on the date of payment.

(e)   Deferral of Restricted Stock Units. A Non-Employee Director may elect to defer receipt of all or any portion of the Shares to be received upon settlement of the Restricted Stock Units until a date subsequent to the settlement date of the Restricted Stock Units as specified in Section 12, in which case there shall be credited to the Non-Employee Director's Deferred Stock Unit Account a number of Elective Stock Units equal to the number of Shares being deferred.

11.   Dividend Equivalents

A Non-Employee Director shall be entitled to receive Dividend Equivalents on Restricted Stock Units in the event the Company pays a regular cash dividend with respect to its Common Stock. Dividend Equivalents shall be deemed to be reinvested in Shares. The Company shall maintain a bookkeeping record with respect to the Dividend Equivalents and such Dividend Equivalents shall be credited to a Non-Employee Director's account on the date that the Company pays such regular cash dividend. Dividend Equivalents shall accrue on the Restricted Stock Units until such time as such Awards are settled and paid in Shares. If the Non-Employee Director elects to defer settlement of any Restricted Stock Units, such Awards shall continue to earn additional Dividend Equivalents during the deferral period and such additional Dividend Equivalents shall be deferred subject to the same terms and conditions as the

Restricted Stock Units to which the Dividend Equivalents originally related. Payment of Dividend Equivalents that have been credited to the Non-Employee Director's account will not be made with respect to any Restricted Stock Units that do not vest and are cancelled. Any fractional Dividend Equivalents shall be paid in cash.

12. Election to Defer Awards

(a) General. The Administrator may permit any Non-Employee Director to elect to defer receipt of the value of all or a portion of his or her Restricted Stock Units until the earlier of (i) a date that is at least twelve months subsequent to the settlement date of the Restricted Stock Units and (ii) the date the Non-Employee Director terminates service as a member of the Board for any reason (the "***Deferral Election***"). Any Deferral Election must be made by a Non-Employee Director in such manner as specified in the rules and procedures to be established by the Administrator and set forth in the applicable Deferral Election Form approved from time to time by the Administrator.

(b) Elections. Within thirty days prior to the beginning of an applicable Service Period, or such other date prescribed by the Administrator, each Non-Employee Director shall have the opportunity to submit a Deferral Election Form to the Company indicating his or her Deferral Election. Such Deferral Election shall specify the whole percentage of Restricted Stock Units (between 10% and 100%) to be deferred and the time of distribution of the Deferral Election in accordance with Section 12(a). The Deferral Election shall be irrevocable upon the latest date to submit the Deferral Election Form as set by the Administrator.

(c) Newly Elected Non-Employee Director Elections. In the event a Non-Employee Director is newly elected to the Board at an Annual Meeting or is otherwise elected or appointed on a date other than the Annual Meeting, such Non-Employee Director shall have the opportunity to make a Deferral Election within thirty days prior to any subsequent Service Period at which the newly elected Non-Employee Director will receive an initial Restricted Stock Unit Award (or such other time prescribed by the Administrator). Each newly elected Non-Employee Director shall submit his or her Deferral Election Form to the Company in accordance with this Section 12.

(d) Default Election. In the event a Non-Employee Director fails to complete, sign and return the Deferral Election Form to the Company within the specified timeframe, as stated in this Section 12, such Non-Employee Director's Restricted Stock Units shall be issued in accordance with Section 10.

(e) Permissible Acceleration or Delay of Issuance of Shares. The Administrator shall not have the discretionary authority to accelerate or delay issuance of a Share underlying a Restricted Stock Unit, except to the extent that such acceleration or delay may, in the sole discretion of the Administrator, be effected in a manner that will not cause the Non-Employee Director to incur additional taxes, interest or penalties under Code Section 409A.

13. Transferability

Awards may not be transferred, pledged, assigned or otherwise disposed of except by will or the laws of descent and distribution or pursuant to a domestic relations order.

14. Term

The Plan shall become effective on the Amended Effective Date; *provided*, *however*, that if the Plan is not approved by the stockholders upon submission to them for approval at the 2023 annual meeting, the Plan shall continue to operate as approved by the stockholders of the Company on the Prior Effective Date. Unless earlier terminated pursuant to Section 15, the Plan shall terminate on the 10th anniversary of the Amended Effective Date (the "***Expiration Date***"), except with respect to Awards then outstanding. No Awards may be granted under the Plan after the Expiration Date. However, the expiration of the Plan shall not affect Awards made on or prior to the Expiration Date, which Awards shall remain outstanding subject to the terms hereof.

15. Amendments

(a) Amendment. The Board may at any time and from time to time alter, amend, suspend or terminate the Plan in whole or in part, including, without limitation, to amend the provisions for determining the amount of Awards to be issued to a Non-Employee Director; *provided*, *however*, that any amendment which under the requirements of applicable law or a stock exchange rule must be approved by the shareholders of the Company shall not be effective unless and until such shareholder approval has been obtained in compliance with such law or rule. No termination or amendment of the Plan that would materially and adversely alter or impair the rights of a Non-Employee Director under the Plan with respect to any Award previously made under the Plan shall be effective without such Non-Employee Director's consent.

(b) Repricings. Notwithstanding the foregoing, no Director Option may be repriced, regranted through cancellation or otherwise amended to reduce the applicable exercise price (other than as provided in Section 16) without the approval of the Company's shareholders. In addition, no Director Option may be repurchased or otherwise cancelled in exchange for cash or other property at a time when its exercise price is equal to or greater than the Fair Market Value of the underlying Common Stock.

16. No Restriction on Right of Company to Effect Corporate Changes

(a) Authority of the Company and Shareholders. The existence of the Plan, the Award Documents and any Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(b) Change in Capitalization. Notwithstanding any provision of the Plan or any Award Document, the number and kind of Shares authorized for issuance under the Plan will be equitably adjusted in the case of a stock-split, and may be adjusted in the sole discretion of the Administrator in the event of a stock dividend, recapitalization, reorganization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, exchange of Shares, warrants or rights offering to purchase Common Stock at a price substantially below Fair Market Value or other similar corporate event affecting the Common Stock in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Plan. In addition, upon the occurrence of any of the foregoing events, the number and kind of Shares subject to any outstanding Awards may be equitably adjusted (including by payment of cash to a Non-Employee Director) in the sole discretion of the Administrator, and will be equitably adjusted in the case of a stock-split, in order to preserve the benefits or potential benefits intended to be made available to Non-Employee Directors granted Awards. Subject to the term hereof, such adjustments shall be made by the Administrator, in its sole discretion, whose determination as to what adjustments shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Administrator, such adjusted Awards shall be subject to the same restrictions, as applicable, to which the underlying Award is subject.

17. No Right to Re-election

Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any of its members for re-election by the Company's shareholders, nor confer upon any Non-Employee Director the right to remain a member of the Board for any period of time, or at any particular rate of compensation.

18. Governing Law

The Plan and all agreements, including, without limitation, any Award Document, entered into under the Plan shall be construed in accordance with and subject to the laws of the state of Florida.

19. Unfunded Plan

The Plan is unfunded. Prior to the exercise of any Awards, nothing contained herein shall give any Non-Employee Director any rights that are greater than those of a general creditor of the Company. The Administrator may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares with respect to awards hereunder.

20. Compliance with Rule 16b-3

It is the Company's intent that the Plan and the Awards comply in all respects with Rule 16b-3 of the Exchange Act. If the consummation of any transaction under the Plan would result in the possible imposition of liability on a Non-Employee Director pursuant to Section 16(b) of the Exchange Act, the Administrator shall have the right, but not the obligation, to defer such transaction or the effectiveness of such action to the extent necessary to avoid such liability.

21.   Compliance with Code Section 409A

It is the Company's intent that the Plan, Award Document and the Awards comply in all respects with Code Section 409A and the regulations and guidance promulgated thereunder. Notwithstanding any other provision of this Plan to the contrary, to the extent that any provision of this Plan, any Award Document, or any Award contravenes any regulations or guidance promulgated under Code Section 409A or could cause any person to be subject to additional taxes, interest or penalties under Code Section 409A, the Administrator may, without notice or consent of any Non-Employee Director, modify such provision, to the extent necessary or desirable to ensure the Plan continues to be exempt from the requirements of Code Section 409A. Any such amendment shall maintain, to the maximum extent practicable, the original intent of the applicable provision.

22.   Termination of Service

If any amount owed to a Non-Employee Director under this Plan is considered for purposes of Code Section 409A to be owed by virtue of his or her termination of service as a member of the Board, such amount shall be paid if and only if such termination constitutes a "separation from service" with the Company for purposes of Code Section 409A, determined using the default provisions set forth in Treasury Regulation §1.409A-1(h) or any successor regulation thereto.

23.   Stated Periods of Time

In the event that any period of days, months or years set forth in the Plan ends on a date that is Saturday, Sunday or a public holiday in the United States, the end of such period shall be the first business day following such date.

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Dycom Industries, Inc.
11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, FL 33408

dycomind.com
info@dycomind.com
561.627.7171